UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press release, dated February 28, 2019	1
2.	Consolidated Annual Accounts for the year ended December 31, 2018	19

2018 Annual Results Grifols reports EUR 4,487 million in revenues, with 9.2% operating growth and EUR 597 million in net profit Bioscience Division leads growth with an operating increase of 8.0% and EUR 3,517 million in revenues, driven by solid sales of the main plasma proteins throughout the year, particularly immunoglobulin Diagnostic Division sales remain stable at EUR 702 million; Hospital Division achieves 16.0% operational growth and EUR 120 million in revenues, fueled by strong U.S. sales. Bio Supplies reports EUR 167 million in sales revenues Grifols’ underlying EBITDA1 totals EUR 1,218 million, a 27.7% margin Net income amounted to EUR 597 million, driven primarily by robust sales and enhanced financial performance  Grifols is the global leader in plasma donation centers, managing 256 centers in the U.S. and Europe Grifols generates high and sustainable operating cash flows that provide the necessary solvency to meet its planned investments amid a context of growth: more than EUR 540 million allocated to capital investments (CAPEX) and R+D+i Grifols workforce grew by 16% to 21,230 employees worldwide Barcelona (Spain), February 28, 2019.-Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) recorded EUR 4,486.7 million in revenues in FY 2018, with 9.2% cc2 year-on-year growth (3.9% taking into account exchange rate variations). The company reported growth in all divisions and geographic regions where it operates. The Bioscience Division led Grifols’ growth. The division’s revenues grew to EUR 3,516.7 million, with operational growth of 8.0% cc (2.5% considering exchange rate variations). Continued higher demand for its main plasma-derived products was the driving force behind this upswing. Of note were higher sales and price points of immunoglobulin in some markets. The sales upswing of these plasma proteins, together with certain specialty immunoglobulins, offset the drop in factor VIII sales. The renewal processes of certain licenses in China suffered delays in the last quarter of 2018, impacting sales. 1 Underlying EBITDA excludes the impact derived from Haema and Biotest plasma third-party sales. 2 Operating or constant currency (cc) excludes exchange rate variations of the year. Page 1 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Diagnostic Division revenues remained stable, growing by 0.7% cc (-4.1% considering exchange rate variations) to EUR 702,3 million. Grifols is a global leader in transfusion medicine, the division’s main growth driver. The Hospital Division reported EUR 119.5 million in sales in 2018, growing by 16.0% cc and 13.1% taking exchange rate variations into account. The division continued to note strong sales in all of its business lines. It leads the Spanish market in IV solutions. The division continues to offer a broad portfolio of hospital pharmacy solutions in Spain and Latin America, while expanding its business in the U.S. The Bio Supplies Division includes three main areas: sales of biological products for non-therapeutic uses, Kedrion manufacturing agreements, and third-party plasma sales from Haema and Biotest, which totaled EUR 80.3 million. Bio Supplies earned EUR 167.0 million in revenues in 2018, a substantial increase from the EUR 66.8 million reported in 2017. Underlying EBITDA1 increased to EUR 1,218.4 million, representing a 27.7% margin. Gross margin continues impacted by higher plasma costs as a result of Grifols’ efforts, both organic and inorganic, to increase access to its main raw material and fulfill the continued demand for its plasma-derived therapies. Grifols operates 256 centers in the U.S. and Europe, the largest plasma collection network in the world. This network includes the acquisition of six Kedplasma centers; 24 Biotest US centers in the U.S.; 35 Haema centers in Germany; and a newly inaugurated center, also in Germany, as part of its joint venture with Plasmavita Healthcare. The last quarter of the year saw a significantly higher demand for immunoglobulin, especially in the United States, where Grifols works on the launch of 20% subcutaneous immunoglobulin that will expand Grifols’ IG franchise. This upturn has affected the utilization of liters of plasma. Gross margin was also impacted by temporary albumin sales restriction in China; geographic mix of factor VIII sales, tender volatility; and the product mix of the Diagnostic Division, which reported stronger demand for antigens used to produce immunoassays and transfusion-medicine diagnostic instruments. In terms of operating expenses, Grifols decided to increase its R+D+i investment in certain projects, specifically those related to albumin, in light of the positive results of the AMBAR trial and trials on liver diseases (PRECIOSA and APACHE studies). Corporate operations, including Haema and Biotest acquisitions, as well as the negotiations with Shanghai RAAS, caused related operating expenses to rise. Grifols’ annual financial results totaled EUR 257.2 million. This figure includes an influx of EUR 32.0 million following the expected divestment in Tigenix, carried out in the second quarter of 2018. The effective tax rate was 18.1%, as a result of the U.S. tax reform, approved in December 2017. Page 2 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Excluding non-recurrent expenses3 recognized at the end of 2017, Grifols’ net profit increased by 1.5% to EUR 596.6 million, compared to EUR 587.9 million in 2017. It represents 13.3% of revenues. Grifols’ net financial debt was EUR 5,343.1 million, including EUR 1,033.8 million in cash (EUR 886,5 million in 2017). The company has nearly EUR 400 million in undrawn lines of credit, which increase its liquidity position to nearly EUR 1,400 million. The group’s net financial debt over EBITDA ratio was 4.32x as of December 2018. This figure drops to 4.19x excluding the impact of exchange rate variations. Leverage management remains among the company’s top priorities. To this end, Grifols maintains high, sustainable levels of operational activities and strong net operating cash flow generation. The EUR 737.4 million cash flow from operating activities allows the firm to effectively undertake its planned investments in the current context of growth. Grifols allocated EUR 252.2 million in 2018 (EUR 271.1 in 2017) toward CAPEX and EUR 291.4 million (EUR 266.3 million in 2017) of net investments toward R+D+i. The company remains firmly committed to future growth and its long-term strategic vision. Grifols’ solid performance and positive cash flow trend helped reinforce the balance sheet. As of December 2018 consolidated assets totaled EUR 12,477.0 million (EUR 10,920.3 million in 2017). This upturn was fueled primarily by the Bioscience Division, which grew both organically and via corporate transactions, as well as by capital investments. At the close of 2018, Grifols agreed to sell Haema AG and Biotest US Corporation to Scranton Enterprises, B.V. for USD 538 million in order to monetize earlier these investments and reinforce its financial structure. Grifols maintains operational control of the plasma centers and holds an exclusive and irrevocable call option for both companies. Optimizing working capital remained a priority to strengthen the company’s financial position. Inventory levels increased to EUR 1,949.4 million, with a turnover of 292 days compared to 275 days in December 2017 following the roll-out of initiatives to anticipate and meet the solid demand of plasma-derived products. The days sales outstanding improved to 22 days (24 days in 2017), reflecting the optimization measures. The average payment period is 65 days, a slight increase from the 53-day period reported in 2017. The company’s equity as of December 31, 2018 was EUR 4,696.6 million. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. 3 It relates to the Hologic acquisition; the Aradigm assets reassessment; and the U.S. tax reform. Page 3 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Two dividend payments totaling EUR 278.8 million were distributed in 2018. In the second quarter of 2018, a second dividend, charged against 2017 earnings, was paid out as a final dividend, and an interim dividend was paid in December 2018. Grifols remains committed to compensating its shareholders with dividend payouts.

Key financial metrics 2018:

In millions of euros except % and EPS	2018	2017[1]	% Var
NET REVENUES	**4,486.7**	**4,318.1**	3.9%
GROSS MARGIN UNDERLYING[2]	46.4%	49.9%	
GROSS MARGIN	45.7%	49.9%	
EBITDA UNDERLYING[2]	**1,218.4**	**1,218.8**	0.0%
% Net revenues	*27.7%*	*28.2%*	
EBITDA REPORTED	**1,222.7**	**1,218.8**	0.3%
% Net revenues	*27.3%*	*28.2%*	
GROUP PROFIT	**596.6**	**587.9**	1.5%
% Net revenues	*13.3%*	*13.6%*	
ADJUSTED[3] GROUP PROFIT	**680.5**	**660.2**	3.1%
% Net revenues	*15.2%*	*15.3%*	

CAPEX	**252.2**	**271.1**	(7.0%)
R&D NET INVESTMENT	**291.4**	**266.3**	9.4%
EARNINGS PER SHARE (EPS) REPORTED	**0.87**	**0.97**	(10.0%)

	December 2018	December 2017	% Var
TOTAL ASSETS	**12,477.0**	**10,920.3**	14.3%
TOTAL EQUITY	**4,696.6**	**3,634.0**	29.2%
CASH & CASH EQUIVALENTS	**1,033.8**	**886.5**	16.6%
LEVERAGE RATIO	**4.32/(4.19cc)[4]**	**3.96/(4.34 cc)[4]**	

(1) Figures exclude the non-recurring items related to the Hologic acquisition; the Aradigm assets reassessment; and the U.S. tax reform

(2) Excludes the impact of plasma sold to third parties

(3) Excludes non-recurring items and associated with recent acquisitions; amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(4) Constant currency (cc) excludes the impact of exchange rate movements

Page 4 of 18

PERFORMANCE OF GRIFOLS DIVISIONS: LEADERSHIP OF KEY DIVISIONS Bioscience drives growth: EUR 3,517 million in revenues and 8.0% cc growth The division grew by 8.0% cc in 2018 (2.5% taking the exchange rate fluctuations into account), to EUR 3,516.7 million. Robust sales of the main plasma proteins – immunoglobulin, albumin and alpha-1 antitrypsin – were the main drivers of revenue growth throughout the year. Of note were higher sales and price points of immunoglobulin in some markets. The sales upswing of these plasma proteins, together with certain specialty immunoglobulins, offset the drop in factor VIII sales. The renewal processes of certain licenses in China suffered delays in the last quarter of 2018, impacting sales. The demand for immunoglobulin remains strong in Grifols’ core markets, especially in the U.S. and main EU countries, led by Spain, Germany and the United Kingdom. Sales also grew in Turkey, Brazil and Australia, where, in addition to primary immunodeficiencies (PID), immunoglobulins are used to treat secondary immunodeficiencies (SID) and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD), a market segment that Grifols leads. Immunoglobulin sales achieved double-digit growth in 2018. Amid this context of market growth, Grifols plans to launch a 20% subcutaneous immunoglobulin in the second half of 2019. Albumin sales grew considerably in the U.S. and several European countries including Italy, the United Kingdom and Turkey. China remains a strategic market for Grifols, with significant underlying demand. Grifols continues as the market leader in alpha-1 antitrypsin sales. Market penetration of this plasma protein grew in the U.S. and main EU markets thanks to commercial efforts and growth in the number of diagnosed patients. Also of note is Grifols’ FDA-approved genetic test for alpha-1 deficiency and Prolastin®-C Liquid, recently introduced in the U.S. This liquid formulation enhances Grifols’ respiratory franchise, in addition of offering patients another treatment option. Sales of factor VIII sales fell notably in 2018 as a result of their declining use to treat patients with inhibitors. The company positions factor VIII as the optimal treatment for Hemophilia A patients, focusing its efforts in the U.S. and emerging markets. Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Two new formulations helped boost sales in the specialty hyperimmunoglobulins segment: an anti-rabies immunoglobulin (HyperRAB®), with a twice the potency (300 IU/mL) of currently available rabies immune globulin options; and GamaSTAN®, an intramuscular immunoglobulin for patients exposed to hepatitis A or measles. Both products earned FDA approval in the first half of 2018. Page 5 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Diagnostic Division remains stable: 0.7% growth cc leads to EUR 702 million in revenues The Diagnostic Division reported EUR 702.3 million in revenues, a 0.7% cc year-on-year increase and -4.1% taking exchange rate variations. Grifols is the global leader in transfusional diagnostics, the division’s main engine for growth in 2018. This business area includes NAT donor-screening diagnostics (Procleix® NAT Solutions), blood-typing solutions and the production of antigens for immunoassays. Higher NAT solutions sales were primarily fueled by an increase in plasma donations and the growing use of the Zika-virus screening test (Procleix® Zika Virus). The company’s product portfolio also incorporated newly FDA-approved reagents to detect HIV, hepatitis B and C virus (Procleix® Ultrio Elite), and the West Nile virus (Procleix® WNV), among others. In addition to the U.S., Latin America, Poland and Indonesia also reported strong sales for this leading-edge technology. The company continues its efforts to build its presence in the Middle East. The blood-typing line notably contributed to the division’s overall performance, particularly in the U.S., core markets in Latin America, Europe, and Saudi Arabia. European sales of Erytra Eflexis® gained traction, with more than 200 units sold since its June 2017 launch. Grifols already introduced the product in the U.S. in 2019 after obtaining FDA approval. Also of note in 2018 was the release of a new line of conventional antiserums, which broadened the product portfolio following its FDA approval. The company continued to consolidate its line of antigens to produce immunoassays in 2018. Revenues in specialty diagnostics remained stable and are expected to rise as Grifols widens its clinical diagnostics offerings. In 2018, the FDA approved two diagnostic products designed to detect autoimmune diseases. Both were developed by AESKU and distributed by Grifols on the Helios platform. The company is committed to developing new diagnostic tests for personalized medicine through Progenika Biopharma. Its molecular diagnostic ID CORE XT for genotyping blood groups earned FDA approval. Hospital grows 16% cc to EUR 120 million in revenues, fueled by strong U.S. sales The Hospital Division earned EUR 119.5 million in revenues in 2018, growing 16.0% cc and 13.1% taking into account exchange rate variations. Sales of all business lines grew in 2018, especially the Pharmatech line in the U.S. market. A key strategic area for future growth, this business line offers integral services to hospital pharmacies for IV compounding, including MedKeeper and Kiro Oncology products. The division also reported higher IV solutions sales, especially the physiological saline solution manufactured in the Murcia (Spain) plant. After obtaining FDA approval, Grifols was able to introduce the product in the U.S. market, including its own network of plasma donation Page 6 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

centers. These milestones enabled the division to enhance its presence in the United States and promote the group's global expansion strategy.

Sales of the Nutrition and Medical Devices lines also increased, accompanied by a surge in third-party manufacturing services.

Bio Supplies Division: Kedrion manufacturing agreement and third-party plasma sales drive growth

This division oversees three main areas: sales of biological products for non-therapeutic uses, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest, which represent EUR 80.3 million. Bio Supplies earned EUR 167.0 million in revenues in 2018, a substantial increase from the EUR 66.8 million reported in 2017.

Revenues by division:

In thousands of euros	12M 2018	% of Net Revenues	12M 2017	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,516,704	78.4%	3,429,785	79.4%	2.5%	8.0%
DIAGNOSTIC	702,265	15.6%	732,369	17.0%	(4.1%)	0.7%
HOSPITAL	119,454	2.7%	105,649	2.4%	13.1%	16.0%
BIO SUPPLIES	167,004	3.7%	66,791	1.6%	150.0%	154.9%
OTHERS	22,451	0.5%	18,263	0.4%	22.9%	29.6%
INTERSEGMENTS	(41,154)	(0.9%)	(34,784)	(0.8%)	18.3%	24.8%
TOTAL	**4,486,724**	**100.0%**	**4,318,073**	**100.0%**	**3.9%**	**9.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*

Revenues by region:

In thousands of euros	12M 2018	% of Net Revenues	12M 2017	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,974,429	66.3%	2,896,505	67.1%	2.7%	8.7%
EU	800,274	17.8%	686,983	15.9%	16.5%	16.7%
ROW	712,021	15.9%	734,585	17.0%	(3.1%)	4.0%
TOTAL	**4,486,724**	**100.0%**	**4,318,073**	**100.0%**	**3.9%**	**9.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*

Page 7 of 18

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

FOURTH QUARTER 2018

Bioscience Division drives operating revenue growth of 13%

Grifols reported EUR 1,222.8 million in revenues and a 13% increase in operating growth (14.5% taking exchange rate variations into consideration).

The Bioscience Division served as the primary engine for growth, with EUR 920.4 million in revenues and a 9.2% cc increase in sales (10.8% with exchange rate fluctuations). Robust demand for immunoglobulins continues in the U.S. and some EU markets, and alpha-1 antitrypsin sales remain strong in core markets. Meanwhile, the group noted a delay in albumin sales in China due to the renewal process of certain product licenses.

The Diagnostic Division earned EUR 184.5 million in revenues (-2.8% cc and -2.0%). The Hospital Division built on its upward trend thanks to a solid global expansion strategy, reporting 10.4% cc growth (9.4%) and EUR 33.7 million in revenues. For its part, the Bio Supplies generated EUR 90 million in revenues, due mainly to third-party plasma sales linked to the Haema and Biotest acquisitions.

Revenues by division:

In thousands of euros	4Q 2018	% of Net Revenues	4Q 2017	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	920,393	75.3%	830,895	77.8%	10.8%	9.2%
DIAGNOSTIC	184,527	15.1%	188,237	17.6%	(2.0%)	(2.8%)
HOSPITAL	33,713	2.8%	30,824	2.9%	9.4%	10.4%
BIO SUPPLIES	90,003	7.3%	19,089	1.8%	371.5%	361.1%
OTHERS	4,734	0.4%	7,165	0.7%	(33.9%)	(35.5%)
INTERSEGMENTS	(10,564)	(0.9%)	(8,319)	(0.8%)	27.0%	25.1%
TOTAL	**1,222,806**	**100.0%**	**1,067,891**	**100.0%**	**14.5%**	**13.0%**

** Constant currency (cc) excludes the impact of exchange rate movements*

Revenues by region:

In thousands of euros	4Q 2018	% of Net Revenues	4Q 2017	% of Net Revenues	% Var	% Var cc*
US + CANADA	800,772	65.5%	679,692	63.6%	17.8%	14.8%
EU	229,004	18.7%	181,374	17.0%	26.3%	26.2%
ROW	193,030	15.8%	206,825	19.4%	(6.7%)	(4.7%)
TOTAL	**1,222,806**	**100.0%**	**1,067,891**	**100.0%**	**14.5%**	**13.0%**

** Constant currency (cc) excludes the impact of exchange rate movements*

Page 8 of 18

INVESTMENT ACTIVITIES: R+D+i, CAPEX AND ACQUISITIONS R+D+i: Strategic focus and resources allocated Grifols advocates an integrated R+D+i strategy that comprises both in-house initiatives and external projects in investee companies whose research complements its core business. This dual approach and long-term vision earned Grifols the distinction as one of the top 1,000 global firms that dedicate the most resources to R+D in “2018 Global Innovation 1000” by Strategy&, the consulting arm of PwC. Grifols intensified its net R+D+i investments in 2018 by 9.4% to EUR 291.4 million, taking into account net investments for both internal and external research initiatives. This investment represents 6.5% of 2018 revenues. Main research lines and projects in 2018 include: Preliminary results on AMBAR’s effectiveness: Grifols presented top-line results of the phase IIb/III of its AMBAR (Alzheimer Management By Albumin Replacement) clinical trial at the annual Clinical Trials on Alzheimer’s Disease (CTAD) Congress, held in October 2018. AMBAR is an international, multicenter and double-blind clinical trial designed to evaluate the efficacy and safety of plasma exchange – a procedure that combines periodic extractions of plasma through plasmapheresis and its replacement with albumin – in order to slow down the progression of Alzheimer’s disease (AD) in patients in mild to moderate stages. The trial results demonstrated a statistically significant 61% slowdown in the progression of the disease among patients with moderate AD and fulfillment of its primary endpoints: improvements in cognitive function (measured on the ADAS Cog scale) and ability to carry out daily activities (measured on the ADCS-ADL scale). These results mark an important milestone in Alzheimer’s research and motivate the company to continue its research to confirm the benefits of plasma exchange with Grifols albumin to slow down the progression of AD. Ebola Project: In 2014, Grifols launched a non-profit initiative to produce anti-Ebola immunoglobulin to treat afflicted populations in West African countries. The project’s research line forms part of a long-term clinical trial aimed at evaluating whether plasma from healthy Ebola survivors can boost the immune response in afflicted patients and help them overcome the disease. Grifols began processing the first batch of plasma from Ebola survivors at the end of 2018 and anticipates delivering the first anti-Ebola immunoglobulins to the Republic of Liberia in the first quarter of 2019. Within the Bioscience Division, Grifols successfully completed the clinical research phase of a new 20% subcutaneous immunoglobulin to treat patients with primary immunodeficiencies. The product has been submitted to the FDA for commercial authorization. Page 9 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The company also developed a new predictive model for population pharmacokinetics (PopPK) toadminister subcutaneousimmunoglobulin in patients with primary immunodeficiencies, which would inform the proper dosing of this plasma-derived product and guide its treatment usage. Grifols continues its research on Gamunex® as maintenance therapy for myasthenia gravis (MG), a chronic autoimmune neuromuscular disease. The company plans to apply for EMA marketing authorization in 2019. Research also progresses on the phase III PRECIOSA study to assess the benefits of albumin to treat liver cirrhosis, as well as the phase III APACHE trial to treat acute-on-chronic liver failure (ACLF). Additionally, the product’s new flexible packaging format is currently in the registration stage. In the Diagnostic Division, Grifols’ blood test to detect the babesiosis parasite (Procleix® Babesia) obtained FDA approval subsequent to year-end. Clinical trials also continue in China on the Procleix® Ultrio Elite line, and to expanding its portfolio of recombinant proteins. The Hospital Division presented two new products for FDA approval: a physiological saline solution in a needle-free Fleboflex® container, which, in addition to enhancing the product portfolio, can be utilized in Kiro-Grifols robotics systems; and an anti-coagulant in a bag format that will benefit Grifols’ plasma centers and expand the third-party product portfolio. CAPEX and manufacturing operations Grifols invested EUR 252.2 million in 2018 as part of its on-going efforts to expand and enhance its manufacturing facilities. This figure is stipulated in the 2016-2020 Capital Investment Plan, endowed with EUR 1,200 million to ensure the company’s long-term sustainable growth. As outlined in its strategic plan, Grifols continued its investments in 2018 to increase its plasma supply. As of December 2018, Grifols operated the largest plasma donation network in the world, with 256 centers. Thanks to its capital investments, the company increased its average number of daily donations to 39,000 and total volume of plasma obtained for fractionation to nearly 12 million liters. This volume is a 30% increase compared to 2017. In the Bioscience Division, investments remain focused on boosting the company’s capacity to fractionate and purify plasma proteins. Construction on a new plasma fractionation plant at Grifols’ North Carolina (USA) complex continues as planned. The facility will have a fractionation capacity of 6 million liters per year, twice the current volume of the site. Construction is also underway on a new purification, dosing and sterile filling plant of immunoglobulin in flexible containers. The facility will have an annual capacity of 6 million equivalent liters of plasma per year. The industrial complex in Los Angeles (California, USA) obtained FDA approval for a second immunoglobulin (Gamunex®) purification, dosing and sterile filling line. This addition will enable the facility to double its annual production capacity to 5.1 million equivalent liters of plasma per year. Also worth noting is the sterile filling plant of albumin in flexible containers, whose validation process ended in 2018. The plant has an annual production capacity of 1.5 million equivalent liters of plasma per year. Page 10 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The construction of a new albumin purification, dosing and sterile filling plant in Dublin (Ireland) continues according to schedule. The plant will have a yearly production capacity of 6 million equivalent liters of plasma per year and incorporate state-of-the-art filling technology to boost productivity. The Barcelona industrial complex completed the validation process of the alpha-1 antitrypsin purification, dosing and sterile filling plant. The site is equipped with Grifols’ next-generation filling technology and has an annual production capacity of 4.3 million equivalent liters of plasma per year. This complex is also in process of adding manufacturing installations to produce fibrin sealant and topical thrombin. The facility will have a production capacity of 1.7 million units per year. In the Diagnostic Division, the new installations in the Emeryville (California, USA) plant to manufacture recombinant proteins and a recombinant antigen for hepatitis C received FDA approval. The company plans to submit additional FDA applications in 2019 to relocate the production of 21 antigens to its new facilities. The San Diego (California, USA) installations are currently in the validation stage following a remodeling process to consolidate production of the NAT donor-screening line. The Brazil plant, dedicated to the manufacture of collection, separation, storage and transfusion bags for blood components, is nearing the end of the validation stage. At present, the installation has a production capacity of 2 million units per year, scalable to 4 million units. Hospital Division capital investments were dedicated to expanding the capacity and productivity of its intravenous lines at its Barcelona and Murcia complexes to meet the projected growth of this segment. Acquisitions and corporate transactions Haema and Biotest Grifols strengthened its leadership position in global plasma supply following the 100% acquisitions of Haema AG, headquartered in Germany, and Biotest US Corporation. The Haema acquisition enabled Grifols to operate its first plasma centers outside the U.S. The transaction included 35 centers and three under construction; a 24,000-square-meter building in Leipzig which houses Haema’s corporate headquarters; and a central laboratory in Berlin. For its part, the Biotest US Corporation acquisition included 24 U.S.-based plasma centers and two under construction, as well as diverse assets. Subsequent to these acquisitions, Grifols sold both companies under the same terms and conditions to strengthen its financial structure. The company holds an exclusive and irrevocable call option to be executed at any time for both Haema and Biotest, and maintains operating control of their plasma centers. Page 11 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

 Kedrion plasma centers Grifols acquired six plasma centers from Kedplasma in 2018. MedKeeper In line with the Hospital Division’s strategic growth plan, Grifols acquired a 51% stake in MedKeeper, a U.S. technology firm that develops and markets mobile and web-based software applications to optimize the efficiency and safety of hospital pharmacies. The agreement includes a call option to acquire the remaining 49% interest within a three-year timeframe. CORPORATE RESPONSIBILITY Human Resources: a larger talent pool and wider array of training opportunities In 2018, Grifols’ workforce included 21,230 employees, a 16% increase compared to the previous year. The number of women increased across all professional categories, especially in occupational positions (+37%) to 1,379 women; management (+25%) to 590 women, and top management (+24%) to 172 women. Grifols talent pool increased in all divisions and regions. In Europe, Grifols has 5,467 employees (+29.7%), including 3,858 in Spain. The company employs 15,330 people in the U.S. (+12.1%) and 433 (+5.6%) in the rest of the world (ROW). The following figures illustrate the evolution of Grifols’ workforce in 2018 and the results of its proactive talent management strategies:   59% women and 41% men 98.3% permanent contracts overall and 98.7% rate among female employees More than 51.7% of employees are between 30 and 50 years old 93.8% of employees work full time; 92.4% in the case of women 32% of top management are women Continuous training and professional development opportunities form the pillars of Grifols’ human resources efforts. The company promotes talent management and employee retention through equal pay policies, internal promotions, professional development initiatives, and specific technical-scientific training programs, as well as offerings to boost business and managerial competencies. Grifols strives to continuously train its talent pool with the necessary skills and competencies to successfully perform their jobs and prepare them for roles of greater responsibility in the future. The company established the “Grifols Academy” in 2009 to enhance the skillset and leadership potential of its talent pool and cultivate dynamic forums for learning and knowledge-sharing. Page 12 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols Academy offers ongoing educational opportunities in Spain and the United States focused along three main lines: professional development, plasmapheresis and immunohematology.

The Grifols Academy partnered with College for America in 2015 to offer Grifols employees the chance to earn university degrees. Also, Grifols partners with several local universities in Los Angeles to develop and support the ongoing education and development of its employees, while at the same time creating employment opportunities in the area.

In 2018, Grifols employees collectively received 2.5 million training hours. This represents an average of 137.7 hours per employee. Women received 65.9% of total training hours. In terms of areas of focus in 2018, the company concentrated its efforts on promoting Grifols' corporate culture, developing leadership competencies, and offering programs to reinforce its high standards of quality, safety and technical excellence.

Environmental management

Environmental management underpins the group's corporate responsibility. It is supported by the tenets of the Environmental Policy, approved by the company.

Grifols allocated significant investments in 2018 to improve its environmental performance and make further inroads toward meeting its 2017-2019 Environmental Program Policy objectives.

In 2018, the collective consumption and emissions from Grifols production plants in Spain, the United States and Ireland were as follows:

- Energy consumption:
  - Electrical consumption: 384 million kWh
  - Gas consumption: 418 million kWh
- Water consumption: 3,321,569 m^3
- Total associated emissions: 295,924 T CO2E

In 2018, investments focused on reducing water consumption and emissions from refrigerant gases. Corporate investment in environmental assets reached EUR 2.7 million (EUR 8.5 million in 2017). Costs rose to EUR 15.5 million, compared to the EUR 13.6 million in 2017. The difference compared to previous years derives from a change in accounting criteria for this type of investments. In previous years, only the portion of the project carried out during the year was listed for accounting purposes, whereas as of 2018, the entire investment is recorded the year the project is finalized. The main environmental costs derived from waste management and wastewater treatment initiatives.

On the whole, including costs and investments, 63% of resources were allocated toward waste management; 32% related to managing the water cycle; and the remaining 5% were dedicate to reducing atmospheric emissions, energy and others.

Page 13 of 18

Every year, Grifols takes part in the Carbon Disclosure Project (CDP), which evaluates the soundness of corporate strategies and performance with regard to climate change. In 2018, Grifols earned a “B management” rating, the same as the previous year. ABOUT THE FINANCIAL INFORMATION: The financial information enclosed in this document is part of the company’s financial information. ABOUT THE NON-FINANCIAL INFORMATION: Grifols has carried out a materiality analysis to identify the most relevant economic, environmental and social impacts of the group’s value chain and its impact on stakeholders’ decisions. This information is updated annually and included in the Grifols’ Corporate Responsibility Report and the 2018 Consolidated Directors’ Report on non-financial information. All documents are available on Grifols corporate website at www.grifols.com Investor contact: Investor Relations Department inversores@grifols.com - investors@grifols.com Phone number: +34 93 571 02 21 Media contact: Raquel Lumbreras Borja Gómez raquel_lumbreras@duomocomunicacion.com borja_gomez@duomocomunicacion.com Duomo Comunicación - Grifols Press Office Phone number: +34 91 311 92 89 - +34 91 311 92 90 About Grifols Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care. Grifols’ three main divisions - Bioscience, Diagnostic and Hospital - develop, produce and market innovative products and services that are available in more than 100 countries. With a network of 256 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory. Grifols is headquartered in Barcelona, Spain and has over 21,000 employees in 30 countries. With nearly EUR 4,500 in revenues in 2018, Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS). For more information, visit www.grifols.com Page 14 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

PROFIT AND LOSS ACCOUNT

In thousands of euros	2018	2017[1]	% Var
NET REVENUES	**4,486,724**	**4,318,073**	**3.9%**
COST OF SALES	(2,437,164)	(2,164,762)	12.6%
GROSS MARGIN	**2,049,560**	**2,153,311**	**(4.8%)**
% Net revenues	*45.7%*	*49.9%*	
R&D	(240,661)	(223,742)	7.6%
SG&A	(814,775)	(839,480)	(2.9%)
OPERATING EXPENSES	*(1,055,436)*	*(1,063,222)*	*(0.7%)*
OPERATING RESULT (EBIT)	**994,124**	**1,090,089**	**(8.8%)**
% Net revenues	*22.2%*	*25.2%*	
FINANCIAL RESULT	(257,244)	(269,251)	(4.5%)
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(11,038)	(14,051)	(21.4%)
PROFIT BEFORE TAX	**725,842**	**806,787**	**(10.0%)**
% Net revenues	*16.2%*	*18.7%*	
INCOME TAX EXPENSE	(131,436)	(220,236)	(40.3%)
% of pre-tax income	*18.1%*	*27.3%*	
CONSOLIDATED PROFIT	**594,406**	**586,551**	**1.3%**
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(2,236)	(1,386)	61.3%
GROUP PROFIT	**596,642**	**587,937**	**1.5%**
% Net revenues	*13.3%*	*13.6%*	
NON-RECURRING ITEMS			
Non-recurring items related to the Hologic acquisition	-	*(22,168)*	
Non-recurring items related to the Aradigm assets reassessment	-	*(88,897)*	
Non-recurring items related to the U.S. tax reform and tax related to other non-recurring items	-	*185,828*	
REPORTED GROUP PROFIT	**596,642**	**662,700**	**(10.0%)**

[1] Relates to the "2017 Recurrent P&L". The details of the non-recurrent items are disclosed below.

GROUP PROFIT RECONCILIATION

In millions of euros	2018	2017	% Var
GROUP PROFIT	**596.6**	**587.9**	**1.5%**
% NR	*13.3%*	*13.6%*	
Amortization of deferred financial expenses	59.3	58.5	1.4%
Amortization of intangible assets acquired in business combinations	44.8	41.0	9.3%
Tax impacts of amortization adjustments	(20.2)	(27.2)	(25.7%)
ADJUSTED GROUP NET PROFIT	**680.5**	**660.2**	**3.1%**
% NR	*15.2%*	*15.3%*	

Page 15 of 18

RIFOLS CASH FLOW In thousands of euros [------------------. ------------------;:; REPORTED GROUP PROFIT ..............;. DEPRECIATION AND AMORTIZATION NET PROVISIONS OTHE.R ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL CHANGES IN INVENTORIES CHANGES IN TRADE RECEIVABLES CHANGES IN TRADE PAYABLES CHANGE IN OPERATING WORKING CAPITAL NET CASH FLOW FROM OPERATING ACTIVITIES ............................................................................................................................................................... ....................................................................... BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES CAPEX R&D/OTHER INTANGIBLE ASSETS OTHER CASH INFLOW I (OUTFLOW) NET CASH FLOW FROM INVESTING ACTIVITIES FREE CASH FLOW ISSUE I (REPAYMENT) OF DEBT DIVIDENDS (PAID) I RECEIVED OTHER CASH FLOWS FROM/(USED IN) FINANCING ACnVITIES TRANSACTION WITH MINORITY INTERESTS WITH NO LOSS OF CONTROL NET CASH FLOW FROM FI NANCING ACTIVITIES TOTAL CASH FLOW 108,064! CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 886,521! EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS ... 39,207! ........................... ;... ! CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 1,033,791! 886,521 .. . .............. . ........... . ............ . ...................... . .................................................... . .............. . ............... ................................... . ............................. ..........................................................:.........................................................,, !2018! ............................... 228,609! 215,490 (23,657)! 66,047 17,095! (28,170) (231,670)!(165,508) 33,328! 86,909 117,081! 4,278 (81,261): (74,321) 737,428!841,746 ,................................................,.....................................................; (524,081)!(1,857,210) (252,235)!(271,134) (55,487}!(51,840) 49,936! (5,696) (781,867):(2,185,880) (44,439) :(1,344,134) 37,418!1,808,771 (275,783)! (218,260) 4,661:(156,446) 386,207! 152,503!1,434,065 ...................................... Free translation from the original in Spanish. In the event of discrepancy, th Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

BALANCE SHEET

ASSETS

In thousands of euros	December 2018	December 2017
NON-CURRENT ASSETS	**8,993,795**	**7,974,948**
GOODWILL AND OTHER INTANGIBLE ASSETS	6,594,767	5,859,840
PROPERTY PLANT & EQUIPMENT	1,951,983	1,760,053
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	226,905	219,009
NON-CURRENT FINANCIAL ASSETS	107,601	69,889
OTHER NON-CURRENT ASSETS	112,539	66,157
CURRENT ASSETS	**3,483,251**	**2,945,316**
INVENTORIES	1,949,360	1,629,293
TRADE AND OTHER RECEIVABLES	403,790	386,410
OTHER CURRENT FINANCIAL ASSETS	53,965	10,738
OTHER CURRENT ASSETS	42,344	32,354
CASH AND CASH EQUIVALENTS	1,033,792	886,521
TOTAL ASSETS	**12,477,046**	**10,920,264**

EQUITY AND LIABILITIES

In thousands of euros	December 2018	December 2017
EQUITY	**4,696,604**	**3,633,965**
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,441,931	2,027,648
TREASURY STOCK	(55,441)	(62,422)
INTERIM DIVIDENDS	(136,747)	(122,986)
CURRENT YEAR EARNINGS	596,642	662,700
OTHER COMPREHENSIVE INCOME	348,837	93,807
NON-CONTROLLING INTERESTS	471,050	4,886
NON-CURRENT LIABILITIES	**6,523,121**	**6,308,312**
NON-CURRENT FINANCIAL LIABILITIES	6,099,463	5,901,815
OTHER NON-CURRENT LIABILITIES	423,658	406,497
CURRENT LIABILITIES	**1,257,321**	**977,987**
CURRENT FINANCIAL LIABILITIES	277,382	155,070
OTHER CURRENT LIABILITIES	979,939	822,917
TOTAL EQUITY AND LIABILITIES	**12,477,046**	**10,920,264**

Page 17 of 18

LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included i n this document has not been verified nor reviewed by the external auditors of the Grifols group. Page 18 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GR FOLS, S.A. and suos·d·ar'es Consolidated Annual Accounts 31 December 2018 Consolidated Directors' Report 2018 (With Independent Auditor's Report Thereon) (free translation from the originals in Spanish. In the event of discrepancy, the Spanish-language version prevails)

KPMG Auditores, S.L.
Torre Realia
Plaça d'Europa, 41-43
08908 L'Hospitalet de Llobregat
(Barcelona)

Independent Auditor's Report on the Consolidated Annual Accounts

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

To the Shareholders of Grifols, S.A.

Opinion

We have audited the consolidated annual accounts of Grifols, S.A. (the "Parent") and subsidiaries (the "Group") which comprise the consolidated balance sheet at 31 December 2018, and the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes.

In our opinion, the accompanying consolidated annual accounts give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of the Group at 31 December 2018 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for Opinion

We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those regarding independence, that are relevant to our audit of the consolidated annual accounts in Spain pursuant to the legislation regulating the audit of accounts. We have not provided any non-audit services, nor have any situations or circumstances arisen which, under the aforementioned regulations, have affected the required independence such that this has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
Registered office: Paseo de la Castellana, 259C – Torre de Cristal - 28046 Madrid
Document classification: KPMG Confidential

Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9
N.I.F. B-78510153

2 Key Audit Matters ------ ---------------- Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated annual accounts for the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. the controls linked to the process of methodology used to calculate the of growth of future cash flows of each CGU ated aal acco unt s Key Audit Matter How the Matter was Addressed in Our Audit The Group has recognised goodwill allocated to the corresponding cash generating units (CGU) of Euros 5,209,230 thousand. The Group calculates the recoverable amount of goodwill on an annual basis to determine whether they have been impaired. These recoverable amounts are determined by applying valuation techniques which require judgement by the Directors and the use of assumptions and estimates in relation to the financial projections and cash flow discounts used. Due to the high level of judgement, the uncertainty associated with these estimates and the signif icance of the carrying amount of these goodwill, this has been considered a key matter of our audit for the current year. Our audit procedures comprised the following: •assessing the design and implementation of evaluating the impairment of goodwill. •assessing the reasonableness of the recoverable amount and the main assumptions, with the involvement of our valuation specialists. •comparing the coherence of the estimates included in the calculation of recoverable amount with the business plans approved by the Group's governing bodies. We have also compared the cash flow forecasts of the cash generating units estimated in prior years with the actual cash flows obtained. •assessing the sensitivity to reasonably possible changes in certain assumptions. •evaluating whether the disclosures in the consolidated annual accounts meet the requirements of the financial reporting framework applicable to the Group. nnu Impairment of Goodwill See n o te 7 t o th e conso lid

3 Other Information: Consolidated Directors' Report _ _ Other information solely comprises the 2018 consolidated directors' report, the preparation of which is the responsibility of the Parent's Directors and which does not form an integral part of the consolidated annual accounts. Our audit opinion on the consolidated annual accounts does not encompass the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors' report is defined in the legislation regulating the audit of accounts, which establishes two different levels for this information: a) A specific level applicable to non-financial consolidated information, as well as certain information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of the Audit Law 22/2015, which consists of merely verifying that this information has been provided in the directors' report. or where applicable. in a separate report corresponding to the same year and to which reference is made in the directors' report, and if not, report on this matter. b) A general level applicable to the rest of the information included in the consolidated directors' report, which consists of assessing and reporting on the consistency of this information with the consolidated annual accounts. based on knowledge of the Group obtained during the audit of the aforementioned accounts and without including any information other than that obtained as evidence during the audit. Also, assessing and reporting on whether the content and presentation of this part of the consolidated directors' report are in accordance with applicable legislation. If, based on the work we have performed. we conclude that there are material misstatements. we are required to report them. Based on the work carried out, as described above, we have verified that the information mentioned in a) above has been provided in the consolidated directors' report and that the rest of the information contained in the consolidated directors' report is consistent with that disclosed in the consolidated annual accounts for 2018 and the content and presentation of the report are in accordance with applicable legislation. Directors' and Audit Committee's Responsibility for the Consolidated Annual Accounts The Parent's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they give a true and fair view of the consolidated equity, consolidated financial position and consolidated financial performance of the Group in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement. whether due to fraud or error. In preparing the consolidated annual accounts, the Parent's Directors are responsible for assessing the Group's ability to continue as a going concern. disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations. or have no realistic alternative but to do so. The Parent's audit committee is responsible for overseeing the preparation and presentation of the consolidated annual accounts.

4 Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts_ Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement. whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence economic decisions of users taken on the basis of these consolidated annual accounts. As part of an audit in accordance with prevailing legislation regulating the audit of accounts in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: - Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion. forgery, intentional omissions, misrepresentations, or the override of internal control. - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent's Directors. - Conclude on the appropriateness of the Parent's Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast signif icant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However. f uture events or conditions may cause the Group to cease to continue as a going concern. - Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves a true and fair view. - Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the audit committee of the Parent regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

5 We also provide the Parent's audit committee with a statement that we have complied with the applicable ethical requirements. including those regarding independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated to the audit committee of the Parent, we determine those that were of most significance in the audit of the consolidated annual accounts of the current period and which are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS Additional Report to the Audit Committee of the Parent _ The opinion expressed in this report is consistent with our additional report to the Parent's audit committee dated 27 February 2019. Contract Period At their ordinary general meeting held on 25 May 2018, the shareholders appointed us as auditors of the Group for the year ended 31 December 2018. Previously, we were appointed for a period of three years from 31 July 1990 to 1992, both inclusive, by consensus of the shareholders at their general meeting, and have been auditing the annual accounts since the year ended 31 July 1990. KPMG Auditores, S.L. Entered in the Spanish Official Register of Auditors (R.O.A.C.) with number S0702 (Signed on the original in Spanish) David Hernanz Sayans Entered in the Spanish Official Register of Auditors (R.O.A.C.) with number 20236 27 February 2019

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2018 and 2017 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Consolidated financial statements Notes (1) (2) (3) (4) (5) (6) (7) (8) (9) Consolidated Balance Sheets Consolidated Statement of Profit or Loss Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Consolidated Statements of Changes in Equity • Nature, Principal Activities and Subsidiaries Basis of Presentation Business Combinations Significant Accounting Policies Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets Property, Plant and Equipment Equity Accounted Investees Financial Assets Inventories Trade and Other Receivables Cash and Cash Equivalents Equity Earnings per Share Non-Controlling Interests Grants Provisions Financial Liabilities Trade and Other Payables Other Current Liabilities Net Revenues Personnel Expenses Expenses by Nature Finance Result Taxation Operating Leases Other Commitments with Third Parties and Other Contingent Liabilities Financial Instruments Balances and Transactions with Related Parties Environmental Issues Other Information (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) (22) (23) (24) (25) (26) (27) (28) (29) (30) (31) (32) (33)

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2018 and 2017 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) •Appendices Appendix I and Others Appendix II Appendix III Appendix IV Appendix V Information on Group Companies, Associates Operating Segments Changes in Other Intangible Assets Movement in Property, Plant and Equipment Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	31/12/18	31/12/17
Goodwill (note 7)	5,209,230	4,590,498
Other intangible assets (note 8)	1,385,537	1,269,342
Property, plant and equipment (note 9)	1,951,983	1,760,053
Investments in equity-accounted investees (note 10)	226,905	219,009
Non-current financial assets		
Non-current financial assets measured at fair value	7	47,046
Non-current financial assets not measured at fair value	107,594	22,843
Total non-current financial assets (note 11)	107,601	69,889
Deferred tax assets (note 27)	112,539	66,157
Total non-current assets	**8,993,795**	**7,974,948**
Inventories (note 12)	1,949,360	1,629,293
Trade and other receivables		
Trade receivables	269,167	286,198
Other receivables	92,418	40,681
Current income tax assets	42,205	59,531
Trade and other receivables (note 13)	403,790	386,410
Other current financial assets (note 11)		
Current financial assets measured at fair value	19,934	0
Current financial assets not measured at fair value	34,031	10,738
Total current financial assets (note 11)	53,965	10,738
Other current assets	42,344	32,354
Cash and cash equivalents (note 14)	1,033,792	886,521
Total current assets	**3,483,251**	**2,945,316**
Total assets	**12,477,046**	**10,920,264**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	31/12/18	31/12/17
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	2,441,931	2,027,648
Treasury stock	(55,441)	(62,422)
Interim dividend	(136,747)	(122,986)
Profit for the year attributable to the Parent	596,642	662,700
Total equity	3,876,717	3,535,272
Available for sale financial assets	--	4,926
Other comprehensive Income	(554)	(656)
Translation differences	349,391	89,537
Other comprehensive expenses	348,837	93,807
Equity attributable to the Parent (note 15)	**4,225,554**	**3,629,079**
Non-controlling interests (note 17)	471,050	4,886
Total equity	**4,696,604**	**3,633,965**
Liabilities		
Grants (note 18)	11,845	11,822
Provisions (note 19)	6,114	5,763
Non-current financial liabilities (note 20)	6,099,463	5,901,815
Other non-current liabilities	1,301	--
Deferred tax liabilities (note 27)	404,398	388,912
Total non-current liabilities	**6,523,121**	**6,308,312**
Provisions (note 19)	80,055	106,995
Current financial liabilities (note 20)	277,382	155,070
Current debts with related companies	7,079	--
Trade and other payables		
Suppliers	561,883	423,096
Other payables	159,816	141,720
Current income tax liabilities	1,917	6,709
Total trade and other payables (note 21)	723,616	571,525
Other current liabilities (note 22)	169,189	144,397
Total current liabilities	**1,257,321**	**977,987**
Total liabilities	**7,780,442**	**7,286,299**
Total equity and liabilities	**12,477,046**	**10,920,264**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss
for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/18	31/12/17	31/12/16
Continuing Operations			
Net revenue (notes 6 and 23)	4,486,724	4,318,073	4,049,830
Cost of sales	(2,437,164)	(2,166,062)	(2,137,539)
Gross Profit	**2,049,560**	**2,152,011**	**1,912,291**
Research and Development	(240,661)	(288,320)	(197,617)
Selling, General and Administration expenses	(814,775)	(860,348)	(775,266)
Operating Expenses	**(1,055,436)**	**(1,148,668)**	**(972,883)**
Operating Result	**994,124**	**1,003,343**	**939,408**
Finance income	13,995	9,678	9,934
Finance costs	(293,273)	(263,344)	(244,829)
Change in fair value of financial instruments	--	(3,752)	(7,610)
Impairment and gains /(losses) on disposal of financial instruments	30,280	(18,844)	--
Exchange differences	(8,246)	(11,472)	8,916
Finance result (note 26)	**(257,244)**	**(287,734)**	**(233,589)**
Share of losses of equity accounted investees (note 10)	(11,038)	(19,887)	6,933
Profit before income tax from continuing operations	**725,842**	**695,722**	**712,752**
Income tax expense (note 27)	(131,436)	(34,408)	(168,209)
Profit after income tax from continuing operations	**594,406**	**661,314**	**544,543**
Consolidated profit for the year	**594,406**	**661,314**	**544,543**
Profit attributable to the Parent	596,642	662,700	545,456
Loss attributable to non-controlling interest (note 17)	(2,236)	(1,386)	(913)
Basic earnings per share (Euros) (see note 16)	0.87	0.97	0.80
Diluted earnings per share (Euros) (see note 16)	0.87	0.97	0.80

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/18	31/12/17	31/12/16
Consolidated profit for the year	594,406	661,314	544,543
Items for reclassification to profit or loss			
Translation differences	268,557	(532,389)	103,833
Translation differences / Cash Flow Hedge	--	--	(6,809)
Available for sale financial Assets	--	10,145	(5,219)
Equity accounted investees (note 10) / Translation differences	(9,270)	(27,134)	10,671
Cash flow hedges - effective part of changes in fair value	--	--	14,501
Cash flow hedges - amounts taken to profit or loss	--	--	(7,426)
Other comprehensive income	102	(14)	(4,810)
Tax effect	--	--	(2,462)
Other comprehensive income for the year, after tax	**259,389**	**(549,392)**	**102,279**
Total comprehensive income for the year	**853,795**	**111,922**	**646,822**
Total comprehensive income attributable to the Parent	856,598	113,441	647,667
Total comprehensive expense attributable to the non-controlling interests	(2,803)	(1,519)	(845)

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2018	31/12/2017	31/12/2016
Cash flows from operating activities			
Profit before tax	**725,842**	**695,722**	**712,752**
Adjustments for:	**454,378**	**556,792**	**391,986**
Amortization and depreciation (note 25)	228,609	215,490	201,869
Other adjustments:	225,769	341,302	190,117
(Profit) / losses on equity accounted investments (note 10)	11,038	19,888	(6,933)
Impairment of assets and net provision charges	(23,657)	66,047	(23,079)
(Profit) / losses on disposal of fixed assets (note 8 and 9)	(6,700)	1,551	(2,987)
Government grants taken to income (note 18)	(1,166)	(286)	(1,681)
Finance cost / (income)	232,962	263,657	236,034
Other adjustments	13,292	(9,555)	(11,237)
Change in operating assets and liabilities	**(112,639)**	**(65,800)**	**(164,319)**
Change in inventories	(231,670)	(165,508)	(173,003)
Change in trade and other receivables	(13,141)	80,112	(25,180)
Change in current financial assets and other current assets	(3,092)	(2,691)	(2,610)
Change in current trade and other payables	135,264	22,287	36,474
Other cash flows used in operating activities	**(330,153)**	**(344,968)**	**(387,141)**
Interest paid	(225,146)	(207,079)	(180,497)
Interest recovered	6,862	9,492	8,685
Income tax (paid) / received	(111,585)	(147,015)	(215,329)
Other recovered (paid)	(284)	(366)	--
Net cash from operating activities	**737,428**	**841,746**	**553,278**
Cash flows from investing activities			
Payments for investments	**(852,536)**	**(2,209,667)**	**(509,078)**
Group companies, associates and business units (notes 3, 2 (b) and 10)	(524,081)	(1,857,210)	(202,727)
Property, plant and equipment and intangible assets	(307,722)	(322,973)	(292,690)
Property, plant and equipment	(231,983)	(251,507)	(249,416)
Intangible assets	(75,739)	(71,466)	(43,274)
Other financial assets	(20,733)	(29,484)	(13,661)
Proceeds from the sale of investments	**70,669**	**23,787**	**2,426**
Property, plant and equipment	550	762	2,426
Other financial assets	70,119	23,025	--
Net cash used in investing activities	**(781,867)**	**(2,185,880)**	**(506,652)**
Cash flows from financing activities			
Proceeds from and payments for equity instruments	--	--	(11,766)
Payments for treasury stock (note 15 (d))	--	--	(12,686)
Sales of treasury stock (note 15 (d))	--	--	920
Proceeds from and payments for financial liability instruments	37,418	1,808,771	(80,149)
Issue	179,350	1,912,615	81,513
Redemption and repayment	(141,932)	(103,844)	(161,662)
Dividends and interest on other equity instruments	(275,783)	(218,260)	(216,151)
Dividends paid	(278,841)	(218,260)	(216,151)
Dividends received	3,058	--	--
Other cash flows from / (used in) financing activities	4,661	(156,446)	(21,492)
Financing costs included on the amortised costs of the debt	--	(142,288)	--
Other amounts from / (used in) financing activities	4,661	(14,158)	(21,492)
Transaction with minority interests with no loss of control (note 3)	386,207	--	--
Net cash from/(used in) financing activities	**152,503**	**1,434,065**	**(329,558)**
Effect of exchange rate fluctuations on cash	**39,207**	**(98,419)**	**35,441**
Net increase in cash and cash equivalents	**147,271**	**(8,488)**	**(247,491)**
Cash and cash equivalents at beginning of the year	**886,521**	**895,009**	**1,142,500**
Cash and cash equivalents at year end	**1,033,792**	**886,521**	**895,009**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2018, 2017 and 2016
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to shareholders of the Parent												
							Accumulated other comprehensive income						
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury stock	Translation differences	Available for sale financial assets	Other comprehensive income	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2015	119,604	910,728	1,371,061	532,145	(119,615)	(58,575)	534,491	--	3,035	3,329	3,296,203	5,187	3,301,390
Translation differences	--	--	--	--	--	--	114,436	--	--	--	114,436	68	114,504
Available for sale financial assets	--	--	--	--	--	--	--	(5,219)	--	--	(5,219)	--	(5,219)
Cash flow hedges (note 15 (f))	--	--	--	--	--	--	--	--	--	(3,329)	(3,329)	--	(3,329)
Other comprehensive income	--	--	--	--	--	--	--	--	(3,677)	--	(3,677)	--	(3,677)
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	114,436	(5,219)	(3,677)	(3,329)	102,211	68	102,279
Profit/(loss) for the year	--	--	--	545,456	--	--	--	--	--	--	545,456	(913)	544,543
Total comprehensive income / (expense) for the year	--	--	--	545,456	--	--	114,436	(5,219)	(3,677)	(3,329)	647,667	(845)	646,822
Net change in treasury stock (note 15 (d))	--	--	(182)	--	--	(10,135)	--	--	--	--	(10,317)	--	(10,317)
Acquisition of non-controlling interests (note 15 (c))	--	--	(2,737)	--	--	--	--	--	--	--	(2,737)	2,737	--
Other changes	--	--	6,816	--	--	--	--	--	--	--	6,816	(582)	6,234
Interim dividend	--	--	--	--	(122,908)	--	--	--	--	--	(122,908)	--	(122,908)
Distribution of 2015 profit													
Reserves	--	--	319,287	(319,287)	--	--	--	--	--	--	--	--	--
Dividends	--	--	--	(93,243)	--	--	--	--	--	--	(93,243)	--	(93,243)
Interim dividend	--	--	--	(119,615)	119,615	--	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	323,184	(532,145)	(3,293)	(10,135)	--	--	--	--	(222,389)	2,155	(220,234)

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2018, 2017 and 2016
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to shareholders of the Parent												
							Accumulated other comprehensive income						
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury stock	Translation differences	Available for sale financial assets	Other comprehensive income	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2016	119,604	910,728	1,694,245	545,456	(122,908)	(68,710)	648,927	(5,219)	(642)	--	3,721,481	6,497	3,727,978
Translation differences	--	--	--	--	--	--	(559,390)	--	--	--	(559,390)	(133)	(559,523)
Available for sale financial assets	--	--	--	--	--	--	--	10,145	--	--	10,145	--	10,145
Other comprehensive income	--	--	--	--	--	--	--	--	(14)	--	(14)	--	(14)
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	(559,390)	10,145	(14)	--	(549,259)	(133)	(549,392)
Profit/(loss) for the year	--	--	--	662,700	--	--	--	--	--	--	662,700	(1,386)	661,314
Total comprehensive income / (expense) for the year	--	--	--	662,700	--	--	(559,390)	10,145	(14)	--	113,441	(1,519)	111,922
Net change in treasury stock (note 15 (d))	--	--	--	--	--	6,288	--	--	--	--	6,288	--	6,288
Acquisition of non-controlling interests (note 15 (c))	--	--	(346)	--	--	--	--	--	--	--	(346)	(43)	(389)
Other changes	--	--	6,475	--	--	--	--	--	--	--	6,475	(49)	6,426
Interim dividend	--	--		--	(122,986)	--	--	--	--	--	(122,986)	--	(122,986)
Distribution of 2016 profit													
Reserves	--	--	422,548	(422,548)	--	--	--	--	--	--	--	--	--
Dividends	--	--	(95,274)	--	--	--	--	--	--	--	(95,274)	--	(95,274)
Interim dividend	--	--	--	(122,908)	122,908	--	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	333,403	(545,456)	(78)	6,288	--	--	--	--	(205,843)	(92)	(205,935)
Balance at 31 December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	--	3,629,079	4,886	3,633,965
Impact of new IFRS (note 2)	--	--	29,562	--	--	--	--	(4,926)	--	--	24,636	--	24,636
Balance at 31 December 2017 adjusted	119,604	910,728	2,057,210	662,700	(122,986)	(62,422)	89,537	0	(656)	0	3,653,715	4,886	3,658,601
Translation differences	--	--	--	--	--	--	259,854	--	--	--	259,854	(567)	259,287
Other comprehensive income	--	--	--	--	--	--	--	--	102	--	102	--	102
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	259,854	--	102	--	259,956	(567)	259,389
Profit/(loss) for the year	--	--	--	596,642	--	--	--	--	--	--	596,642	(2,236)	594,406
Total comprehensive income / (expense) for the year	--	--	--	596,642	--	--	259,854	--	102	--	856,598	(2,803)	853,795
Net change in treasury stock (note 15 (d))	--	--	--	--	--	6,981	--	--	--	--	6,981	--	6,981
Acquisition / Divestment of non-controlling interests (note 15 (c))	--	--	(3,462)	--	--	--	--	--	--	--	(3,462)	469,010	465,548
Other changes	--	--	(9,437)	--	--	--	--	--	--	--	(9,437)	(43)	(9,480)
Interim dividend	--	--		--	(136,747)	--	--	--	--	--	(136,747)	--	(136,747)
Distribution of 2017 profit:													
Reserves	--	--	539,714	(539,714)	--	--	--	--	--	--	--	--	--
Dividends	--	--	(142,094)	--	--	--	--	--	--	--	(142,094)	--	(142,094)
Interim dividend	--	--	--	(122,986)	122,986	--	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	384,721	(662,700)	(13,761)	6,981	--	--	--	--	(284,759)	468,967	184,208
Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	--	(554)	--	4,225,554	471,050	4,696,604

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). The Company aims to reinforce its strategic presence in China. In this regards, Grifols is currently in talks with Shangai RAAS Blood Products to explore a possible corporate transaction and reached an agreement with Boya-Pharmaceutical to open plasma centers in China. (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2018 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as endorsed by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 201 8, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. These consolidated annual accounts for 2018 show comparative figures for 2017 and voluntarily show figures for 2016 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. The Board of Directors of Grifols, S.A. considers that these consolidated annual accounts of 2018 authorized for issue at their meeting held on 22 February 2019, will be approved by the shareholders without any modifications. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably 1

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2018 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own annual accounts in Ireland. (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3. Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29. Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27). Analysis that the refinancing of debt and bonds does not result in a new financial liability. No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30. (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2018, 2017 and 2016, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method. 2

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence it has been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence it has been fully consolidated. Changes in associates and jointly controlled entities are detailed in note 10. Changes in subsidiaries In 2018: On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a global amount of US Dollars 538,014 thousand. Scranton is an existing shareholder of Grifols (see note 3(b)). On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. has completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollar s 286,454 thousand, after obtaining the consent of the US Federal Trade Commission (see note 3). On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. The closing of this transaction took place in June 2018 (see note 3). On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, suscribed a capital increase in the amount of US Dollars 98 million in the U.S company Goetech LLC, based in Denver, Colorado, trading as Medkeeper. As a result, Grifols holds a 54.76% interest in Medkeeper. Grifols and a majority position on the board of directors. On 12 January 2018 the Group acquired the remaining 50% of the voting rights of Aigües Minerals de Vilajuïga, S.A. and consequently Grifols holds 100% of the voting rights for a total amount of Euros 550 thousand. In 2017: On 4 December 2017, Progenika Biopharma, S.A., transferred the total shares of Abyntek Biopharma, S.L. to a third party. No profit or loss was recognized on this transaction. On 11 October 2017, Grifols Diagnostic Solutions, Inc. acquired an additional 0.98% interest in Progenika Biopharma, S.A. from its non-controlling interests for a total amount of Euros 644 thousand in the form of a cash payment. As a result, Grifols owed 90.23% of Progenika’s share capital at 31 December 2017. On 24 July 2017, Grifols acquired an additional 40% interest in Kiro Grifols, S.L. for a purchase price of Euros 12.8 million. With this new acquisition, Grifols reached a 90% interest in equity of Kiro Grifols S.L. (see note 3(b)). On 13 March 2017, Progenika Latina, S.A. de C.V., was wound up. The assets and liabilities of Progenika Latina. S.A. de C.V were integrated into Progenika Biopharma, S.A. On 31 January 2017, Grifols closed the transaction for the asset purchase agreement to acquire Hologic’s business of NAT (Nucleic Acid Testing) donor screening unit, previously agreed on 14 December 2016, for a total amount of US Dollars 1,865 million (see note 3(a)). 3

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) On 5 January 2017, the Group incorporated a new company called Chiquito Acquisition Corp. With effect as of 1 January 2017, Grifols Diagnostic Solutions, Inc. and Progenika, Inc. entered into a merger agreement. The surviving company was Grifols Diagnostic Solutions, Inc. In 2016 Grifols incorporated the following companies: PBS Acquisition Corp. (USA) Grifols Diagnostics Equipment Taiwan Limited (Taiwan) Grifols Innovation and New Technologies Limited (Ireland) On 12 December 2016, the Group company Grifols Innovation and New Technologies Limited subscribed to an increase in the share capital of VCN Biosciences, S.L. amounting to Euros 5 million. Following this capital increase, Grifols’ interest rose to 81.34% in 2016. Grifols subscribed to another capital increase on 16 November 2015 through the Group company Gri-Cel, S.A. for an amount of Euros 2,549 thousand (see note 3 (d)). With effect as of 1 November 2016, Grifols Brasil, Lda. and Gri-Cei, S.A. Produtos para Trasfusao entered into a merger agreement. The surviving company was Grifols Brasil, Lda. In August 2016 and July 2015 Araclon Biotech, S.L. carried out two share capital increases of Euros 6.7 million and Euros 6 million, respectively. After the latter capital increase Grifols’ interest rose to 73.22% (see note 15 (c)). In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG. in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After this acquisition, Grifols’ interest rose to 100%. On 3 March, 2016 the Group executed the call option on 32.93% of the shares in Progenika Biopharma, S.A. for Euros 25 million following the exercise of call and put options agreed in February 2013. Grifols paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group guaranteed the selling shareholders the option to repurchase the Class B shares during the first five days following the sale date. As a result of this transaction, Grifols owns 89.25% of Progenika Biopharma, S.A.’s share capital at 31 December 2016. With effect as of 1 January 2016, Progenika Biopharma, S.A. and Brainco Biopharma, S.L. entered into a merger agreement. The surviving company was Progenika Biopharma, S.A. (c) Amendments to IFRS in 2018, 2017 and 2016 In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group. 4

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Effective date in 2016 Mandatory application for annual periods beginning on or after: Standards IASB effective date EU effective date IAS 16 IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014) Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014) Equity Method in Separate Financial Statements (issued on 12 August 2014) Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014) Disclosure Initiative (issued on 18 December 2014) 1 January 2016 1 January 2016 IFRS 11 1 January 2016 1 January 2016 IAS 27 1 January 2016 1 January 2016 Various 1 January 2016 1 January 2016 IAS 1 1 January 2016 1 January 2016 Effective date in 2017 Mandatory application for annual periods beginning on or after: Standards IASB effective date EU effective date Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016) Disclosure Initiative (issued on 29 January 2016) Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12 IAS 12 IAS 7 Various 1 January 2017 1 January 2017 1 January 2017 1 January 2017 1 January 2017 1 January 2017 Effective date in 2018 Mandatory application for annual periods beginning on or after: Standards IASB effective date EU effective date IFRS 15 Revenue from contracts with Customers (issued on 28 May 2014) Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016) Financial instruments (issued on 24 July 2014) Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016) Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016) IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration (issued on 8 December 2016) Amendments to IAS 40: Transfers of Investment Property (issued on 8 December 2016) Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) 1 January 2018 1 January 2018 IFRS 15 1 January 2018 1 January 2018 IFRS 9 1 January 2018 1 January 2018 IFRS 2 1 January 2018 1 January 2018 IFRS 4 IFRS 9 1 January 2018 1 January 2018 IFRIC 22 1 January 2018 1 January 2018 IAS 40 1 January 2018 1 January 2018 Various 1 January 2018 1 January 2018 5

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The application of these standards and interpretations has had some impacts on these consolidated annual accounts, which are detailed below: IFRS 9 Financial Instruments IFRS 9 Financial Instruments was applied on 1 January, 2018 without any restatements of the comparative figures relative for the prior year. The impacts of the first-time adoption, recognized directly in equity, are as follows: - Classification and measurement of financial assets: In general terms, based on the analysis of the new classification based on the business model, the majority of financial assets have continued to be measured at amortized cost, the main exception being equity instruments, which are measured at fair value through profit or loss. Impairment of financial assets: - For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group has used the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, the adoption of IFRS 9 does not have a significant impact. Modification or exchanges of financial liabilities that do not result in derecognition of liabilities - According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the new modified cash flows, discounted at the original effective interest rate of the liability. IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 have been recognized in reserves at that date and the comparative period has not been re-expressed. Grifols has retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate notes in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However, the refinancing of the unsecured senior corporate notes led to derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 has entailed a positive impact on reserves of Euros 24,636 thousand. 6

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Details of the impacts on reserves due to the application of IFRS 9 application are as follows: Thousand of Euros Impact 01/01/2018 IAS 39 IFRS 9 Senior Unsecured Noted Total Debt Deferred Expenses 853,667 1,000,000 146,333 (41,035) 105,298 Negative Impact in reserves Thousand of Euros Impact 01/01/2018 IAS 39 IFRS 9 Senior Secured Debt Total Debt Deferred Expenses 3,375,157 3,226,244 (148,913) 18,979 (129,934) Positive impact in reserves Thousand of Euros Impact 01/01/2018 IAS 39 IFRS 9 Total Impact Total Debt Deferred Expenses 4,228,824 4,226,244 (2,580) (22,056) (24,636) Positive impact in reserves IFRS 15 Revenue from Contracts with Customers. IFRS 15 provides a framework that replaces the previous guides on revenue recognition. According to the new criteria, a five-step model should be used to determine the timing and amounts of revenue recognition: Step 1: Identify the contract. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue. This new model specifies that revenue should be recognized when (or as) control of the goods or services is transferred from an entity to customers, for the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized over time, reflecting that the entity has satisfied the performance obligation, or at a point in time, when control of the goods or services is transferred to customers. Based on the analysis and implementation at 1 January 2018, there has been no impact from adopting IFRS 15 Revenue from Contracts with Customers. 7

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Standards issued but not effective in 2018 Mandatory application for annual periods beginning on or after: Standards IASB effective date EU effective date IFRS 16 Leases (Issued on 13 January 2016) Uncertainty over Income Tax Treatments (issued on 7 June 2017) Amendment to IFRS 9: Prepayment Features with Negative Compensation (issued on 12 October 2017) Amendment to IAS 28: Long-term interests in Associates and Joint Ventures (issued on 12 October 2017) Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017) Insurance Contracts (issued on 18 May 2017) Amendment to IAS19: Plan Amendment, Curtailment or Settlemet (issued on 7 February 2018) Amendment to IFRS 3: Definition of a business (issued on 22 October 2018) Amendments to IAS 1 and IAS 8: Definition of material (issued on 31 October 2018) Amendments to the Conceptual Framework for Financial Reporting (issued on 29 March 2018) 1 January 2019 1 January 2019 IFRIC 23 1 January 2019 1 January 2019 IFRS 9 1 January 2019 1 January 2019 IAS 28 1 January 2019 pending Various 1 January 2019 pending IFRS 17 1 January 2021 pending IAS 19 1 January 2019 pending IFRS 3 IAS 1 IAS 8 1 January 2020 pending 1 January 2020 pending IFRS 1 1 January 2020 pending The application of these standards and interpretations, except for IFRS 16 "Leases", is not expected to have any significant impacts on the consolidated annual accounts. IFRS 16 “Leases” IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases. IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 is mandatory for all financial years starting on or after 1 January 2019. It may be adopted in advance by companies that already use IFRS 15 Revenue from contracts with customers prior to the date of first -time application of IFRS 16. The Group will first-time adopt IFRS 16 on 1 January 2019 and is in the process of estimating the impact on the consolidated annual accounts. The main policies, estimates and criteria for the application of IFRS 16 are as follows: Scope: this IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for the contracts between Group companies and the cancelable contracts. Transition approach: The Group has opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group does not re-express the comparative information. Discount rates: For financial lease contracts, Grifols will discount lease payments using the implicit interest rate. For operating lease agreements, lease payments will be discounted using the incremental 8

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. An incremental effective interest rate has been applied and varies from 2.07% to 8.18% depending on the geographical area and the term of the lease agreement at the date of initial application. Lease term for each agreement: The term considered for the leases depends, fundamentally, on whether or not the lease contract contains a period of mandatory compliance, as well as unilateral termination and or renewal clauses that grant the Group the right to terminate early or to extend the agreements. The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below: Average lease term Real Estate and land Donor centers PC's and hardware Machinery Vehicles 10 to 15 years 13 to 15 years 3 to 5 years 4 to 5 years 3 to 5 years The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions. Accounting policies applied during transition: The Group has employed the following practical solutions when applying the simplified method to leases previously carried as operating leases under IAS 17 Leases: Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 “Determining whether an arrangement contains a lease”. o o Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption. Exclusion of leases that expire within 12 months as from the date of first-time adoption. o Exclusion of leases in which the underlying asset has a low value. o Estimated effect of adoption: At 1 January 2019, the Group has non-cancellable operating lease commitments of Euros 400,579 thousand for buildings and warehouses (see note 28). Of these commitments, approximately Euros 4,822 thousand of these commitments relate to short-term leases which will be recognized on a straight-line basis as expense in profit and loss. For the remaining lease commitments, the Group expects to recognise right-of-use assets of approximately Euros 648,345 thousand at 1 January, 2019 (after adjustments for prepayments, dismantling costs and accrued lease payments recognized as at 31 December 2018 by an amount of approximately Euros 16,898 thousand) and lease liabilities of Euros 664,948 thousand. Total net assets will be approximately Euros 16,603 thousand lower, and net current assets will be Euros 43,318 thousand lower due to, mainly, the presentation of a portion of the liability as a current liability. The Group expects net profit before tax to fall by approximately Euros 15,500 thousand in 2019 due to the adoption of the new Standard for the lease agreements for buildings and warehouses. EBITDA is expected to increase by approximately Euros 60,281 thousand, as the operating lease payments were included in EBITDA but the amortisation charges on right-of-use assets and interest on the lease liability are excluded from this measurement. Operating cash flows will increase and cash flows from financing will decrease by approximately Euros 60,281 thousand, since the repayment of principal on the lease liabilities and interest will be classified as cash flows from financing activities. 9

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In addition, Grifols has performed the reconciliation of lease liabilities for buildings and warehouses in relation to leases which had previously been classified as operating leases under IAS 17 (related to non-cancelable agreements and renewals) and lease liabilities under IFRS 16:

	01/01/2019
	Thousands of Euros
Operating lease commitments existing as at 31 December 2018	400,579
Periods covered by an option to extend the lease by the Group	579,261
Discounting using the Group's incremental borrowing rate	(311,116)
finance lease liabilities recognised as at 31 December 2018	1,395
Short-term leases recognised on a straight-line basis as expense	(4,822)
Others	(349)
Lease liability recognised as at 1 January 2019	664,948

The Group's activities as a lessor are immaterial, and therefore the Group does not expect any significant impact on the consolidated annual accounts.

(3) Business Combinations

2018

(a) Acquisition of assets used in donor centers from Kedplasma

In August and December of 2018, Grifols through its company Biomat USA, Inc. acquired the assets used in the operation of six donor centers from Kedplasma LLC. The purchase price agreed was Euros 20,939 thousand and Euros 21,841 thousand, respectively. These amounts have been provisionally allocated to goodwill in the consolidated balance sheet, considering that the initial accounting has not been completed at the end of the reporting period.

(b) Biotest Acquisition

On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission. Grifols has acquired the shares from Biotest Divestiture Trust.

Biotest USA owns a plasma collection business in the USA with 24 plasma collection centers throughout the territory. In the preceding financial year, it obtained approximately 850,000 liters of plasma.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Total business combination cost	245,126	286,454
Fair value of net assets acquired	114,463	133,761
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	**130,663**	**152,693**

10

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Cash and cash equivalents	5,876	6,867
Trade and other receivables	15,114	17,663
Inventories	18,235	21,309
Other assets	2,438	2,849
Intangible assets (note 8)	19,511	22,800
Goodwill	5,571	6,510
Property, Plant and equipment (note 9)	22,190	25,931
Deferred tax assets	33,917	39,635
Financial assets	10,975	12,825
Total assets	133,827	156,389
Trade and other payables	(5,322)	(6,219)
Other liabilities	(4,249)	(4,965)
Deferred tax liability	(4,878)	(5,700)
Long-term liabilities	(4,915)	(5,744)
Total liabilities and contingent liabilities	(19,364)	(22,628)
Total net assets acquired	114,463	133,761
Goodwill (note 7)	130,663	152,693
Total business combination cost	245,126	286,454

The resulting goodwill has been allocated to the Bioscience segment.

If the acquisition had taken place on 1 January 2018, the net amount of the Group´s revenue and profit would have increased by Euros 90,216 thousand and Euros 5,592 thousand, respectively.

The revenue and profit of Biotest between the acquisition date and 31 December 2018 amounted to Euros 73,747 thousand and Euros 7,473 thousand, respectively.

On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for the global amount of US Dollars 538,014 thousand (see note 1), Scranton is an existing shareholder of Grifols (see note 31). The current sale of Biotest and Haema to Scranton took place for the same price, at the current US Dollar/Euro exchange rate, and under the same terms and conditions existing when Grifols acquired both companies.

The sale of Biotest and Haema has not resulted in a loss of control for the Group. In assessing the existence of control, Grifols has considered the potential voting rights to determine whether it has power and therefore control. The Group holds potential voting rights arising from the repurchase options of the shares and they are substantive, based on the following:

- The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale.
- The purchase option has been negotiated jointly in the same sale agreement of the entities.

11

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The price of exercising the call option will be equal to the higher of: a) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in working capital and (b) the amount of the debt that Scranton owns the date on which Grifols exercises the option (principal plus interest plus any other cost to be able to cancel said loan). Considering that the projections for the entities are for growth and an improvement in their results is expected, it is concluded that said call option is "in the money" since their market price is estimated to be higher than that agreed in the call option. Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days. There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote. There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. Likewise, there is a "Plasma Supply Agreement" agreement whereby the plasma to be produced by these entities will be almost entirely to meet the needs of Grifols. There is no exclusivity of sale. The aforementioned are indicators of Grifols' power over these entities, even after their sale, considering that the repurchase options are susceptible to being exercised and Grifols would have the financial capacity to carry them out. Consequently, the sale of the entities does not result in a loss of control, which is why the entities continue to consolidate, recording the sale as a transaction in equity without any impact on the consolidated statements of profit and loss. (c) Haema AG On 19 March 2018, Grifols has entered into an agreement with Aton GmbH for the purchase of 100% of the shares of the German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. This transaction was closed in June 2018. With this acquisition, and subject to the conditions being met, Grifols will acquire Haema’s business, based on the collection of plasma for fractionation, which includes 35 plasma collection centers located throughout Germany, and three more centers under construction. Haema’s headquarters are located in Leipzig measuring approximately 24,000 m² (which include administration, production, storage and power station buildings) and also has a central laboratory in Berlin. Haema employs about 1,100 people and collected almost 800,000 liters of plasma in the preceding financial year, coming from approximately 1 million donations. Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below: Thousands of Euros Total business combination cost Fair value of net assets acquired Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 220,191 49,057 171,134 12

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value Thousands of Euros
Cash and cash equivalents	7,727
Trade and other receivables	10,321
Inventories	5,535
Other assets	836
Intangible assets (note 8)	1,518
Property, Plant and equipment (note 9)	25,407
Total assets	51,344
Trade and other payables	(1,795)
Contingent liabilities	(492)
Total liabilities and contingent liabilities	(2,287)
Total net assets acquired	49,057
Goodwill (note 7)	171,134
Total business combination cost	220,191

The resulting goodwill has been allocated to the Bioscience segment.

If the acquisition had taken place on 1 January, 2018, the net amount of the Group's revenue would have increased by Euros 39,517 thousand and the Group's profit would not have deferred significantly.

The revenue and profit of Haema AG between the acquisition date and 31 December 2018 amounted to Euros 46,758 thousand and Euros 53 thousand, respectively.

On 28 December 2018, Grifols sold Haema AG to Scranton Enterprises B.V (see note 3 (b) for more details).

(d) Goetech, LLC Acquisition ("MedKeeper")

On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, suscribed a capital increase for an amount of US Dollars 98 million in the U.S company Goetech LLC, with headquarters in Denver, Colorado, and trading as Medkeeper. As a result of this transaction, Grifols held 51% interest in Medkeeper and also holds a majority position on the board of directors.

The acquisition agreement includes the repurchase of own shares by Medkeeper from the non-controlling shareholder in the amount of US Dollars 14 million (in 2 business days) and US Dollars 20 million (in two years). The agreement grants a call option to Grifols to acquire the remaining non-controlling stake for a term of three years and Medkeeper has a put option to sell this stake to Grifols, which may be executed at the end of the three-year period.

As the non-controlling shareholders do not currently have access to the economic rewards associated with the underlying ownership interests related to shares under the put and call commitment, we have applied the advance-acquisition method. Under this method we recognize the agreement as an advance acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Medkeeper's core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations, while increasing patient safety.

13

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This investment will enhance the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dolla
Cost of the business combination		
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests (discounted amount)	14,952	18,241
Purchase of remaining non-controlling interests	42,998	52,458
Total business combination cost	69,425	84,699
Fair value of net assets acquired	14,104	17,207
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	55,321	67,492

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	30,561	37,285
Property, Plant and equipment (note 9)	67	82
Other non-current assets	2,350	2,867
Other current assets	4,453	5,433
Total assets	37,432	45,667
Non-current liabilities	(2,186)	(2,667)
Current liabilities	(7,711)	(9,407)
Deferred tax liability	(13,431)	(16,386)
Total liabilities and contingent liabilities	(23,328)	(28,460)
Total net assets acquired	14,104	17,207

The resulting goodwill has been allocated to the Hospital segment.

If the acquisition had taken place on 1 January, 2018, the net amount of the Group´s revenue and profit would not have deferred significantly.

The revenue and profit of Goetech LLC between the acquisition date and 31 December 2018 amounted to Euros 9,210 thousand and Euros 1,778 thousand, respectively.

(e) Plasmavita Healthcare GmbH

In 2017, Grifols incorporated PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%). The company aims to set up at least 10 plasma centers in Germany. The share capital amounts to Euros 25,000, divided into 25,000 nominal shares of Euro 1 each, subscribed by both parties at Euros 12,500 each. During 2018, Grifols contributes an amount of Euros 10,000 thousand, which can be increased by an additional Euros 10 million, which will be used to finance the project.

(f) Aigües Minerals de Vilajuïga, S.A.

On 1 June 2017 the Group announced the acquisition of 50% of the voting rights in Aigües Minerals de Vilajuïga, S.A. a company based in Vilajuïga, Girona, Spain.

14

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 12 January 2018 the Group acquired the remaining 50% of the voting rights and consequently Grifols holds 100% of the voting rights for a total amount of Euros 550 thousand.

Aigües Minerals de Vilajuïga, S.A.'s principal activity is the collection and use of mineral-medicinal waters and the procurement of all necessary administrative concessions in order to facilitate the extraction of these waters and find the best way to exploit them.

2017

(a) Hologic Acquisition

On 14 December 2016 Grifols entered into an asset purchase agreement to acquire assets corresponding to Hologic's NAT (Nucleic Acid Testing) business donor screening unit for US Dollars 1,865 million. The transaction was closed on 31 January 2017. The agreement encompasses the acquisition of the Hologic business engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusion and transplantation screening. In addition, it was agreed to cancel the existing joint-collaboration agreement for the commercialization of NAT donor screening products by Grifols. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety.

The transaction is structured through the purchase of assets by Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A.

The assets acquired comprise a plant in San Diego, California (United States) as well as development rights, licenses to patents and access to product manufacturers.

Grifols consolidates itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers.

This acquisition strengthens cash flows and positively impacts the Group's margins. The sales revenues of the Diagnostic Division will not change as a result of the acquisition due to the existing commercialization agreement between Grifols and Hologic in place since 2014, under which Grifols commercializes this line of business.

It is expected that this acquisition will strengthen the position of the Grifols Diagnostic Division in transfusion medicine and will increase significantly the profitability of Grifols Diagnostic Division having a direct impact on the Group's EBITDA margin. By streamlining and integrating the NAT business, operational efficiency will be in terms of production, R&D, overheads and administrative expenses.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
Payment in cash	1,734,077	1,865,000
Result of the cancellation of the existing contract	41,894	45,057
Total business combination cost	1,775,971	1,910,057
Fair value of net assets acquired	309,551	332,923
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (see note 7)	1,466,420	1,577,134

As part of the purchase price allocation, the Company determined that the identifiable intangible assets were developed technology and IPR&D. The fair value of the intangible assets was estimated using the income approach. The cash flows were based on estimates used to price the transaction and the discount rates applied

15

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

The developed technology assets are comprised of know-how, patents and technologies embedded in revenue. The Company applied the Relief-from-Royalty Method to determine its fair value. IPR&D projects relate to in-progress projects that have not reached technological feasibility as of the acquisition date. All of the IPR&D assets were valued using the Multiple-Period Excess Earnings Method approach.

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to the recognition of the amount of goodwill were the acquired workforce, cost savings and benefits arising from the vertical integration of the business that will lead to efficiencies in R&D, commercial and manufacturing activities.

The expenses incurred in this transaction in 2017 amounted to approximately Euros 13 million (Euros 5.1 million in 2016).

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair Value	
	Thousands of Euros	Thousands of US Dollars
R&D in progress	137,756	148,157
Other Intangible assets	142,174	152,908
Property, plant and equipment	24,569	26,424
Deferred Tax Assets (note 27)	16,736	18,000
Inventories	30,157	32,434
Total Assets	351,392	377,923
Current Provisions (note 19 (b))	41,841	45,000
Total liabilities and contingent liabilities	41,841	45,000
Total net assets acquired	309,551	332,923

The resulting goodwill has been allocated to the Diagnostic segment.

(b) Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L for an amount of Euros 12.8 million. In September 2014 the Group subscribed a capital increase in Kiro Grifols, S.L for an amount of Euros 21 million, by virtue of which Grifols acquired 50% of Kiro Grifols, S.L.'s economic and voting rights.

As a result, Grifols owns a 90% interest in Kiro Grifols. S.L. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L. a company wholly owned by cooperatives of the Mondragon Corporation.

Grifols also entered into a joint venture & shareholders' agreement (the "Joint Venture Agreement") with Kiro Grifols' partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Grifols, whether these are the Board of Directors or any other internal managing and governing bodies.

16

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Kedplasma

On 27 December 2016 Grifols entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollars 47 million. These centers were handed over in February 2017.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
Payment in cash	44,238	47,083
Total business combination cost	44,238	47,083
Fair value of net assets acquired	4,137	4,403
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	40,101	42,680

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 3,698 thousand.

Goodwill is allocated to the Bioscience segment and includes the plasma donor data base, FDA licenses and workforce retained.

At 31 December 2016, the Group advanced the sum of US Dollars 15 million related to this acquisition.

2016

During 2016, no significant business combinations were made for the Group.

(4) Significant Accounting Policies

(a) Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries.

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The annual accounts of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the annual accounts of the Company.

Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting

17

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence. Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions. Subsequently, investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired. The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries. The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method. When the Group's share of the losses in an investment accounted for using the equity method equals or exceeds its interest in the entity, the Group does not recognize additional losses, unless it has incurred in obligations or made payments on behalf of the other entity. The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates. Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I. (b) Business combinations On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date. The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010. The Group applies the acquisition method for business combinations. The acquisition date is the date on which the Group obtains control of the acquiree. 18

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Business combinations made subsequent to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree. The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized. At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount. This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights. Assumed assets and liabilities are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts. The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss. When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period. The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard. Business combinations made prior to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent 19

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) considerations or subsequent variations to contingent considerations is recognized as a prospective adjustment to the cost of the business combination. Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognized in profit and loss. (c) Non-controlling interests Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation. Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries. Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognized as a separate transaction. The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill. (d) Joint arrangements Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Under IFRS 11 "Joint arrangements" investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than on the legal structure of the joint agreement. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet. The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates. 20

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (e) Foreign currency transactions and balances (i) Functional and presentation currency The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. (ii) Foreign currency transactions, balances and cash flows Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined. In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. (iii) Translation of foreign operations The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria: Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date; Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction; Translation differences resulting from application of the above criteria are recognized in other comprehensive income. (f) Borrowing costs In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group. 21

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods. The remaining interest costs are recognized as an expense in the year in which they are incurred. (g) Property, plant and equipment (i) Initial recognition Property, plant and equipment are recognized at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. Land is not subject to depreciation. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss. (ii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset. Property, plant and equipment are depreciated using the following criteria: Depreciation method Rates Buildings Other property, technical equipment and machinery Other property, plant and equipment Straight line Straight line Straight line 1% - 3% 4%-10% 7% - 33% The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iii) Subsequent recognition Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred. Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (iv) Impairment The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below. 22

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (h) Intangible assets (i) Goodwill Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations. Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to the entity sold. (ii) Internally generated intangible assets Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred. Costs related with development activities are capitalized when: The Group has technical studies that demonstrate the feasibility of the production process; The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use; The asset will generate sufficient future economic benefits; The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects. The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss. Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. (iii) Other intangible assets Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses. Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually. (iv) Intangible assets acquired in business combinations The cost of the identifiable intangible assets acquired in Biotest's business combination includes the fair value of the current contracts. 23

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

The cost of identifiable intangible assets acquired in the Progenika business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets"and "Research and Development".

The cost of identifiable intangible assets acquired in the Talecris business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets".

(v) *Useful life and amortization rates*

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	4% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset's value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from

24

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) other assets or groups of assets. If this is the case, recoverable amount is determined for the cash -generating unit (CGU) to which the asset belongs. Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero. At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized. (j) Leases (i) Lessee accounting records The Group has rights to use certain assets through lease contracts. Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. Finance leases At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. Property, plant and equipment acquired through a finance lease is amortized over the useful life of the asset or within the term of the lease, whichever is less, if there is no reasonable certainty that the group will obtain the property at the end of the term of the lease. Operating leases Lease payments under an operating lease (excluding incentives) are recognized as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit. (ii) Leasehold investments Non-current investments in properties leased from third parties are recognized on the basis of the same criteria for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease. 25

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iii) Sale and leaseback transactions Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease. When the leaseback is classified as an operating lease: If the transaction is established at fair value, any profit and loss on the sale is recognized immediately in the consolidated statement of profit and loss for the year; If the sale price is below fair value, any profit and loss is recognized immediately in the consolidated statement of profit and loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used. (k) Financial instruments (i) Classification of the financial instruments Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments indicated in IAS 32 “Financial instruments: Presentation”. For purposes of its valuation, the Group classifies financial instruments in the categories of financial assets and financial liabilities at fair value through profit or loss, separating those initially designated from those held for trading or mandatorily measured at fair value through profit or loss, financial assets and financial liabilities valued at amortized cost and financial assets measured at fair value through other comprehensive income, separating the equity instruments designated as such, from other financial assets. The classification depends on the Group's business model to manage the financial assets and the contractual terms of the cash flows. The Group classifies a financial asset at amortized cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP). The Group classifies a financial asset at fair value through changes in other comprehensive income, if it is maintained in the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and the contractual conditions of the financial asset give rise to, at specified dates, to cash flows that are OPIP. The business model is determined by the key personnel of the Group and at a level that reflects the way in which they jointly manage groups of financial assets to achieve a specific business objective. The Group's business model represents the way in which it manages its financial assets to generate cash flows. Financial assets that are part of a business model whose objective is to hold assets to receive contractual cash flows are managed to generate cash flows in the form of contractual collections during the life of the instrument. The Group manages the assets held in the portfolio to receive these specific contractual cash flows. To determine whether cash flows are obtained through the collection of contractual cash flows from financial assets, the Group considers the frequency, value and timing of sales in prior years, the reasons for those sales and expectations in relation to with the future sales activity. However, the sales themselves do not determine the business model and, therefore, cannot be considered in isolation. Instead, it is the information on past sales and future sales expectations that provides indicative data on how to achieve the stated objective of the Group with respect to the management of financial assets and, more specifically, the way where cash flows are obtained. 26

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) For assets measured at fair value, losses and gains will be recognized in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, it will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for investments in equity at fair value through other comprehensive income (COCI). The Group reclassifies investments in debt when and only when its business model to manage those assets changes. (ii) Measurement At the time of initial recognition, the Group values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results. In order to determine the fair value of financial assets or liabilities, the Group uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following levels: Level 1: quoted prices (unadjusted) within current markets for assets or liabilities identical to those under consideration. Level 2: factors other than the prices considered in Level 1 that come directly from the asset or liability in question, such as those that may derive directly from the price. Level 3: factors not based on data directly from the market. In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy. (iii) Offseting principles A financial asset and a financial liability are offset only when the Group has the legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. (iv) Financial assets and liabilities at fair value through profit or loss Financial assets or liabilities at fair value through profit or loss are those that are classified as held for trading or have been designated from the moment of initial recognition. A financial asset or liability is classified as held for trading if: • It is acquired or incurred mainly for the purpose of selling it or repurchasing it in the near term. • On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or • It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value. Transaction costs directly attributable to the purchase or issue are recognized as an expense as incurred. After initial recognition, they are recognized at fair value through profit or loss. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means. 27

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group does not reclassify any financial asset or liability to or from this category as long as it is recognized in the consolidated statement of financial position. (v) Financial assets at amortized cost Financial assets at amortized cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently valued at amortized cost, using the effective interest rate method. (vi) Debt instruments The subsequent valuation of the debt instruments depends on the Group's business model to manage the asset and the characteristics of the cash flows of the asset. The Group's debt instruments consist mainly of trade and other receivables, which the Group classifies as financial assets at amortized cost. Financial assets at amortized cost are assets that the Group holds for the collection of contractual cash flows when these cash flows represent only payments of principal and interest, and are valued at amortized cost. Interest income from these financial assets is included in finance income in accordance with the effective interest rate method. (vii) Equity instruments The Group holds financial assets owned, mainly equity instruments, which are measured at fair value. When Group management has chosen to present the gains and losses on the fair value of the equity investments in other comprehensive income, after the initial recognition, the equity instruments are measured at fair value, recognizing the loss or gain in other comprehensive income. The amounts recognized in other comprehensive income are not subject to reclassification to profit or loss, without prejudice to reclassification to reserves at the time when the instruments are derecognized. Dividends from such investments continue to be recognized in income for the year as other income when the Group's right to receive payments is established. (viii) Impairment As of 1 January, 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical solutions permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument. The practical solution applied is the use of a provision matrix based on the segmentation into groups of homogeneous assets, applying the historical information of percentages of non-payment for said groups and applying reasonable information about the future economic conditions. The percentage of non-payment is calculated according to the current experience of non-payment during the last year, as it is a very dynamic market and is adjusted for the differences between current and historical economic conditions and considering projected information, which is reasonably available. (ix) Derecognition of financial assets The Group applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets. Financial assets are derecognised when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards derived from their ownership. 28

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (x) Financial liabilities at amortized cost Financial liabilities, including trade payables and other accounts payable, that are not classified at fair value through profit or loss, are initially recognized at their fair value, less, if applicable, the transaction costs that are directly attributable to the issue. Subsequent to the initial recognition, liabilities classified under this category are valued at amortized cost using the effective interest rate method. (xi) Derecognition and modification of financial liabilities The Group derecognises a financial liability or part thereof when it has complied with the obligation contained in the liability, or is legally exempt from the main liability contained in the liability, either by virtue of a judicial process or by the creditor. The Group considers that the conditions are substantially different if the present value of the discounted cash flows under the new conditions, including any commission paid net of any commission received, and using the original effective interest rate to make the discount, differs at least at 10 percent of the discounted present value of the cash flows that still remain of the original financial liability. If the exchange is recorded as a cancellation of the original financial liability, the costs or commissions are recognized in consolidated results forming part of the result of the same. Otherwise, the costs or commissions adjust the carrying amount of the liability and are amortized by the amortized cost method during the remaining life of the modified liability. The Group recognizes the difference between the carrying amount of the financial liability or a part of it that is canceled or assigned to a third party and the consideration paid, including any assigned asset different from the cash or liability assumed in profit or loss. (l) Equity instruments The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss. The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect. (m) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production. The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process. 29

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories. Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred. The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis. The Group uses the same cost model for all inventories of the same nature and with a similar use. Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired. When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be: For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production; Merchandise and finished goods, estimated selling price less costs to sell; Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale. The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Cost of Sales”. (n) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively. (o) Government grants Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached. (i) Capital grants Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets. 30

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (ii) Operating grants Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss. (iii) Interest rate grants Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded. (p) Employee benefits (i) Defined contribution plans The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made. (ii) Termination benefits Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits. For termination benefits payable as a result of an employee's decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group's ability to withdraw the offer takes effect. For termination benefits payable as a result of the Group's decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated. If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds. (iii) Short-term employee benefits The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur. The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made. 31

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iv) Restricted Share Unit Retention Plan (RSU) The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the income statement as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares. The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments. (q) Provisions Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. No provisions are recognized for future operating losses. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate used to determine the present value is a pre-tax rate that reflects the evaluations that the current market is making of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized as an interest expense. If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized. (r) Revenue recognition Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals. Revenue is presented net of the value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties. (i) Sale of goods Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following: The Group has a present right to payment for the asset The customer has the legal right to the asset The Group has transferred the physical possession of the asset The customer has the significant risks and rewards of ownership of the asset The customer has accepted the asset 32

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group participates in the government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material. As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date. In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material. (ii) Services rendered Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable. (iii) Interest income Until June 2012 the Group has been recognizing interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognizing late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided. (s) Income taxes The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be 33

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination. (i) Taxable temporary differences Taxable temporary differences are recognized in all cases except where: They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future. (ii) Deductible temporary differences Deductible temporary differences are recognized provided that: It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset. Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized. (iii) Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset. Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition. 34

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iv) Offset and classification The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (t) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available. (u) Classification of assets and liabilities as current and non-current The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows: Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date. Liabilities are classified as current when they are expected to be settled in the Group's normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorized for issue. (v) Environmental issues The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g). (5) Financial Risk Management Policy (a) General The Group is exposed to the following risks associated with the use of financial instruments: 35

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Credit risk Liquidity risk Market risk: includes interest rate risk, currency risk and other price risks. This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts. The Group’s risk management policies are established to identify and analyse the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. Trade receivables The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. Details of exposure to credit risk are disclosed in note 30. Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. At 31 December 2018 the Group has total cash and cash equivalents of Euros 1,033,792 thousand (Euros 886,521 thousand at 31 December 2017). The Group also has approximately Euros 404,808 thousand in unused credit facilities (Euros 381,165 thousand at 31 December 2017), including Euros 262,008 thousand on the revolving credit facility (Euros 250,146 thousand at 31 December 2017). 36

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The structure of the Group's debt consists mainly of a non-current loan of US Dollars 5,992 million with institutional investors and banks divided into two tranches (Tranche A and Tranche B), in a US Dollars 300 million undrawn revolving credit facility and unsecured senior corporate notes for an amount of Euros 1,000 million. As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse. 2018: In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2018, the carrying amount of the loans obtained from the European Investment Bank is Euros 244,375 thousand (Euros 170,000 thousand at 31 December 2017). 2017: On 5 December 2017 the Group received an additional loan from the European Investment Bank of up to Euros 85,000 thousand at a fixed interest rate for a period of 10 years with a grace period of 2 years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group received its first loan from the same entity under the same terms, for a total amount of Euros 100,000 thousand. On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total note issuance amounted to Euros 1,000 million. On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consisted of a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility. Market risk Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns. (i) Currency risk The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar which is used in a significant percentage of transactions in foreign functional currencies. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency. The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies. 37

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the Group's exposure to currency risk at 31 December 2018 and 2017 of the most significant financial instruments are shown in note 30.

(ii) Interest rate risk

The Group's interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk.

The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges.

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to Euros 1,000 million, which represents approximately 54% of the Group's total debt in Euros. The additional loans of Euros 244,375 thousand received from the European Investment Bank represent approximately 13% of the Group's total debt in Euros.

Senior debt in Euros represents approximately 12% of the Group's total Senior debt at 31 December 2018 and 31 December 2017.

Total fixed-interest debt represents 19% of total debt at 31 December 2018 (19% at 31 December 2017).

(iii) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a highly-concentrated sector.

(b) Capital management

The directors' policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

- The directors control capital performance using rates of returns on equity (ROE). At 31 December 2018 the ROE stood at 14% (18% at 31 December 2017). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousand of Euros	
	2018	2017
Profit attributable to the parent	596,642	662,700
Equity attributable to the Parent	4,225,554	3,629,079
ROE	14%	18%

- In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2018 and 2017, the Group complies with the covenants.

- Consideration of the Company's credit rating (see note 20 (d)).

The Parent held Class A and B treasury stock equivalent to 0.6% of its capital at 31 December 2018 (0.6% at 31 December 2017). The Group does not have a formal plan for repurchasing shares.

38

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (6) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts. Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed. Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are: Balance sheet: cash and cash equivalents, current income tax assets and liabilities, deferred tax assets and liabilities and loans and borrowings. Statement of profit and loss: finance result and income tax. (a) Operating segments The operating segments defined by the steering committee are as follows: Bioscience: including all activities related with products derived from human plasma for therapeutic use. Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included. Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies. Bio Supplies: since January 2017, the company is including all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest in the new Bio Supplies Division resulting in a reclassification from Bioscience Division to Bio Supplies Division. Others: including the rendering of manufacturing services to third party companies. As a result of the creation of the new Bio Supplies segment and the Intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for 2016 have been restated accordingly. 39

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of net sales by groups of products for 2018, 2017 and 2016 are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Bioscience			
Haemoderivatives	3,516,704	3,429,785	3,228,275
Diagnostic			
Transfusional medicine	650,180	679,692	640,443
Other diagnostic	19,797	23,377	23,540
Hospital			
Fluid therapy and nutrition	52,574	47,699	46,210
Hospital supplies	58,014	52,466	52,373
Bio supplies	167,004	66,791	24,387
Others	22,451	18,263	34,602
Total	4,486,724	4,318,073	4,049,830

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that the Group sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c) Main customers

In 2018 the revenue of two Bioscience segment customers represents approximately 23.1% of the Group's total revenues. For 2017 and 2016 one Bioscience segment customer represented 11.0% and 10.7% of the Group's total revenue, respectively.

40

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(7) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2017 are as follows:

		Thousands of Euros			
	Segment	**Balance at 31/12/2016**	Business Combination	Translation differences	**Balance at 31/12/2017**
Net value					
Grifols UK.Ltd. (UK)	Bioscience	8,025	--	(280)	7,745
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	193,039	40,101	(27,886)	205,254
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,134	--	(591)	9,543
Grifols Therapeutics, Inc. (USA)	Bioscience	2,108,139	--	(255,234)	1,852,905
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	1,272,024	1,466,420	(302,537)	2,435,907
Kiro Grifols S.L. (Spain)	Hospital	--	26,510	--	26,510
		3,643,995	1,533,031	(586,528)	4,590,498
			(See note 3)		

Details of and movement in this caption of the consolidated balance sheet at 31 December 2018 are as follows:

		Thousands of Euros				
	Segment	**Balance at 31/12/2017**	Business Combination	Disposals	Translation differences	**Balance at 31/12/2018**
Net value						
Grifols UK.Ltd. (UK)	Bioscience	7,745	--	--	(63)	7,682
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	205,254	42,780	(2,827)	9,907	255,114
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,543	--	--	(272)	9,271
Grifols Therapeutics, Inc. (USA)	Bioscience	1,852,905	--	--	87,871	1,940,776
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,435,907	--	--	114,349	2,550,256
Kiro Grifols S.L. (Spain)	Hospital	26,510	(2,134)	--	--	24,376
Goetech LLC (USA)	Hospital	--	55,321	--	3,624	58,945
Haema AG (Germany)	Bioscience	--	171,134	--	--	171,134
Biotest Pharma Corp (USA)	Bioscience	--	136,234	--	2,808	139,042
		4,590,498	403,335	(2,827)	218,224	5,209,230
			(See note 3)			

41

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Since the acquisition of Novartis' Diagnostic business unit in 2014, the Group combines Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake of Kiro Grifols S.L. and a 51% stake of Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by Management are:

- Bioscience
- Diagnostic
- Hospital

The recoverable amount of the Bioscience CGU was calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Hospital CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use and fair value less costs of disposal calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2017 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	9.50%
Diagnostic	2%	10.60%
Hospital	1.40%	13.30%

The key assumptions used in calculating impairment of the CGUs for 2018 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	8.90%
Diagnostic	2%	9.40%
Hospital	1.50%	13.10%

42

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment's assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2018 Grifols' stock market capitalization totals Euros 13,978 million (Euros 15,379 million at 31 December 2017).

(8) Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2018 and 2017 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2017 is as follows:

	Thousands of Euros			
	Balance at 31/12/2016	Additions	Translation differences	**Balance at 31/12/2017**
Cost of currently marketed products - Gamunex	1,138,412	--	(137,828)	1,000,584
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(211,871)	(35,837)	28,136	(219,572)
Accumulated amortisation of currently marketed products - Progenika	(9,117)	(2,379)	--	(11,496)
Carrying amount of currently marketed products	941,216	(38,216)	(109,692)	793,308

43

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2018 is as follows:

	Thousands of Euros			
	Balance at 31/12/2017	Additions	Translation differences	**Balance at 31/12/2018**
Cost of currently marketed products - Gamunex	1,000,584	--	47,451	1,048,035
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(219,572)	(33,775)	(11,573)	(264,920)
Accumulated amortisation of currently marketed products - Progenika	(11,496)	(2,379)	--	(13,875)
Carrying amount of currently marketed products	793,308	(36,154)	35,878	793,032

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2018 the residual useful life of currently marketed products is 22 years and 5 months (23 years and 5 months at 31 December 2017).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2018 the residual useful life of currently marketed products acquired from Progenika is 4 years and 2 months (5 years and 2 months at 31 December 2017).

(a) Self – constructed intangible assets

At 31 December 2018 the Group has recognized Euros 58,254 thousand as self-constructed intangible assets (Euros 49,782 thousand at 31 December 2017).

(b) Purchase commitments

At 31 December 2018 the Group has intangible asset purchase commitments amounting to Euros 589 thousand (Euros 1,199 thousand at 31 December 2017).

(c) Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2018 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 26,917 thousand (Euros 26,631 thousand at 31 December 2017).

The Group has also an amount of Euros 206,087 thousand as development costs in progress (Euros 183,281 thousand at 31 December 2017).

(d) Result on disposal of intangible assets

Total profit on disposals of intangible assets in 2018 amount to Euros 8,101 thousand (Euros 83 thousand of loss in 2017) and mainly corresponds to the sale of plasma centers to Kedplasma.

44

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (e) Impairment testing Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value. On 29 January 2018 (prior to the date that the 2017 consolidated annual accounts were authorized for issued) Aradigm communicated that it had not obtained the approval of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration (FDA) for LinahiqTM. As the Committee did not recommend it as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the intangible assets related to the product have been totally impaired and recognized as R&D expense in the statement of profit and loss for 2017 for an amount of Euros 63,675 thousand. In 2017 the investment in this company and the bonds that the Group held with the company were impaired. (9) Property, Plant and Equipment Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2018 and 2017 are included in Appendix IV, which forms an integral part of this note to the consolidated annual accounts. Property, plant and development under construction at 31 December 2018 and 2017 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity. In 2018, the Group has capitalized interests for a total amount of Euros 8,955 thousand (Euros 8,839 thousand in 2017) a) Insurance Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2018 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets. b) Losses on disposal of property, plant and equipment Total losses incurred on disposals of property, plant and equipment for 2018 amount to Euros 1,401 thousand (Euros 1,468 thousand of loss in 2017). c) Assets under finance lease The Group contracted December 2017: the following types of property, plant and equipment under finance leases at 31 Thousands of Euros Accumulated Cost Carry ing amount dep reciat ion Land and buildings Plant and machinery 2,545 14,249 (815) (6,564) 1,730 7,685 16,794 (7,379) 9,415 45

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2018:

	Thousands of Euros		
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,389	(898)	1,491
Plant and machinery	15,690	(7,237)	8,453
	18,079	(8,135)	9,944

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

d) Self – constructed property, plant and equipment

At 31 December 2018 the Group has recognized Euros 66,995 thousand as self -constructed property, plant and equipment (Euros 52,218 thousand at 31 December 2017).

e) Purchase commitments

At 31 December 2018 the Group has property, plant and equipment purchase commitments amounting to Euros 47,148 thousand (Euros 39,675 thousand at 31 December 2017).

f) Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.1% and a perpetual growth rate of 2% (12.2% and 2% respectively in fiscal year 2017).

(10) Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	**31/12/2018**	% ownership	**31/12/2017**
Alkahest, Inc.	47.58%	28,336	47.58%	30,559
Albajuna Therapeutics, S.L	30.00%	1,106	30.00%	1,956
Interstate Blood Bank, Inc.	49.19%	29,595	49.19%	27,936
Bio Blood Components Inc.	48.97%	38,223	48.97%	32,960
Plasma Biological Services, LLC	48.90%	21,809	48.90%	23,010
Singulex, Inc.	19.33%	19,256	19.33%	29,322
GigaGen, Inc	43.96%	28,363	43.96%	29,047
Access Biologicals LLC	49.00%	47,742	49.00%	44,219
Aigües de Vilajuïga, S.A.	--	--	50.00%	--
Plasmavita HealthCare	50.00%	9,920	--	--
Mecwins, S.A.	24.99%	2,555	--	--
		226,905		219,009

46

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the years ended at 31 December 2018, 2017 and 2016 have been as follows:

	Thousands of Euros		
	2018	**2017**	**2016**
Balance at 1 January	219,009	201,345	76,728
Acquisitions	12,222	80,685	136,072
Transfers	500	(16,000)	(29,059)
Share of profit / (losses)	(11,038)	(13,195)	6,933
Share of other comprehensive income / translation differences	9,270	(27,134)	10,671
Losses for Impairment	--	(6,692)	--
Collected dividends	(3,058)	--	--
Balance at 31 December	226,905	219,009	201,345

Mecwins, S.A.

On 22 October, 2018 Grifols has allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.
Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases.

Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases.

The injection of capital, in which CRB Inverbio has also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

Plasmavita Healthcare GmbH

Refer to note 3 for details of this investment.

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited ("GIANT") acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

47

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in Gigagen's equity-accounted investment for the years ended 31 December 2018 and 2017 is as follows:

	Thousand of Euros	
	31/12/2018	**31/12/2017**
Balance at 1 January	29,047	--
Acquisitions	--	31,752
Share of profit / (losses)	(1,562)	(804)
Share of other comprehensive income / translation differences	878	(1,595)
Pérdidas por deterioro de valor	--	(306)
Balance at 31 December	28,363	29,047

<u>Access Biologicals LLC.</u>

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols alsosigned a supply agreement to sell to Access Biologicals biological products not meant for therapeutic use.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

Movement in Access Biological's equity-accounted investment for the years ended 31 December 2017 and 2018 is as follows:

	Thousand of Euros	
	31/12/2018	**31/12/2017**
Balance at 1 January	44,219	--
Acquisitions	--	48,383
Share of profit / (losses)	3,039	1,830
Share of other comprehensive income / translation differences	2,073	(5,994)
Collected dividends	(1,589)	--
Balance at 31 December	47,742	44219

<u>Singulex, Inc.</u>

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. ("Singulex"). As a result, Grifols holds a 19.33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex' technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products.

48

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in Singulex, Inc.'s equity-accounted investment for the years ended 31 December 2018 and 2017 is as follows:

	Thousand of Euros	
	31/12/2018	**31/12/2017**
Balance at 1 January	29,322	43,329
Share of profit / (losses)	(10,975)	(9,335)
Share of other comprehensive income / translation differences	909	(4,672)
Balance at 31 December	19,256	29,322

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 11 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory.

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.'s equity-accounted investment for the years ended 31 December 2017 and 2018 is as follows:

	Thousands of Euros			Thousands of Euros				
	31/12/2018			**31/12/2017**				
	IBBI	Bio-Blood	PBS	IBBI	Bio-Blood	PBS	**TOTAL 2018**	**TOTAL 2017**
Balance at 1 January	27,936	32,960	23,010	31,090	38,725	25,890	83,906	95,705
Share of profit / (losses)	1,830	3,492	(2,181)	635	(1,181)	270	3,141	(276)
Share of other comprehensive income / translation differences	1,298	1,771	980	(3,789)	(4,584)	(3,150)	4,049	(11,523)
Collected dividend	(1,469)	--	--	--	--	--	(1,469)	--
Balance at 31 December	29,595	38,223	21,809	27,936	32,960	23,010	89,627	83,906

Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 12.8 million. With this new acquisition, Grifols owns 90% in Kiro Grifols S.L., which is now considered part of the group, and starts using the global consolidation method instead of the equity method (see note 3(b)).

49

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(11) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

	Thousands of Euros	
	31/12/2018	31/12/2017
Non-current derivatives (see note 30)	--	8,338
Financial investments in shares with stock market (a)	7	38,708
Total Non-current financial assets measured at fair value	7	47,046
Non-current guarantee deposits	5,566	4,820
Other non-current financial assets	1,908	1,346
Non-current loans to related parties (see note 31)	82,969	--
Non-current loans to EEAA (c) (see note 31)	17,151	16,677
Total Non-current financial assets measured at amortized cost	107,594	22,843

Details of other current financial assets on the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

	Thousands of Euros	
	31/12/2018	31/12/2017
Current derivatives (b) (see note 30)	19,934	--
Total Non-current financial assets measured at fair value	19,934	--

	Thousands of Euros	
	31/12/2018	31/12/2017
Deposits and guarantees	822	702
Current loans to third parties	56	59
Current loans to associates (c) (see note 31)	33,153	9,977
Total other current financial assets	34,031	10,738

(a) Financial investments in quoted shares

Within the framework of its integrated R & D & I strategy, which assesses the adequacy of the various projects, Grifols made the decision to divest in TiGenix and participated in the takeover bid by Takeda in the first half of 2018. Divestment has generated a cash inflow of Euros 70.1 million and a positive impact on the consolidated profit of Euros 32 million (see note 26).

(b) Current derivatives

At 31 December 2018, current derivatives correspond to the purchase options described below:

- Option to purchase the non-acquired shares of Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC. The purchase option may be exercised by the Group by written notification at any time between 1 February 2019 and 30 April 2019 (see note 30).
- Option to purchase Biotest Pharmaceuticals Corporation over two donation centers of ADMA Centers. The execution of the purchase option was executed on 1 January 2019 (see note 30).

50

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Non-current loans to EEAA

On 2 October 2017 the Group's subsidiary Grifols Diagnostic Solutions, Inc. granted a loan of US Dollars 20,000 thousand (Euros 16,676 thousand), that bear at an interest rate of 5% and mature on 19 September 2019. In the first half of 2018, the Group made an additional contribution amounting to US Dollars 12,339 (Euros 11,063 thousand). The Group owns 19.33 % of the common stock of Singulex Inc.

On 8 February 2017, the subsidiary Grifols Worldwide Operations granted a loan of US Dollars 11,000 thousand (Euros 10,809 thousand) to Interstate Blood Bank Inc, with interest at a rate of 4% and due on 6 February 2022. The Group owns 49.19% of the capital of Interstate Blood Bank Inc.

(12) Inventories

Details of inventories at 31 December 2018 and 2017 are as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Goods for resale	118,876	105,013
Raw materials and supplies	647,399	454,371
Work in progress and semi-finished goods	744,436	592,612
Finished goods	438,649	477,297
	1,949,360	1,629,293

Movement in the inventory provision was as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Balance at 1 January	35,764	33,069	22,614
Net charge for the year	10,398	8,232	8,878
Cancellations for the year	(558)	(357)	(20)
Translation differences	3,236	(5,180)	1,597
Balance at 31 December	48,840	35,764	33,069

51

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13) Trade and Other Receivables

Details at 31 December 2018 and 2017 are as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Trade receivables	289,316	302,685
Receivables from associates (note 31)	382	3,219
Bad debt provision (note 30)	(20,531)	(19,706)
Trade receivables	269,167	286,198
Other receivables (note 30)	9,901	7,485
Personnel	2,082	566
Advance payments (note 30)	35,426	11,181
Taxation authorities, VAT recoverable	42,707	20,105
Other public entities	2,302	1,344
Other receivables	92,418	40,681
Current income tax assets	42,205	59,531
	403,790	386,410

Other receivables

During 2018, 2017 and 2016 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognized in the consolidated balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 1,220 thousand at 31 December 2018 (Euros 1,800 thousand at 31 December 2017), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognized the asset transferred in the consolidated balance sheet, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2018 amount to Euros 1,188,216 thousand (Euros 912,204 thousand in 2017 and Euros 870,324 thousand in 2016).

The finance cost of these operations for the Group totals approximately Euros 6,053 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2018 (Euros 3,973 thousand in 2017 and Euros 4,885 thousand in 2016) (see note 26).

Details of balances with related parties are shown in note 31.

52

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (14) Cash and Cash Equivalents Details of this caption of the consolidated balance sheet at 31 December 2018 and 2017 are as follows: Thousands of Euros 31/12/2018 31/12/2017 Current deposits Cash in hand and at banks 441,614 592,178 655,463 231,058 Total cash and cash equivalents 1,033,792 886,521 (15) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. (a) Share capital At 31 December 2018 and 2017, the Company’s share capital amounts to Euros 119,603,705 and comprises: Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. The main characteristics of the Class B shares are as follows: Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share. Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share. These shares are freely transferable. Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share. 53

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company's total capital at 31 December 2018 and 2017.

At 31 December 2018 and 2017, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2017 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2017	426,129,798	256,694,375
(Acquisition) / disposal of treasury stock (note 15 (d))	--	432,929
Balance at 31 December 2017	426,129,798	257,127,304

Movement in outstanding shares during 2018 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2018	426,129,798	257,127,304
(Acquisition) / disposal of treasury stock (note 15 (d))	--	479,355
Balance at 31 December 2018	426,129,798	257,606,659

(b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c) Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2018, Euros 35,613 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 40,061 thousand at 31 December 2017) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols' interest rose to 100% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 0.6 million decrease in reserves.

In August 2016 Araclon Biotech, S.L. increased capital by an amount of Euros 6.7 million. As a result, the Group increased its investment from 70.83% to 73.22%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1.7 million decrease in reserves.

On 12 December 2016, the Group subscribed a share capital increase in the capital of VCN Biosciences, S.L. of Euros 5 million. After this capital increase, Grifols interest rose to 81.34% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1 million decrease in reserves.

In October 2017, the Group acquired 12,020 Progenika Biopharma, S.A. shares As a result, the Group has increased its investment from 89.25% to 90.23%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 374 thousand decrease in reserves.

54

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In June 2018, Grifols made the decision to divest in TiGenix and participated in the takeover bid made by Takeda in the first half of 2018. This divestment has generated a positive impact on reserves of Euros 4,900 thousand and a negative impact of Euros 4,900 thousand in "Other comprehensive income".

In June 2018, Grifols executed the purchase option for 6.41% of the shares of Progenika owned by Ekarpen Private Equity, S.A. for an amount of Euros 5,300 thousand. As a result, the Group increased its interest from 90.23% to 96.64%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized in reserves.

In September 2018, the Group acquired 41,387 shares of Progenika Biopharma, S.A for an amount of Euros 4,333 thousand. As a result, the Group increased its interest from 96.64% to 99.99%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized against reserves.

At 31 December 2018 and 2017 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2018 and 2017 the legal reserve of the Company amounts to Euros 23,921 thousand, which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2018 the balance of the legal reserve of other Spanish companies amounts to Euros 2,527 thousand (Euros 2,416 thousand at 31 December 2017).

Other foreign Group companies have a legal reserve amounting to Euros 843 thousand at 31 December 2018 (Euros 731 thousand at 31 December 2017).

(d) Treasury stock

At 31 December 2018 and December 2017 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2017 was as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2017	4,730,735	68,710
Disposal Class B shares	(432,929)	(6,288)
Balance at 31 December 2017	4,297,806	62,422

Movement in Class B treasury stock during 2018 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2018	4,297,806	62,422
Disposal Class B shares	(479,355)	(6,981)
Balance at 31 December 2018	3,818,451	55,441

55

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In March 2018 the Group delivered 480,661 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

In March 2017 the Group delivered 432,929 treasury stocks (Class B shares) to eligible employees as a compensation for the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.6% of its capital at 31 December 2018 (0.6% at 31 December 2017).

(e) Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2018, and the distribution of profit approved for 2017, presented at the general meeting held on 25 May 2018, is as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Voluntary reserve	91,059	76,247
Dividends	238,659	265,080
Profit of the Parent	329,718	341,327

The following dividends were paid in 2017:

	31/12/2017		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	54%	0.14	57,790
Non-voting shares	271%	0.14	34,870
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			95,274

	31/12/2017		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,283
Total interim dividends paid			122,986

The following dividends were paid in 2018:

	31/12/2018		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	82%	0.20	86,929
Non-voting shares	408%	0.20	52,551
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			142,094

56

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2018		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.2	85,226
Non-voting shares (interim dividend)	400%	0.2	51,521
Total interim dividends paid			136,747

At the meeting held on 26 October, 2018, the Board of Directors of Grifols approved the distribution of interim dividend for 2018, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,747 thousand as interim dividend.

At the meeting held on 27 October 2017, the Board of Directors of Grifols approved the distribution of interim dividend for 2017 of Euros 0.18 for each Class A and B share, recognizing a total of Euros 122,986 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix V.

At a general meeting held on 25 May 2018 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.
The distribution of the profit for the years ended 31 December 2017 and 2018 is presented in the consolidated statement of changes in equity.

(f) Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 12,652 thousand at 31 December 2018 (Euros 13,871 thousand at 31 December 2017).

(16) Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	596,642	662,700	545,456
Weighted average number of ordinary shares outstanding	684,709,377	684,197,276	683,225,815
Basic earnings per share (Euros per share)	0.87	0.97	0.80

57

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares		
	31/12/2018	31/12/2017	31/12/2016
Issued shares outstanding at 1 January	684,346,294	683,854,491	683,516,338
Effect of shares issued	--	--	--
Effect of treasury stock	363,083	342,785	(290,523)
Average weighted number of ordinary shares outstanding (basic) at 31 December	684,709,377	684,197,276	683,225,815

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	596,642	662,700	545,456
Weighted average number of ordinary shares outstanding (diluted)	684,686,164	684,243,891	684,170,887
Diluted earnings per share (Euros per share)	0.87	0.97	0.80

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares		
	31/12/2018	31/12/2017	31/12/2016
Issued shares outstanding at 1 January	684,346,294	683,854,491	683,988,460
Effect of RSU shares	(23,213)	46,615	472,950
Effect of shares issued	--	--	--
Effect of treasury stock	363,083	342,785	(290,523)
Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,686,164	684,243,891	684,170,887

58

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(17) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2017 are as follows:

	Thousands of Euros					
	Balance at 31/12/2016	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	**Balance at 31/12/2017**
Grifols (Thailand) Pte Ltd	3,354	433	(77)	--	(131)	3,579
Grifols Malaysia Sdn Bhd	1,172	229	--	--	(29)	1,372
Araclon Biotech, S.A.	140	(1,617)	--	--	--	(1,477)
Progenika Biopharma, S.A.	1,211	(60)	(298)	--	27	880
Abyntek Biopharma, S.L.	(73)	45	28	--	--	--
VCN Bioscience, S.L	693	(272)	--	--	--	421
Kiro Grifols , S.L.	--	(144)	--	255	--	111
	6,497	(1,386)	(347)	255	(133)	4,886

Details of non-controlling interests and movement at 31 December 2018 are as follows:

	Thousands of Euros					
	Balance at 31/12/2017	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	**Balance at 31/12/2018**
Grifols (Thailand) Pte Ltd	3,579	193	(43)	--	206	3,935
Grifols Malaysia Sdn Bhd	1,372	326	--	--	37	1,735
Araclon Biotech, S.A.	(1,477)	(2,011)	--	--	--	(3,488)
Progenika Biopharma, S.A.	880	--	(871)	--	--	9
VCN Bioscience, S.L	421	(281)	--	--	--	140
Kiro Grifols , S.L.	111	(463)	--	--	--	(352)
Haema AG	--	--	--	220,190	--	220,190
Biotest Pharma Corp	--	--	--	249,691	(810)	248,881
	4,886	(2,236)	(914)	469,881	(567)	471,050

(18) Grants

Details are as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Capital grants	11,149	11,010
Interest rate grants (preference loans) (See note 20 (e))	696	812
	11,845	11,822

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 1,166 thousand have been recognized in the consolidated statement of profit and loss for the year ended at 31 December 2018 (Euros 323 thousand for the year ended at 31 December 2017).

59

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(19) Provisions

Details of provisions at 31 December 2018 and 2017 are as follows:

	Thousands of Euros	
Non-current provisions (a)	**31/12/2018**	**31/12/2017**
Provisions for pensions and similar obligations	5,296	4,742
Other provisions	818	1,021
Non-current provisions	6,114	5,763

	Thousands of Euros	
Current provisions (b)	**31/12/2018**	**31/12/2017**
Trade provisions	80,055	106,995
Current provisions	80,055	106,995

(a) Non-current provisions

At 31 December 2018, 2017 and 2016 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2016 was as follows:

	Thousands of Euros					
	Balance at 31/12/2015	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2016**
Non-current provisions	4,980	(399)	(281)	814	4	5,118
	4,980	(399)	(281)	814	4	5,118

Movement in provisions during 2017 was as follows:

	Thousands of Euros						
	Balance at 31/12/2016	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2017**
Non-current provisions	5,118	23	422	(23)	290	(67)	5,763
	5,118	23	422	(23)	290	(67)	5,763

Movement in provisions during 2018 is as follows:

	Thousands of Euros					
	Balance at 31/12/2017	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2018**
Non-current provisions	5,763	635	(565)	277	4	6,114
	5,763	635	(565)	277	4	6,114

60

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Current provisions

Movement in trade provisions during 2016 was as follows:

	Thousands of Euros				
	Balance at 31/12/2015	Net charge	Cancellations	Translation differences	**Balance at 31/12/2016**
Trade provisions	123,049	(28,481)	(6,417)	1,437	89,588
	123,049	(28,481)	(6,417)	1,437	89,588

Movement in trade provisions during 2017 was as follows:

	Thousands of Euros						
	Balance at 31/12/2016	Business Combination	Net charge	Cancellations	Reclassification	Translation differences	**Balance at 31/12/2017**
Trade provisions	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995

Movement in trade provisions during 2018 is as follows:

	Thousands of Euros				
	Balance at 31/12/2017	Net charge	Cancellations	Translation differences	**Balance at 31/12/2018**
Trade provisions	106,995	(30,668)	(290)	4,018	80,055
	106,995	(30,668)	(290)	4,018	80,055

(20) Financial Liabilities

This note provides information on the contractual conditions of the Group's financial liabilities, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

61

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details at 31 December 2018 and 2017 are as follows:

	Thousands of Euros	
Financial liabilities	**31/12/2018**	**31/12/2017**
Non-current obligations (a)	1,000,000	853,667
Senior secured debt (b)	4,771,285	4,849,882
Other loans (b)	239,686	169,214
Finance lease liabilities (c)	9,537	5,415
Other non-current financial liabilities (e)	78,955	23,637
Total non-current financial liabilities	6,099,463	5,901,815
Current obligations (a)	102,978	95,538
Senior secured debt (b)	129,955	4,057
Other loans (b)	24,839	29,527
Finance lease liabilities (c)	3,348	3,945
Other current financial liabilities (e)	16,262	22,003
Total current financial liabilities	277,382	155,070

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2018, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 244,375 thousand (Euros 170,000 thousand at 31 December, 2017).

On 5 December 2017 the Group received a loan from the European Investment Bank totaling Euros 85 million, falling due in 10 years, at a fixed rate and with a grace period of 2 years. The loan will be used to support certain investments the Group's R&D which are mainly focused on searching for new applications for plasmatic proteins.

On 28 October 2015, the Group received its first loan from the same entity and with the same terms for a total amount of Euros 100 million.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total note issuance amounted to Euros 1,000 million.

On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic's transfusional diagnostics unit. Following the refinancing process, Grifols' debt structure consisted of a US Dollars 6,000 million non-current loan from institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

Retrospectively as of 1 January 2018, Grifols has calculated the impact of the entry into force of the new IFRS 9 on the refinancing process of the Senior Unsecured Notes and the Senior debt, concluding that the refinancing of the notes caused a derecognition of the liability as they did not pass the new quantitative test, whereas the senior debt did not result in a derecognition of the liability.

According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Due to the retrospective effect of IFRS 9, any gains or losses from the modification of financial liabilities that arise from

62

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

applying the new standard in years prior to 1 January 2018 have been recognized in reserves, generating a positive net impact of Euros 24,636 thousand (see note 2 (c)).

(a) Senior Unsecured Notes

On 18 April 2017, Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the "Notes") that will mature in 2025 and will bear annual interest at a rate of 3.20%. These notes replaced 97.1 % of the Senior Unsecured Notes issued in 2014 by Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols S.A., amounting to US Dollars 1,000 million, with a maturity in 2022 and with interest rate of 5.25% that was owned by a financial institution. The remaining 2.9% of the existing notes was redeemed before the exchange by an amount of Euros 26,618 thousand. The corresponding deferred costs of the notes have been recognized in profit and loss in 2017. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

Due to the implementation of IFRS 9, the refinancing of unsecured corporate notes has resulted in the decrease of liabilities by not passing the new quantitative test (see note 2).

Details of movement in the Senior Unsecured Notes at 31 December 2017 are as follows:

	Thousands of Euros				
	Opening outstanding balance 01/01/17	Refinancing	Repayments	Translation differences	Closing outstanding balance 31/12/17
Senior Unsecured Notes (nominal amount)	948,677	108,597	(26,618)	(30,656)	1,000,000
Total	948,677	108,597	(26,618)	(30,656)	1,000,000

At 31 December 2018 and 2017 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	31/12/2017						
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/17	04/05/18	3,000	3.00%	92,109	(906)	(909)

	31/12/2018						
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/18	04/05/19	3,000	4.00%	99,990	(1,041)	(1,304)

63

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2018 and 2017 are as follows:

					Thousands of Euros			
					31/12/2018		31/12/2017	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	2,052,403	1,949,782	1,959,476	1,959,476
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	607,000	576,650	607,000	607,000
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	2,620,087	2,548,035	2,501,459	2,457,684
Total senior debt					5,279,490	5,074,467	5,067,935	5,024,160
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	63,750	100,000	74,375
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	85,000	85,000	85,000
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	85,000	--	--
Total EIB Loan					270,000	233,750	185,000	159,375
Revolving Credit	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	262,009	--	250,146	--
Total Revolving Credit					262,009	--	250,146	--
Other non-current loans	Euros	Euribor- Euribor+2.30%	25/03/2010	30/09/2024	26,680	5,936	33,180	9,839
Loan transaction costs					--	(303,182)	--	(174,278)
Non-current loans and borrowings					**5,838,179**	**5,010,971**	**5,536,261**	**5,019,096**

64

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousands of Euros 31/12/2018 31/12/2017 Credit Currency Interest rate Date awarded Maturity date Amount extended Carrying amount Amount extended Carrying amount Senior debt - Tranche A Senior debt - Tranche A Senior debt - Tranche B Total senior debt US Dollars Euros US Dollars Libor + 1.75% Euribor + 1.75% Libor + 2.25% 31/01/2017 31/01/2017 31/01/2017 31/01/2023 31/01/2023 31/01/2025 (*) (*) (*) 102,621 30,350 26,201 (*) (*) (*) ---- 25,015 --159,172 --25,015 Euros 2.40% EIB Loan Total EIB Loan 20/11/2015 20/11/2025 (*) 10,625 (*) 10,625 --10,625 --10,625 Other current loans 0,10% - 4,62% 144,571 14,214 131,700 18,902 Loan transaction costs --(29,217) --(20,958) Curre nt loans and borrowings (*) See amount granted under non-current debt 144,571 154,794 131,700 33,584 65

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 2,546 thousand at 31 December 2018 (Euros 1,713 thousand at 31 December 2017).

On 6 February 2017 the Group refinanced its Senior Secured Debt with the existing lenders and obtained the additional debt for the acquisition of Hologic by an amount of US Dollars 1,816 million. The new senior debt consisted of a Term Loan A ("TLA"), which amounted US Dollars 2,350 million and Euros 607 million with a 1.75% margin over Libor and Euribor respectively and maturity in 2023 and quasi-bullet amortization structure, and a Term Loan B ("TLB") which amounted US Dollars 3,000 million with a 2.25% margin over Libor and maturity in 2025. The borrowers of the total debt are Grifols Worldwide Operations Limited and Grifols, S.A. for the Term Loan A and Grifols Worldwide Operations USA, Inc. for the Term Loan B.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.8 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. The difference between the amortized cost of the debt applying the new IFRS 9 is Euros 332,399 thousand less than its nominal amount.

The terms and conditions of the senior secured debt are as follows:

- **Tranche A**: six year loan divided into two tranches: US Tranche A and Tranche A in Euros.
  - **US Tranche A** :
    - Original principal amount of US Dollars 2,350 million.
    - Applicable margin of 175 basis points (bp) linked to US Libor.
    - Quasi-bullet amortization structure.
    - Maturity in 2023.
  - **Tranche A in Euros :**
    - Original principal amount of Euros 607 million.
    - Applicable margin of 175 basis ponts (bp) linked to Euribor.
    - Quasi-bullet amortization structure.
    - Maturity in 2023.

Details of Tranche A by maturity at 31 December 2018 are as follows:

	US Tranche A		Tranche A in Euros
	Principal in thousands of US Dollars	Principal in thousands of Euros	Principal in thousands of Euros
Maturity			
2019	117,500	102,621	30,350
2020	235,000	205,240	60,700
2021	235,000	205,240	60,700
2022	1,321,875	1,154,476	341,437
2023	440,625	384,826	113,813
Total	2,350,000	2,052,403	607,000

- **Tranche B**: Senior Debt Loan repayable in eight years.
  - **US Tranche B :**
    - Original principal amount of US Dollars 3,000 million.
    - Applicable margin of 225 basis points (bp) linked to US Libor.

66

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Quasi-bullet amortization structure.
- Maturity in 2025.

Details of Tranche B by maturity at 31 December 2018 are as follows:

	US Tranche B		
Maturity	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros
2019	US Dollars	30,000	26,201
2020	US Dollars	30,000	26,201
2021	US Dollars	30,000	26,201
2022	US Dollars	30,000	26,201
2023	US Dollars	30,000	26,201
2024	US Dollars	30,000	26,201
2025	US Dollars	2,767,500	2,417,030
Total	US Dollars	2,947,500	2,574,236

- **US Dollars 300 million committed credit revolving facility:** Amount maturing on 2023 and applicable margin of 175 basis points (bp) pegged to US Libor. At 31 December 2018 and 2017 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2018 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior unsecured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc and Grifols USA, Llc.

(c) Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

67

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros					
	31/12/2018			31/12/2017		
	Minimum payments	Interest	Present Value	Minimum payments	Interest	Present Value
Maturity at:						
Less than one year	3,576	228	3,348	4,305	360	3,945
Two years	3,339	123	3,216	2,636	179	2,457
Three years	2,606	82	2,524	1,461	88	1,373
Four years	1,971	53	1,918	814	60	754
Five years	1,578	32	1,546	369	42	327
More than five years	351	18	333	550	46	504
Total	13,421	536	12,885	10,135	775	9,360

(d) Credit rating

In December 2018 and December 2017 Moody's Investors Service has confirmed the 'Ba3' corporate family rating, 'Ba2' rating to the senior secured bank debt and 'B2' rating to the unsecured notes that were used to refinance the existing debt structure. The outlook is confirmed as stable.

In December 2018 and December 2017 Standard & Poor's has confirmed its 'BB' rating on Grifols and has assigned 'BB+' and 'B+' issue ratings to Grifols' senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e) Other financial liabilities

At 31 December 2018 "other financial liabilities" include interest-free loans extended by governmental institutions amounting to Euros 16,559 thousand (Euros 20,306 thousand at 31 December 2017). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 696 thousand (Euros 812 thousand at 31 December 2017) (see note 18).

At 31 December 2017, "other current financial liabilities" included an amount of Euros 5,000 thousand related to the remaining call option extended by the Group and the shareholders of Progenika with maturity in 2018. This option was executed in June 2018.

At 31 December 2018 and 2017 "other current financial liabilities" also include approximately Euros 6,704 thousand and Euros 3,056 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2018	31/12/2017
Maturity at:		
Up to one year	16,262	22,003
Two years	21,460	10,818
Three years	49,602	3,787
Four years	2,916	2,794
Five years	1,799	2,247
Over five years	3,178	3,991
	95,217	45,640

68

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(f) Changes in liabilities derived from financing activities

	Thousand of Euros				
	Obligations	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Book value at January 1, 2017	926,941	3,948,154	9,945	57,096	4,942,136
New financing	1,092,109	5,666,300	--	8,661	6,767,070
Refunds	(1,003,104)	(3,936,799)	(780)	(21,838)	(4,962,521)
Bear of interests	61,944	198,588	505	1,020	262,057
Other movements	(57,484)	(84,917)	--	--	(142,401)
Collection / Payment of interests	(44,432)	(162,647)	--	--	(207,079)
Business combination	--	--	--	2,163	2,163
Foreign exchange differences	(26,769)	(575,999)	(310)	(1,462)	(604,540)
Balance at December 31, 2017	949,205	5,052,680	9,360	45,640	6,056,885
New financing	99,990	85,000	--	6,789	191,779
Refunds	(92,244)	(45,225)	(1,001)	(20,041)	(158,511)
Bear of interests	31,694	253,673	409	865	286,641
Other movements (note 2)	146,333	(141,998)	--	--	4,335
Collection / Payment of interests	(32,000)	(193,146)	--	--	(225,146)
Business combination	--	--	4,007	57,816	61,823
Foreign exchange differences	--	154,781	110	4,148	159,039
Balance at December 31, 2018	1,102,978	5,165,765	12,885	95,217	6,376,845

69

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(21) Trade and Other Payables

Details are as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Suppliers	561,883	423,096
VAT payable	8,954	8,827
Taxation authorities, withholdings payable	26,299	24,084
Social security payable	12,787	11,741
Other public entities	111,776	97,068
Other payables	159,816	141,720
Current income tax liabilities	1,917	6,709
	723,616	571,525

Suppliers

Details of balances with related parties are shown in note 31.

The Group's exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

In accordance with the second final provision of Law 31/2014 that amends Law 15/2010 of 5 July 2010, for fiscal years 2018 and 2017 information concerning the average payment period to suppliers is included.

	Days	
	31/12/2018	**31/12/2017**
Average payment period to suppliers	72.6	72.9
Paid invoices ratio	74.2	74.0
Outstanding invoices ratio	63.4	62.2

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Total invoices paid	454,995	460,699
Total outstanding invoices	82,740	49,339

(22) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Salaries payable	153,160	129,519
Other payables	504	649
Deferred income	8,912	4,284
Advances received	6,613	9,945
Other current liabilities	169,189	144,397

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(23) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2018, 2017 and 2016 by segment is as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
Bioscience	3,516,704	3,429,785	3,195,424
Diagnostic	702,265	732,369	691,701
Hospital	119,454	105,649	102,251
Bio supplies	167,004	66,791	57,239
Others	22,451	18,263	34,601
Intersegments	(41,154)	(34,784)	(31,386)
	4,486,724	4,318,073	4,049,830

As a result of the creation of Bio Supplies segment and the Intersegments in 2017 , the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for 2016 have been restated accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
USA and Canada	2,974,429	2,896,505	2,707,579
Spain	264,913	242,894	225,273
European Union	535,361	444,089	426,223
Rest of the world	712,021	734,585	690,755
Consolidated	4,486,724	4,318,073	4,049,830

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
Gross sales	5,588,257	5,322,618	4,882,615
Chargebacks	(923,023)	(826,775)	(652,564)
Cash discounts	(62,518)	(57,512)	(51,953)
Volume rebates	(46,922)	(43,274)	(51,242)
Medicare and Medicaid	(40,343)	(41,722)	(47,820)
Other discounts	(28,727)	(35,262)	(29,206)
Net sales	4,486,724	4,318,073	4,049,830

71

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions in gross income during 2016 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595	
Current estimate related to sales made in current and prior year	652,564	51,953	51,242	47,820	29,206	832,785	(1)
(Actual returns or credits in current period related to sales made in current period)	(693,458)	(51,733)	(27,409)	(24,988)	(27,243)	(824,831)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(248)	(27,732)	(14,401)	(2,986)	(45,367)	(3)
Translation differences	1,965	758	726	858	98	4,405	
Balance at 31 December 2016	**87,249**	**6,632**	**26,507**	**21,757**	**4,442**	**146,587**	

Movement in discounts and other reductions to gross income during 2017 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587	
Current estimate related to sales made in current and prior year	826,775	57,512	43,274	41,722	35,262	1,004,545	(1)
(Actual returns or credits in current period related to sales made in current period)	(795,449)	(52,270)	(28,976)	(28,198)	(26,072)	(930,965)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	31	(6,024)	(20,210)	(16,659)	(2,864)	(45,726)	(3)
Translation differences	(12,716)	(736)	(2,604)	(2,418)	(625)	(19,099)	
Balance at 31 December 2017	**105,890**	**5,114**	**17,991**	**16,204**	**10,143**	**155,342**	

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2018 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342	
Current estimate related to sales made in current and prior year	923,023	62,518	46,922	40,343	28,727	1,101,533	(1)
(Actual returns or credits in current period related to sales made in current period)	(957,695)	(56,568)	(24,648)	(21,324)	(26,493)	(1,086,728)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(4,909)	(16,384)	(13,232)	(3,781)	(38,306)	(3)
Translation differences	3,957	286	916	950	241	6,350	
Balance at 31 December 2018	**75,175**	**6,441**	**24,797**	**22,941**	**8,837**	**138,191**	

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(24) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Cost of sales	810,512	731,192	635,577
Research and development	93,817	90,495	77,988
Selling, general & administration expenses	345,224	323,880	314,348
	1,249,553	1,145,567	1,027,913

Details by nature are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Wages and salaries	1,000,682	917,810	822,384
Contributions to pension plans (see note 29)	21,363	20,347	18,486
Other social charges	29,055	27,679	25,074
Social Security	198,453	179,731	161,969
	1,249,553	1,145,567	1,027,913

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The average headcount during 2018 and 2017, by department, was approximately as follows:

	Average headcount	
	31/12/2018	**31/12/2017**
Manufacturing	14,576	12,194
R&D - technical area	945	905
Administration and others	1,316	1,070
General management	212	201
Marketing	184	180
Sales and Distribution	1,223	1,211
	18,456	15,761

The headcount of the Group employees and the Company's directors at 31 December 2017, by gender, was as follows:

	31/12/2017		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	5,933	8,644	14,577
Research&development - technical area	373	590	963
Administration and others	631	481	1,112
General management	119	111	230
Marketing	78	109	187
Sales and Distribution	647	580	1,227
	7,790	10,519	18,309

The headcount of the Group employees and the Company's directors at 31 December 2018, by gender, is as follows:

	31/12/2018		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	6,591	10,556	17,147
Research&development - technical area	368	616	984
Administration and others	842	554	1,396
General management	129	125	254
Marketing	76	108	184
Sales and Distribution	658	607	1,265
	8,673	12,570	21,243

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(25) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets and property, plant and equipment, incurred during 2018, 2017 and 2016 classified by functions are as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
Cost of sales	146,530	135,186	126,998
Research and development	19,836	14,721	13,050
Selling, general & administration expenses	62,243	65,583	61,821
	228,609	215,490	201,869

(b) Other operating income and expenses

Other operating income and expenses incurred during 2018, 2017 and 2016 by function are as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
Cost of sales	432,803	416,020	454,097
Research and development	152,670	129,579	113,078
Selling, general & administration expenses	410,753	460,959	393,523
	996,226	1,006,558	960,698

Details by nature are as follows:

	Thousands of Euros		
	31/12/2018	31/12/2017	31/12/2016
Changes in trade provisions	(23,125)	3,648	(22,069)
Professional services	211,305	211,579	190,003
Commissions	21,941	18,473	20,147
Supplies and auxiliary materials	149,831	131,932	119,014
Operating leases (note 28)	84,299	80,136	74,945
Freight	112,340	105,292	96,680
Repair and maintenance expenses	107,806	103,518	89,797
Advertising	44,659	49,893	51,233
Insurance	22,632	21,529	20,008
Royalties	10,726	11,241	9,217
Travel expenses	51,428	58,171	53,239
External services	53,391	82,699	43,231
R&D Expenses	100,889	89,977	78,379
Other	48,104	38,470	136,874
Other operating income&expenses	996,226	1,006,558	960,698

75

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(26) Finance Result

Details are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Finance income	13,995	9,678	9,934
Finance cost from Senior Unsecured Notes	(35,471)	(65,189)	(73,491)
Finance cost from senior debt	(247,646)	(193,183)	(168,332)
Finance cost from sale of receivables (note 13)	(6,053)	(3,973)	(4,885)
Capitalized interest	8,955	8,839	13,019
Other finance costs	(13,058)	(9,838)	(11,140)
Finance costs	(293,273)	(263,344)	(244,829)
Change in fair value of financial derivatives (note 30)	--	(3,752)	(7,610)
Impairment and gains / (losses) on disposal of financial instruments	30,280	(18,844)	--
Exchange differences	(8,246)	(11,472)	8,916
Finance result	(257,244)	(287,734)	(233,589)

On 29 January 2018 (prior to the date on which the 2017 consolidated annual accounts were authorized to issue) Aradigm communicated that it had not obtained the approval of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration for Linahiq™. As a result, the financial assets related to the convertible note of Aradigm have been totally impaired totaling Euros 14,477 thousand at 31 December 2017. This amount was recognized in "Impairment and gains/(losses) on disposal of financial instruments" in the consolidated statement of profit and loss.

During 2018 the Group has capitalized interest at a rate of between 4.61% and 5.18% based on the financing received (between 4.26% and 4.87% during 2017) (see note 4 (f)).

(27) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister, S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gri-Cel, S.A., Gripdan Invest, S.L. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22.4% of taxable income, which may be reduced by certain deductions.

76

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Profit before income tax from continuing operations	725,842	695,722	712,752
Tax at 25%	181,461	173,931	178,188
Permanent differences	(2,000)	17,163	8,019
Effect of different tax rates	(29,543)	40,981	14,509
Tax credits (deductions)	(18,226)	(16,092)	(20,163)
Impact related to the US tax legistation modifications	--	(171,169)	--
Prior year income tax expense	381	(8,614)	928
Other income tax expenses/(income)	(637)	(1,792)	(13,272)
Total income tax expense	131,436	34,408	168,209
Deferred tax	(21,189)	(149,444)	(40,161)
Current tax	152,625	183,851	208,370
Total income tax expense	131,436	34,407	168,209

The effect of the different tax rates is basically due to a change of country mix in profits

On 22 December 2017, a tax reform was approved in the United States that took effect on 1 January 2018.

The Group carried out an exercise to identify changes in the tax reform affecting its subsidiaries in the USA and an assessment of the impact that these changes will have on the manner in which the deferred taxes will revert as of 31 December 2017. In the analysis performed, the main impact comes from the change in tax rates to be applied to deferred taxes as of 31 December 2017, which have fallen from a rate of 35% to 21% for fiscal years beginning on or after 1 January 2018. The impact recorded in the "income tax expense" caption amounted to Euros 171 million in 2017.

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Miles de Euros		
		Efecto impositivo	
	31/12/2018	**31/12/2017**	**31/12/2016**
Activos			
Provisiones	7,936	4,564	3,696
Existencias	41,029	35,619	39,297
Derechos por deducciones	57,357	49,467	37,685
Créditos por pérdidas a compensar	32,769	6,179	10,717
Otros	8,611	7,513	3,393
Subtotal Activos	147,702	103,342	94,788
Fondo de comercio	(24,691)	(22,346)	(19,136)
Activos fijos y amortización	(3,922)	(7,780)	(7,062)
Activos intangibles	(6,550)	(7,059)	(1,371)
Subtotal Pasivos neteados	(35,163)	(37,185)	(27,569)
Activos diferidos netos	112,539	66,157	67,219
Pasivos			
Fondo de comercio	(150,644)	(105,963)	(131,039)
Activos intangibles	(220,752)	(201,921)	(392,388)
Activos fijos	(99,819)	(95,029)	(158,060)
Costes amortización deuda	(42,319)	(70,503)	(64,762)
Existencias	--	--	(1,175)
Subtotal Pasivos	(513,534)	(473,416)	(747,424)
Créditos por pérdidas a compensar	20,833	15,384	40,358
Existencias	5,644	5,063	--
Provisiones	53,290	47,404	61,252
Otros	29,369	16,653	45,168
Subtotal Activos neteados	109,135	84,504	146,778
Pasivos diferidos netos	(404,398)	(388,912)	(600,646)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2018**	**31/12/2017**	**31/12/2016**
Balance at 1 January	(322,755)	(533,427)	(564,771)
Movements during the year	21,189	149,444	40,161
Movements in equity during the year	--	--	--
Business combination (note 3)	21,328	16,736	--
Translation differences	(11,621)	44,492	(8,817)
Balance at 31 December	(291,859)	(322,755)	(533,427)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2018, 2017 and 2016 were recognized in the statement of profit and loss.

78

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 27,097 thousand at 31 December 2018 (Euros 51,930 thousand at 31 December 2017).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 55,282 thousand (Euros 51,169 thousand at 31 December 2017).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c) Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

- Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income Tax in North Carolina and New York states (fiscal years 2012 to 2015). During 2017, this inspection was closed and the Group without any significant adjustment.

- Grifols Shared Services North America, Inc. and subsidiaries: In 2018 has been notified of an inspection related to the State Income Tax of the fiscal year 2016.

Group management does not expect any significant liability to derive from these inspections.

(28) Operating Leases

(a) Operating leases (as lessee)

At 31 December 2018, 2017 and 2016 the Group leases buildings and warehouses from third parties under operating leases.

Operating lease instalments of Euros 84,299 thousand were recognized as an expense in 2018 (Euros 80,136 thousand in 2017 and Euros 74,945 thousand in 2016) and fully comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2018, 2017 and 2016 are as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Maturity at:			
Up to 1 year	63,959	46,541	56,869
Between 1 and 5 years	200,156	156,897	181,076
More than 5 years	136,464	58,905	112,986
Total future minimum payments	400,579	262,343	350,931

79

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (b) Operating leases (as lessor) At 31 December 2018, 2017 and 2016 the Group has no lease contracts as lessor. (29) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties The Group has no significant guarantees extended to third parties, except for those described in note 20. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2018 has amounted to Euros 777 thousand (Euros 725 thousand for 2017). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 69 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary. The Group has contracts with six executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs. Grifols Class B Shares and Grifols ADS are valued at grant date. These RSU’s will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU’s. At 31 December 2018, the Group has settled the RSU plan of 2015 for an amount of Euros 7,914 thousand. This commitment is treated as equity instrument and the amount totals Euros 12,652 thousand at 31 December 2018 (Euros 13,871 thousand at 31 December 2017). Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 20.7 million for 2018 (US Dollars 18.9 million in 2017). 80

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Other plans The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented. (d) Purchase commitments Details of the Group’s commitments at 31 December 2018 are as follows: Thousands of Euros 2019 2020 2021 2022 2023 More than 5 years 179,766 166,163 149,318 4,143 1,067 893 (e) Judicial procedures and arbitration Details of legal proceedings in which the Company or Group companies are involved are as follows: bioMérieux, S.A., et ano. v. Hologic, Inc. et al., Case No. 1:17-cv-102 (M.D.N.C); Case No. 18-21-LPS-CJB (D. Del.): On 3 February 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc. (“Hologic”), Grifols, S.A. (“GSA”), and GDS in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by virtue of defendants’ activities with respect to the Procleix HIV-1/HCV Assay®, Procleix Ultrio Assay®, and Procleix Ultrio Plus® products. Hologic and GDS filed a motion to dismiss for failure to state a claim on 3 April 2017. As a result of a claim of improper venue, the case was transferred to the U.S. District Court for the District of Delaware in early 2018. Hologic and GDS pursued defenses of failure to state a claim, non-infringement, invalidity, and that the infringement claims are contractually barred under a Non-Assertion Agreement. On 31 May 2018, Hologic, GDS and GSA filed a motion to sever and stay their contractual defense under the Non-Assertion Agreement pending resolution of the liability issues. Hologic and GDS filed a Motion to Dismiss for failure to state a claim and GSA filed a Motion to Dismiss for lack of personal jurisdiction. The Court denied Hologic’s and GDS’ Motions to Dismiss on 25 September 2018, and denied GSA’s Motion to Dismiss on 26 September 2018. On September 28, 2018, bioMérieux filed an amended complaint. Requests for Institution of Inter Parties Review were filed by Hologic with the Patent and Trademark Appeals Board on 12 February 2018, and were also denied. Requests for rehearing of the Patent and Trademark Appeals Decisions were filed on 10 September 2018 and 24 September 2018. Discovery has been initiated and is scheduled to be completed by 15 February 2019. Based on the amounts as of today's date, the Group does not believe that the aforementioned litigation could result in a material impact on these financial statements. Enzo Life Sciences, Inc. v. Hologic, Inc. et al., Case No. 1:16-cv-00894-LPS (D. Del.): On 4 October 2016, Enzo Life Sciences, Inc. (“Enzo”) filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 (the “‘581 Patent”) by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima®products. On 9 November 2017, the Court granted Enzo’s motion to amend its complaint to add GSA and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS answered the complaint, alleging non-infringement and invalidity among their defenses. GSA filed a Motion to Dismiss for lack of personal jurisdiction, which was denied on 26 September 2018. A Request for Institution of Inter Parties Review was also filed by Hologic and denied by the Patent and Trademark Appeals Board on 18 April 2018. Trial was scheduled for September 2019. Fact discovery was nearly complete and depositions of key witnesses were scheduled. However, these activities were taken off calendar at the request of Enzo after issuance of the 15 October 2018 Court Order and 81

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Opinion on Claim Construction narrowing the scope of the ‘581 Patent claims such that the products at issue would not infringe the ‘581 Patent. On 5 November 2018, the Court entered final judgement in favor of Hologic, GSA and GDS following the filing of a Joint Stipulation of Noninfringement. E nzo intends to appeal the Court’s claim construction ruling. Based on the amounts as of today's date, the Group does not believe that the aforementioned litigation could result in a material impact on these financial statements. Concerning the acquisition in 2014 of the transfusional Diagnostic unit and after an internal investigation by the Company, no abnormal commercial or contractual practices have been found. 82

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(30) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros 31/12/2017								
	Carrying amount					Fair Value			
	Loans and receivables	Financial instruments held for trading	Available for sale financial assets	Debts and payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	--	38,708	--	38,708	38,708	--	--	38,708
Financial derivatives	--	8,338	--	--	8,338	--	--	8,338	8,338
Financial assets measured at fair value	--	**8,338**	**38,708**	--	**47,046**				
Non-current financial assets	22,843	--	--	--	22,843				
Other current financial assets	10,738	--	--	--	10,738				
Trade and other receivables	304,864	--	--	--	304,864				
Cash and cash equivalents	886,521	--	--	--	886,521				
Financial assets not measured at fair value	**1,224,966**	--	--	--	**1,224,966**				
Senior Unsecured Notes	--	--	--	(858,911)	(858,911)	(1,018,130)	--	--	(1,018,130)
Promissory Notes	--	--	--	(90,294)	(90,294)				
Senior secured debt	--	--	--	(4,853,939)	(4,853,939)	--	(5,063,769)	--	(5,063,769)
Other bank loans	--	--	--	(198,741)	(198,741)				
Finance lease payables	--	--	--	(9,360)	(9,360)				
Other financial liabilities	--	--	--	(45,640)	(45,640)				
Trade and other payables	--	--	--	(423,096)	(423,096)				
Other current liabilities	--	--	--	(14,879)	(14,879)				
Financial liabilities not measured at fair value	--	--	--	**(6,494,860)**	**(6,494,860)**				
	1,224,966	**8,338**	**38,708**	**(6,494,860)**	**(5,222,848)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros 31/12/2018								
	Carrying amount					Fair Value			
	Financial assets at amortised costs	Financial assets at FVTPL	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	--	--	7	7	--	--	7
Current Financial derivatives	--	19,934	--	--	19,934	--	--	19,934	19,934
Financial assets measured at fair value	--	**19,941**	--	--	**19,941**				
Non-current financial assets	107,594	--	--	--	107,594				
Other current financial assets	34,031	--	--	--	34,031				
Trade and other receivables	361,585	--	--	--	361,585				
Cash and cash equivalents	1,033,792	--	--	--	1,033,792				
Financial assets not measured at fair value	**1,537,002**	--	--	--	**1,537,002**				
Senior Unsecured Notes	--	--	(1,005,333)	--	(1,005,333)	(985,480)	--	--	(985,480)
Promissory Notes	--	--	(97,645)	--	(97,645)				
Senior secured debt	--	--	(4,901,240)	--	(4,901,240)	--	(5,055,323)	--	(5,055,323)
Other bank loans	--	--	(264,525)	--	(264,525)				
Finance lease payables	--	--	(12,885)	--	(12,885)				
Other financial liabilities	--	--	(95,217)	--	(95,217)				
Debts with associates	--	--	(7,079)	--	(7,079)				
Other non-current debts	--	--	--	(1,301)	(1,301)				
Trade and other payables	--	--	--	(721,699)	(721,699)				
Other current liabilities	--	--	--	(169,189)	(169,189)				
Financial liabilities not measured at fair valu	--	--	**(6,383,924)**	**(892,189)**	**(7,276,113)**				
	1,537,002	**19,941**	**(6,383,924)**	**(892,189)**	**(5,719,170)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

At 31 December 2018 and 2017 the Group has recognized the following derivatives:

Financial derivatives	Currency	Notional amount at 31/12/2018	Notional amount at 31/12/2017	Thousands of Euros **Value at 31/12/18**	Thousands of Euros **Value at 31/12/17**	Maturity
Call Option (Interstate Blood Bank, Inc., Bio-Blood Components, Inc and Plasma Biological Services, LLC)	US Dollar	N/A	N/A	8,733	8,338	30/04/2019
Call Option (ADMA Centers)	US Dollar	N/A	N/A	11,201	--	01/01/2019
Total Assets				19,934	8,338	

On 11 May 2016 the Group paid an aggregate amount equal to US Dollars 10,000 thousand (Euros 8,960 thousand at the exchange rate at the date of acquisition) in respect of the call option for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. shares that are not owned by the Group. The call option can be exercised by the Group by delivering written notice of its intention at any time on or after 1 February 2019 and on or before 30 April 2019 (see note 11).

On 6 June 2017, Biotest Pharmaceuticals Corporation agreed to purchase from ADMA Biologics all of its rights, titles and interests in two donation centers located in Georgia, USA. On 1 August 2018, Grifols acquired Biotest and its net assets (including the purchase option). The execution of the purchase option was carried out on 1 January 2019.

Financial derivatives are valued based on generally accepted valuation techniques (level 3 in the fair value hierarchy), using to the greatest extent data from the market and to a lesser extent specific data of the Group.

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

Credit risk

(a) Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2018 and 2017 the maximum level of exposure to credit risk is as follows:

Carrying amount	Note	Thousands of Euros **31/12/2018**	Thousands of Euros **31/12/2017**
Non-current financial assets	11	107,601	69,889
Other current financial assets	11	53,965	10,738
Trade receivables	13	269,167	286,198
Other receivables	13	45,327	18,666
Cash and cash equivalents	14	1,033,792	886,521
		1,509,852	1,272,012

The maximum level of exposure to risk associated with receivables at 31 December 2018 and 2017, by geographical area, is as follows.

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
Carrying amount	31/12/2018	31/12/2017
Spain	46,025	63,505
EU countries	48,354	53,403
United States of America	79,829	65,068
Other European countries	14,289	5,761
Other regions	125,997	117,127
	314,494	304,864

(b) Impairment losses

A breakdown of the trade receivables net of the bad debt provision by ageing as of 31 December 2017 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	224,476	(35)	224,441
Past due 0-30 days	0.19%	41,145	(7,476)	33,669
Past due 31-60 days	0.62%	12,904	(3)	12,901
Past due 61-90 days	2.03%	715	(8)	707
Past due 91-180 days	3.01%	4,293	(35)	4,258
Past due 181-365 days	8.52%	7,468	(2,110)	5,358
More than one year	100.00%	7,260	(2,971)	4,289
Customers with objective evidence of impairment		7,643	(7,068)	575
		305,904	(19,706)	286,198

A breakdown of the trade receivables net of the bad debt provision by seniority as of December 31, 2018 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	180,448	(335)	180,113
Past due 0-30 days	0.19%	52,310	(92)	52,218
Past due 31-60 days	0.62%	11,125	(67)	11,058
Past due 61-90 days	2.03%	10,729	(208)	10,521
Past due 91-180 days	3.01%	12,158	(353)	11,805
Past due 181-365 days	8.52%	4,158	(1,222)	2,936
More than one year	100.00%	7,549	(7,033)	516
Customers with objective evidence of impairment		11,221	(11,221)	--
		289,698	(20,531)	269,167

Unimpaired receivables that are past due mainly relate to public entities.

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2018	**31/12/2017**	**31/12/2016**
Opening balance	19,706	17,987	13,210
Net charges for the year	6,443	8,003	6,411
Net cancellations for the year	(5,650)	(4,732)	(2,217)
Translation differences	32	(1,552)	583
Closing balance	20,531	19,706	17,987

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/17**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2 - 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	20	5,052,680	6,138,673	105,584	106,492	322,421	3,115,887	2,488,289
Other financial liabilities	20	45,640	45,642	19,393	2,610	10,758	10,497	2,384
Bonds and other marketable securities	20	949,205	1,331,203	107,203	16,000	32,000	128,000	1,048,000
Finance lease payables	20	9,360	10,136	2,192	2,113	2,602	2,790	439
Payable to suppliers	21	423,096	423,096	423,020	76	--	--	--
Other current liabilities	22	14,878	14,878	14,462	416	--	--	--
Total		6,494,859	7,963,628	671,854	127,707	367,781	3,257,174	3,539,112

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/18**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2 - 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	20	5,165,765	6,522,083	195,568	202,437	522,040	3,086,734	2,515,304
Other financial liabilities	20	95,217	95,218	14,167	2,095	21,324	55,863	1,769
Bonds and other marketable securities	20	1,102,978	1,305,645	113,645	16,000	32,000	128,000	1,016,000
Finance lease payables	20	12,885	13,423	1,946	1,630	3,367	5,655	825
Debts with associates	31	7,079	7,079	--	7,079	--	--	--
Payable to suppliers	21	561,883	561,884	561,559	325	--	--	--
Other current liabilities	22	16,029	16,028	15,861	167	--	--	--
Total		6,961,836	8,521,360	902,746	229,733	578,731	3,276,252	3,533,898

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GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Currency risk

The Group's exposure to currency risk is as follows:

	Thousands of Euros	
	31/12/2017	
	Euros (*)	Dollars (**)
Trade receivables	3,596	22,936
Receivables from Group companies	103,338	7,619
Loans to Group companies	34,140	91,566
Cash and cash equivalents	63,981	2,172
Trade payables	(14,213)	(3,582)
Payables to Group companies	(42,296)	(11,241)
Loans from Group companies	(22,913)	(3,953)
Bank loans	(85,000)	--
Balance sheet exposure	40,633	105,517

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros	
	31/12/2018	
	Euros (*)	Dollars (**)
Trade receivables	2,691	45,801
Receivables from Group companies	54,903	6,291
Loans to Group companies	40,387	4,343
Cash and cash equivalents	120,281	1,296
Trade payables	(13,354)	(6,113)
Payables to Group companies	(60,363)	(63,932)
Loans from Group companies	(94,771)	(4,336)
Bank loans	(74,375)	--
Balance sheet exposure	(24,601)	(16,650)

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2018 and 2017 year ends are as follows:

	Closing exchange rate	
Euros	**31/12/2018**	**31/12/2017**
US Dollars	1.1450	1.1993

A sensitivity analysis for foreign exchange fluctuations is as follows:

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Had the US Dollar strengthened by 10% against the Euro at 31 December 2018, equity would have increased by Euros 506,131 thousand (Euros 416,116 thousand at 31 December 2017) and profit due to foreign exchange differences would have increased by Euros 4,125 thousand (Euros 14,615 thousand at 31 December 2017). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2018 and 2017 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a) Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Fixed-interest financial instruments		
Financial liabilities	(1,244,375)	(1,170,000)
	(1,244,375)	(1,170,000)
Variable-interest financial instruments		
Financial liabilities	(5,233,638)	(5,049,382)
	(5,233,638)	(5,049,382)
	(6,478,013)	(6,219,382)

(b) Sensitivity analysis

If the interest rate had been 100 basis points higher during 2018, the interest expense would have increased by Euros 53,082 thousand.

If the interest rate had been 100 basis points higher during 2017, the interest expense would have increased by Euros 52,999 thousand. As the Group does not have any derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31) Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Receivables from associates (note 13)	382	3,219
Trade payables associates	(15,796)	(4,583)
Loans to associates (note 11)	50,304	26,654
Loans to other related parties (note 11)	82,969	--
Debts with associates	(7,079)	--
Debts with key management personnel	(4,425)	(6,164)
Payables to members of the board of directors	--	(463)
Payables to other related parties	(7,706)	(9,187)
	98,649	9,476

Payables are included in trade and other payables (see note 21).

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GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Group transactions with related parties

Group transactions with related parties during 2016 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	193	--	--	--
Purchases	(35,569)	--	--	--
Other service expenses	(7,591)	--	(5,325)	(905)
Operating lease expense	--	--	(5,281)	--
Remuneration	--	(10,287)	--	(3,668)
R&D agreements	(10,188)	--	--	--
Finance result	1,946	--	--	--
	(51,209)	(10,287)	(10,606)	(4,573)

Group transactions with related parties during 2017 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	3,009	--	--	--
Purchases	(68,335)	--	--	--
Other service expenses	(11,798)	--	(7,100)	(939)
Operating lease expense	--	--	(5,426)	--
Remuneration	--	(13,672)	--	(5,755)
R&D agreements	(164)	--	--	--
Finance Result	152	--	--	--
	(77,136)	(13,672)	(12,526)	(6,694)

Group transactions with related parties during 2018 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	5,846	--	--	--
Purchases	(97,941)	--	--	--
Other service expenses	(21,065)	--	(4,282)	(844)
Operating lease expense	--	--	(5,469)	--
Remuneration	--	(16,070)	--	(5,848)
R&D agreements	(50)	--	--	--
Sale of investments (note 3)	--	--	469,881	--
Finance result	3,372	--	--	--
	(109,838)	(16,070)	460,130	(6,692)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

"Other service expenses" include contributions to non-profit organizations totaling Euros 4,282 thousand in 2018 (Euros 7,100 thousand in 2017 and Euros 5,325 thousand in 2016).
During 2011 one of the Company's directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract has been renewed, the amount of the fees corresponds to US Dollars 1 million per year. The contract has an expiration date of 31 March 2019.

On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025.

Directors representing shareholders´ interests have received remuneration of Euros 1,640 thousand in 2018 (Euros 1,881 thousand in 2017).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b) Conflicts of interest concerning the directors

The Company's directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32) Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2017 are as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	7,990	(1,976)	6,014
Waste management	5,060	(1,573)	3,487
Reduction of electricity consumption	13,606	(3,169)	10,437
Reduction of water consumption	12,948	(2,936)	10,012
Energy	6,051	(317)	5,734
Other	1,164	(135)	1,029
	46,819	(10,106)	36,713

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2018 are as follows:

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GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	13,467	(2,599)	10,868
Waste management	6,399	(1,920)	4,479
Reduction of electricity consumption	13,210	(4,002)	9,208
Reduction of water consumption	18,815	(3,404)	15,411
Energy	13,819	(564)	13,255
Other	2,320	(262)	2,058
	68,030	(12,751)	55,279

Expenses incurred by the Group for protection and improvement of the environment during 2018 totalled approximately Euros 15,474 thousand (Euros 13,554 thousand during 2017 and Euros 12,718 thousand during 2016).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has not received environmental grants during 2018, 2017 and 2016.

(33) Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees for professional services during 2018 and 2017:

	Thousands of Euros	
	31/12/2018	**31/12/2017**
Audit services	1,534	1,844
Audit-related services	601	712
	2,135	2,556

Amounts included in table above, includes the total amount of fees related to services incurred during 2018 and 2017 without considering the invoice date.

Audit-related services in 2018 include limited reviews of the semi-annual financial statements, the audit of the consolidated financial statements under PCAOB, the audit of GDS and reports of agreed-upon procedures.

Audit-related services in 2018 include limited reviews of the semi-annual financial statements, the audit of the consolidated financial statements under PCAOB, comfort letters in relation to debt issues and reports of agreed-upon procedures.

92

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Other entities affiliated to KPMG International professional services during 2018 and 2017: have invoiced the Group for the following fees for Thousands of Euros 31/12/2018 31/12/2017 Audit services Audit-related Tax advisory fees Other services 2,559 679 232 228 2,783 270 51 7 3,698 3,111 Other audit firms have invoiced the Group for the following fees for professional services during 2018 and 2017: Thousands of Euros 31/12/2018 31/12/2017 Audit services 83 52 83 52 93

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2018 % shares 31/12/2017 % shares 31/12/2016 % shares Acquisition / Incorporation date Registered Offices Name Activity Statutory Activity Direct Indirect DirectIndirect DirectIndirect Fully Consolidated Companies Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Diagnostic Grifols, S.A. 1987 Industrial Development and manufacture of diagnostic equipment, instruments and reagents. ---100.000% ---100.000% ---100.000% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Instituto Grifols, S.A. 1987 Industrial Plasma fractioning and the manufacture of haemoderivative pharmaceutical products. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018 Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials. 1987 Services ---------100.000% ---100.000% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Production of glass-and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. Laboratorios Grifols, S.A. 1989 Industrial 99.999% 0.001% 99.999% 0.001% 99.999% 0.001% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H). Biomat, S.A. 1991 Industrial 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. Grifols Engineering, S.A. 2000 Industrial 99.950% 0.050% 99.950% 0.050% 99.950% 0.050% 2410 Lillyvale Avenue Los Angeles (California) United States Biomat USA, Inc. 2002 Industrial ---100.000% ---100.000% ---100.000% Procuring human plasma. 5555 Valley Boulevard Los Angeles (California) United States Grifols Biologicals LLC. 2003 Industrial Plasma fractioning and the production of haemoderivatives. ---100.000% ---100.000% ---100.000% Unit 5/80 Fairbank Clayton South Victoria 3149 Australia Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. Grifols Australia Pty Ltd. 2009 Industrial 100.000% ---100.000% ---100.000% ---Bonnstrasse,9 3186 Dügingen Switzerland Medion Grifols Diagnostic AG 2009 Industrial Development and manufacturing activities in the area of biotechnology and diagnostics. ---100.000% ---100.000% ---100.000% 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States Grifols Therapeutics LLC. 2011 Industrial Plasma fractioning and the production of haemoderivatives. ---100.000% ---100.000% ---100.000% 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States Talecris Plasma Resources, Inc. 2011 Industrial Procuring human plasma. ---100.000% ---100.000% ---100.000% Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland Grifols Worldwide Operations Limited Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies. 2012 Industrial 100.000% ---100.000% ---100.000% ---Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Progenika Biopharma, S.A. 2013 Industrial Development, production and commercialisation of biotechnological solutions. 99.998% ------90.230% ---89.250% Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico Progenika Latina, S.A. de CV 2013 Industrial Development, production and commercialisation of biotechnological solutions. ---------------89.250% This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Acquisition / Incorporation date 31/12/2018 31/12/2017 31/12/2016 Registered Offices % shares % shares % shares Name Activity Statutory Activity Direct Indirect DirectIndirect DirectIndirect Fully Consolidated Companies Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States Progenika Inc. (Merged with Grifols Diagnostic Solutions Inc. in 2017) Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general. 2013 Industrial ---------------89.250% Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences. Abyntek Biopharma, S.L. 2013 Industrial ---------------80.370% Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country. Asociación I+D Progenika 2013 Industrial ---99.998% ---90.230% ---89.250% 4560 Horton Street 94608 Emeryville, California United States Grifols Diagnostics Solutions Inc G-C Diagnostics Corp.) (formerly 2013 Industrial 100.000% ---100.000% ---100.000% ---Manufacture and sale of blood testing products 13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos Grifols Worldwide Operations USA Inc. 2014 Industrial The manufacture, warehousing, and logistical support for biological products. ---100.000% ---100.000% ---100.000% 501 Orchard Road nº20-01 238880 Wheelock Place, Singapore Grifols Asia Pacific Pte, Ltd 2003 Commercial Distribution and sale of medical and pharmaceutical products. 100.000% ---100.000% ---100.000% ---Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres. Grifols Movaco, S.A. 1987 Commercial 99.999% 0.001% 99.999% 0.001% 99.999% 0.001% Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products. Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. 1988 Commercial 0.010% 99.990% 0.010% 99.990% 0.010% 99.990% Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products. Grifols Chile, S.A. 1990 Commercial 99.000% ---99.000% ---99.000% ---2410 Lillyvale Avenue Los Angeles (California) Estados Unidos Grifols USA, LLC. 1990 Commercial Distribution and marketing of company products. ---100.000% ---100.000% ---100.000% Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities. Grifols Argentina, S.A. 1991 Commercial 95.010% 4.990% 95.010% 4.990% 95.010% 4.990% Calle Zitna,2 Prague Czech Republic Grifols s.r.o. 1992 Commercial 100.000% ---100.000% ---100.000% ---Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma. 191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand Grifols (Thailand) Ltd 2003 Commercial Import, export and distribution of pharmaceutical products. ---48.000% ---48.000% ---48.000% Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia Grifols Malaysia Sdn Bhd 2003 Commercial Distribution and sale of pharmaceutical products. ---30.000% ---30.000% ---30.000% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries. Grifols International, S.A. 1997 Commercial 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Via Carducci, 62d 56010 Ghezzano Pisa, Italy Grifols Italia S.p.A 1997 Commercial 100.000% ---100.000% ---100.000% ---Purchase, sale and distribution of chemical-pharmaceutical products. Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom Grifols UK Ltd. 1997 Commercial Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 100.000% ---100.000% ---100.000% ---This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2018 % shares 31/12/2017 % shares 31/12/2016 % shares Acquisition / Incorporation date Registered Offices Name Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments. Grifols Brasil, Lda. 1998 Commercial 100.000% ---100.000% ---100.000% ---Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France Grifols France, S.A.R.L. 1999 Commercial Commercialisation of chemical and healthcare products. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Grzybowska 87 street00-844 Warsaw, Poland Grifols Polska Sp.z.o.o. 2003 Commercial Distribution and sale of pharmaceutical, cosmetic and other products. 100.000% ---100.000% ---100.000% ---Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico Logística Grifols, S.A. de C.V. 2008 Commercial Manufacture and commercialisation of pharmaceutical products for human and veterinary use. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes. Grifols México, S.A. de C.V. 1993 Commercial 99.980% 0.020% 99.980% 0.020% 99.980% 0.020% Lochamer Schlag, 12D 82166 Gräfelfing Germany Medion Diagnostics GmbH 2009 Commercial Distribution and sale of biotechnological and diagnostic products. ---100.000% ---100.000% ---100.000% Sveavägen 166 11346 Stockholm Sweden Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. Grifols Nordic, AB 2010 Commercial 100.000% ---100.000% ---100.000% ---Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software. Grifols Colombia, Ltda 2010 Commercial 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments. Lyoner Strasse 15, D-60528 Frankfurt am Main Germany Grifols Deutschland GmbH 2011 Commercial 100.000% ---100.000% ---100.000% ---5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada Grifols Canada, Ltd. 2011 Commercial Distribution and sale of biotechnological products. ---100.000% ---100.000% ---100.000% Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.) Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services. 2013 Commercial 100.000% ---100.000% ---100.000% ---Steinengraben, 5 40003 Basel Switzerland Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. Grifols Switzerland AG 2013 Commercial 100.000% ---100.000% ---100.000% ---Units 1505-7 Bershire House, 25 Westlands Road Hong Kong Grifols (H.K.), Limited 2014 Commercial Distribution and sale of diagnostic products. ---100.000% ---100.000% ---100.000% Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. Grifols Japan K.K. 2014 Commercial 100.000% ---100.000% ---100.000% ---Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India Grifols India Healthcare Private Ltd 2014 Commercial Distribution and sale of pharmaceutical products. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2018 % shares 31/12/2017 % shares 31/12/2016 % shares Acquisition / Incorporation date Registered Offices Name Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies 8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan 2016 Commercial Distribution and sale of diagnostic products. 100.000% ---100.000% ---100.000% ---Grifols Diagnostics Equipment Taiwan Limited Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain Grifols Viajes, S.A. 1995 Services Travel agency exclusively serving Group companies. 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.) 2003 Services Reinsurance of Group companies’ insurance policies. ---100.000% ---100.000% ---100.000% 2410 Lillivale Avenue 90032 Los Angeles, California United States Grifols Shared Services North America, Inc. (formerly Grifols Inc.) Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products. 2011 Services 100.000% ---100.000% ---100.000% ---Avenida Diagonal 477 Barcelona, Spain Gripdan Invest, S.L 2015 Services Manufacturing buildings for rent 100.000% ---100.000% ---100.000% ---Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine. Gri-Cel, S.A. 2009 Research 0.001% 99.999% 0.001% 99.999% 0.001% 99.999% Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease. Araclon Biotech, S.L. 2012 Research ---73.220% ---73.220% ---73.220% Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain Research and development of therapeutic approaches for tumours for which there is currently no effective treatment. VCN Bioscience, S.L. 2012 Research ---81.340% ---81.340% ---81.340% Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland Grifols Innovation and New Technologies Limited 2016 Research Research and experimental development on biotechnology ---100.000% ---100.000% ---100.000% 2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code) 2016 Services ---100.000% ---100.000% ---100.000% PBS Acquisition Corp. Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain Kiro Grifols S.L (formerly Kiro Robotics S.L) Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes. 2014 Research 90.000% ---90.000% ---------2711 Centerville Road Suite 400, Wilmington, Delaware, County of New Castle, United States Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL"). Chiquito Acquisition Corp. 2017 Corporate ---100.000% ---100.000% ------Collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to take advantage of them. Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona Aigües Minerals de Vilajuiga, S.A. 2017 Industrial 100.000% ---------------7600 Grandview Avenue, Suite 21 0, Arvada, CO 80002 Goetech LLC (D/B/A Medkeeper) 2018 Industrial Development and distribution of web and mobile-based platforms for hospital pharmacies ---54.760% ------------LandsteinerstraBe 1, 04103 Leipzig - Germany 2018 Industrial ---------------Procuring human plasma. Haema, AG 901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA 2018 Industrial Obtención de plasma humano. ------------------Biotest Pharmaceutical Corporation 901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA 2018 Corporativo Corporate services to Biotest Pharmaceutical Corporation ------------------Biotest US Corporation This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2018 31/12/2017 31/12/2016 % shares % shares % shares Acquisition / Incorporation date Name Registered Offices Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Equity Method consolidated companies and others 3929 Point Eden Way Hayward, California United States Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases. Aradigm Corporation 2013 Research ---35.130% ---35.130% ---35.130% Romeinse straat 12 bus 2, 3001 Leuven, Belgium 2013 Research ---------14.180% ---16.130% TiGenix N.V. Research and development of therapies based on stem cells taken from adipose tissue. Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain 2013 Research ---24.990% ---8.420% ---8.420% Mecwins, S.L. Research and production of nanotechnological, biotechnological and chemical solutions. Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain Kiro Grifols S.L (formerly Kiro Robotics S.L) Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes. 2014 Research ------------50.000% ---3500 South DuPont Hwy, Dover, County of Kent United States Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS). Alkahest, Inc. 2015 Research ---47.580% ---47.580% ---47.580% Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain 2016 Research ---30.000% ---30.000% ---30.000% Albajuna Therapeutics, S.L Development and manufacture of therapeutic antibodies against HIV. 5700 Pleasantville Road Memphis, Tennessee United States Interstate Blood Bank, Inc. 2016 Industrial Procuring human plasma. ---49.190% ---49.190% ---49.190% 5700 Pleasantville Road Memphis, Tennessee United States Bio Blood Components Inc. 2016 Industrial Procuring human plasma. ---48.972% ---48.972% ---48.972% 5700 Pleasantville Road Memphis, Tennessee United States Plasma Biological Services, LLC 2016 Industrial Procuring human plasma. ---48.900% ---48.900% ---48.900% 4041 Forest Park Avenue St. Louis, Missouri United States Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery. 2016 Research ---19.330% ---19.330% ---20.000% Singulex, Inc. This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2018 31/12/2017 31/12/2016 % shares % shares % shares Acquisition / Incorporation date Name Registered Offices Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Equity Method consolidated companies and others Collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to take advantage of them. Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona Aigües Minerals de Vilajuiga, S.A. 2017 Industrial ------50.000% ---------Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. 995 Park Center Dr, Vista, CA 92081, USA Access Biologicals, LLC. 2017 Industrial ---49.000% ---49.000% ------Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. 995 Park Center Dr, Vista, CA 92081, USA Access Biologicals IC-DISC, Inc. 2017 Industrial ---49.000% ---49.000% ------Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. 995 Park Center Dr, Vista, CA 92081, USA Access Cell Culture, LLC. 2017 Industrial ---49.000% ---49.000% ------Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. 995 Park Center Dr, Vista, CA 92081, USA 2017 Industrial ---49.000% ---49.000% ------Access Manufacturing, LLC. Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. 995 Park Center Dr, Vista, CA 92081, USA 2017 Industrial ---49.000% ---49.000% ------Access Plasma, LLC. 407 Cabot Road South San Francisco, CA 94080, USA Engage in any lawful act or activity for which corporations may be organized under General Corporation Law. GigaGen Inc. 2017 Industrial ---43.960% ---43.960% ------Colmarer Strasse 22, 60528 Frankfurt am Main - Germany 2018 Industrial Procuring human plasma. ---50.000% ------------Plasmavita Healthcare GmbH This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Operating Segments for the years ended 31 December 2018, 2017 and 2016 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Bioscience 2017 Hospital 2017 Diagnostic 2017 Bio Supplies 2017 Others 2017 Intersegments 2017 Consolidated 2017 2018 2016 2018 2016 2018 2016 2018 2016 2018 2016 2018 2016 2018 2016 Revenues from external customers 3,516,704 3,429,785 3,195,424 119,454 105,649 102,251 702,265 732,369 691,701 167,004 66,791 57,239 22,451 18,263 34,601 (41,154) (34,784) (31,386) 4,486,724 4,318,073 4,049,830 Total operating income 3,516,704 3,429,785 3,195,424 119,454 105,649 102,251 702,265 732,369 691,701 167,004 66,791 57,239 22,451 18,263 34,601 (41,154) (34,784) (31,386) 4,486,724 4,318,073 4,049,830 Profit/(Loss) for the segment 902,402 985,495 913,840 (12,587) (9,766) (8,765) 215,990 248,080 97,320 36,824 35,598 33,794 19,788 (9,632) 44,324 (5,764) (12,305) (1,316) 1,156,653 1,237,470 1,079,197 Unallocated expenses Operating profit Finance result (162,529) 994,124 (234,127) 1,003,343 (139,789) 939,408 (257,244) (287,734) (233,589) Share of profit/(loss) of equity accounted investee Income tax expense Profit for the year after tax 2,839 (10,434) (9,396) --2,112 (5,611) (10,975) (9,335) --3,039 1,830 --(5,941) (4,060) 21,940 ---- --(11,038) (19,887) 6,933 (131,436) (34,408) (168,209) 594,406 661,314 544,543 Segment assets Equity accounted investments Unallocated assets Total assets 6,928,220 99,547 --6,007,153 83,905 --6,524,922 104,996 --250,543 ---- 145,477 ---- 86,590 13,888 --3,526,136 19,256 --3,356,185 29,322 --1,909,447 43,330 --117,673 47,742 --7,409 44,220 --8,378 ---- 54,363 60,360 --60,449 61,562 --40,160 39,131 --(29,281) ---- (22,196) ---- (11,964) ---- 10,847,654 226,905 1,402,487 9,554,477 219,009 1,146,778 8,557,533 201,345 1,370,894 12,477,046 10,920,264 10,129,772 Segment liabilities Unallocated liabilities Total liabilities 764,377 --423,415 --411,604 --32,767 --13,560 --8,415 --230,517 --192,720 --186,389 --6,427 ---- ---- --34,698 --26,903 --1,843 ---- ---- ---- --1,068,786 6,711,656 656,598 6,629,701 608,251 5,793,543 7,780,442 7,286,299 6,401,794 Other information: Amortisation and depreciation allocated 156,893 157,478 152,821 10,819 6,436 5,915 44,030 40,815 32,180 5,656 ---- 1,941 2,237 3,445 ---- --219,339 206,966 194,361 Amortisation and depreciation unallocated ---- ---- ---- ---- ---- ---- ---- ---- ---- 9,270 8,524 7,508 Expenses that do not require cash payments allocated Expenses that do not require cash payments unallocated 172,648 7,049 16,219 297 (514) 306 (27,651) (4,423) (2,001) 28 ---- ---- (32,534) ---- --145,322 2,112 (18,010) ---- ---- ---- ---- ---- ---- ---- ---- ---- 1,339 (58,752) 4,608 Additions for the year of property, plant & equipment and intangible assets allocated Additions for the year of property, plant & equipment and intangible assets unallocated 220,531 227,635 197,741 15,354 10,429 9,193 58,064 70,032 89,760 2,050 198 84 883 20,911 13,313 ---- --296,882 329,205 310,091 ---- ---- ---- ---- ---- ---- ---- ---- ---- 19,795 11,268 12,011 * As a result of the creation of Bio Supplies segment and intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figure for year 2016 have been restated accordingly. This appendix forms an integral part of note 6 to the consolidated annual accounts. 1 of 2

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Reporting by geographical area for the years ended 31 December 2018, 2017 and 2016 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Spain 2017 Rest of European Union 2017 USA + Canada 2017 Rest of World 2017 Consolidated 2017 2018 2016 2018 2016 2018 2016 2018 2016 2018 2016 Net Revenue 264,913 242,894 225,273 535,361 444,089 426,223 2,974,429 2,896,505 2,707,579 712,021 734,585 690,755 4,486,724 4,318,073 4,049,830 Assets by geographical area 898,599 899,223 847,467 3,177,781 2,397,200 2,467,295 8,133,108 7,341,174 6,535,420 267,558 282,667 279,590 12,477,046 10,920,264 10,129,772 Other information: Additions for the year of property, plant & equipment and intangible assets 70,639 62,271 73,365 69,534 80,910 39,603 166,353 188,557 190,358 10,151 8,735 18,776 316,677 340,473 322,102 This appendix forms an integral part of note 6 to the consolidated annual accounts. 2 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2018
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balances at 31/12/2017	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balances at 31/12/2018**
Development costs	311,694	55,439	--	--	(36)	10,215	377,312
Concessions, patents, licenses brands & similar	182,885	--	6,225	--	(757)	8,057	196,410
Computer software	174,945	20,252	34,319	(762)	(1,116)	6,785	234,423
Currently marketed products	1,024,376	--	--	--	--	47,451	1,071,827
Other intangible assets	147,307	48	19,749	--	--	7,664	174,768
Total cost of intangible assets	1,841,207	75,739	60,293	(762)	(1,909)	80,172	2,054,740
Accum. amort. of development costs	(79,349)	(10,660)	--	--	--	(98)	(90,107)
Accum. amort of concessions, patents, licenses, brands & similar	(29,783)	(6,132)	--	--	--	(845)	(36,760)
Accum. amort. of computer software	(106,319)	(12,918)	(5,872)	--	1,116	(2,660)	(126,653)
Accum. amort. of currently marketed products	(231,068)	(36,154)	--	--	--	(11,573)	(278,795)
Accum. amort. of other intangible assets	(61,966)	(5,536)	--	246	--	(3,297)	(70,553)
Total accum. amort intangible assets	(508,485)	(71,400)	(5,872)	246	1,116	(18,473)	(602,868)
Impairment of other intangible assets	(63,380)	--	--	--	--	(2,955)	(66,335)
Carrying amount of intangible assets	**1,269,342**	**4,339**	**54,421**	**(516)**	**(793)**	**58,744**	**1,385,537**

(See note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts.

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APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2017
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balances at 31/12/2016	Additions	Business combinations *	Transfers	Disposals	Translation differences	**Balances at 31/12/2017**
Development costs	142,693	43,152	142,529	--	(81)	(16,599)	311,694
Concessions, patents, licenses brands & similar	60,471	--	142,174	--	--	(19,760)	182,885
Computer software	168,623	19,626	26	529	(126)	(13,733)	174,945
Currently marketed products	1,162,204	--	--	--	--	(137,828)	1,024,376
Other intangible assets	148,682	17,348	--	--	--	(18,723)	147,307
Total cost of intangible assets	1,682,673	80,126	284,729	529	(207)	(206,643)	1,841,207
Accum. amort. of development costs	(72,073)	(5,834)	--	--	--	(1,442)	(79,349)
Accum. amort of concessions, patents, licenses, brands & similar	(24,994)	(6,004)	--	--	--	1,215	(29,783)
Accum. amort. of computer software	(99,927)	(13,549)	--	--	111	7,046	(106,319)
Accum. amort. of currently marketed products	(220,988)	(38,216)	--	--	--	28,136	(231,068)
Accum. amort. of other intangible assets	(69,389)	(865)	--	--	--	8,288	(61,966)
Total accum. amort intangible assets	(487,371)	(64,468)	--	--	111	43,243	(508,485)
Impairment of other intangible assets	--	(64,734)	--	--	--	1,354	(63,380)
Carrying amount of intangible assets	**1,195,302**	**(49,076)**	**284,729**	**529**	**(96)**	**(162,046)**	**1,269,342**

(See note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts.

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APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2018 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2017 Additions combination Transfers Disposals differences 31/12/2018 Cost: Land and buildings Plant and machinery Fixed Assets under construction 673,534 1,704,679 262,119 1,223 57,699 182,016 19,344 79,003 1,746 6,051 100,961 (106,473) (280) (15,855) --26,540 58,366 5,983 726,412 1,984,853 345,391 2,640,332 240,938 100,093 539 (16,135) 90,889 3,056,656 Accumulated depreciation: Buildings (66,765) (15,224) (4,682) --222 (2,929) (89,378) Plant and machinery (810,782) (141,985) (46,995) (23) 13,025 (25,975) (1,012,735) (877,547) (157,209) (51,677) (23) 13,247 (28,904) (1,102,113) Impairment of other property, plant and equipment (2,732) 81 ---- --91 (2,560) Carrying amount 1,760,053 83,810 48,416 516 (2,888) 62,076 1,951,983 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. 1 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2017 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2016 Additions combination Transfers Disposals differences 31/12/2017 Cost: Land and buildings Plant and machinery Fixed Assets under construction 687,856 1,655,837 275,003 28,503 82,234 149,610 19,628 9,068 555 12,694 123,816 (137,073) (823) (10,098) --(74,324) (156,178) (25,976) 673,534 1,704,679 262,119 2,618,696 260,347 29,251 (563) (10,921) (256,478) 2,640,332 Accumulated depreciation: Buildings Plant and machinery (59,376) (746,268) (14,708) (136,314) ---- --34 710 7,993 6,609 63,773 (66,765) (810,782) (805,644) (151,022) --34 8,703 70,382 (877,547) Impairment of other property, plant and equipment (3,200) 258 ---- --210 (2,732) Carrying amount 1,809,852 109,583 29,251 (529) (2,218) (185,886) 1,760,053 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. 2 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2018 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2018: Projected profits net of taxes until 31/12/2018 Less, charge required to legal reserve 258,091 --258,091 Estimated profits distributable for 2018 136,747 Interim dividend distributed Forecast cash for the period 26 October 2018 to 26 October 2019: Cash balances at 26 October 2018 Projected amounts collected Projected payments, including interim dividend --572,263 544,112 28,151 Projected cash balances at 26 October 2019 This appendix forms an integral part of note 15 to the consolidated annual accounts. 1 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2017 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2017: Projected profits net of taxes until 31/12/2017 Less, charge required to legal reserve 273,472 --273,472 Estimated profits distributable for 2017 122,986 Interim dividend distributed Forecast cash for the period 15 December 2017 to 15 December 2018: Cash balances at 15 December 2017 Projected amounts collected Projected payments, including interim dividend --475,209 468,117 7,092 Projected cash balances at 15 December 2018 This appendix forms an integral part of note 15 to the consolidated annual accounts. 2 of 2

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 1.-THE GRIFOLS GROUP TODAY Grifols is a global healthcare leader dedicated to enhancing the health and well-being of patients worldwide. Founded in 1940, the company develops plasma protein therapies (Bioscience Division), leading-edge diagnostic solutions (Diagnostic Division), specialty pharmaceuticals for hospital use (Hospital Division), and biological products for research purposes (Bio Supplies Division). Grifols has roughly 21,000 employees in more than 30 subsidiaries, operations in over 100 countries and manufacturing plants in six. For more information on “Grifols today” see “Non-Financial Information Statement”. GRIFOLS’ CORE INITIATIVES IN 2018 Grifols’ 2018-2022 strategic plan is grounded on six main pillars: development of “One Grifols”, business optimization, innovation, digitalization, enhanced customer focus and talent development. In 2018, Grifols concentrated its efforts in the following areas in order to advance these corporate priorities: - Sustainable growth and global expansion: A higher sales volume in the Bioscience Division was the primary driver of corporate growth. The Diagnostic Division consolidated its performance, while the Hospital Division laid important groundwork for future expansion. The United States (U.S.) and main European countries remain key markets for the group. The company aims to reinforce its strategic presence in China. In this regard, Grifols initiated talks with Shanghai RAAS Blood Products to explore a possible corporate transaction and also reached an agreement with Boya-Pharmaceutical to open plasma centers in China. In addition, the Bioscience Division recently established operations in India. - Leadership, expansion and diversification of plasma centers: As outlined in its strategic plan, Grifols made efforts to expand its network of plasma centers via both organic and corporate transactions to meet the growing demand of its plasma products. Grifols leads the market in plasma centers, managing 256 sites worldwide, including 35 in Europe. In 2018, the company collected 12 million liters of plasma, approximately a 30% increase over the previous year. - Innovation: Grifols remains firmly committed to fostering innovation. In 2018, the company allocated EUR 291.4 million toward R+D+i, a 9.4% increase compared to 2017. The company made further inroads to enhance integration among its diverse manufacturing, sales and R+D operations through the Grifols Innovation Office. In October 2018, the company presented the top-line results of the AMBAR (Alzheimer Management by Albumin Replacement) clinical trial, which indicated a significant improvement in slowing down the disease’s progression in patients with moderate AD. These findings mark an important step forward in the treatment of Alzheimer’s, as well as a major breakthrough in Grifols’ 15 years of AD research. - Teamwork and talent development: Notable progress was made on the training and management development plan for future corporate leaders. The plan has gradually broadened since 2017, following the generational succession. Grifols’ leadership focuses on collaboration, intrapreneurship, performance and accountability. The company promotes the concept of “One Grifols” to encourage transversal projects and knowledge sharing that contribute to greater innovation and business opportunities. The company is firmly committed to the environment and contributing to social progress. Detailed information on its key areas of focus is available in “Non-Financial Information Statement”. 1

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES

Consolidated Directors' Report

Grifols' main achievements in 2018 are as follows (in EUR million except for workforce):

Growth	Value generated Net profit	4,501.2 596.6
Diversity & Talent	Headcount increase Talent pool	2,808 21,230
Innovation	R+D+i investment Investment in manufacturing installations	291.4 252.2
Sustainability	Resources allocated to environmental issues Community investments	18.2 33.3
Contributions	Fiscal contributions Employee salaries Dividends	624.3 849.5 242.6

2.- GRIFOLS' PROGRESS AND PERFORMANCE

Estimates for the global hemoderivatives indicate it is worth more than EUR 20,600 million[1] for 2017. Grifols remains an industry forerunner, with an estimated market share of more than 18%[2]. The group's main products lead global sales in the hemoderivatives market:

	Global market share	Global market position
Imnmunoglobulin	23%	1
Alfa-1 antitrypsin	67%	1
Albumin	18%	2
Factor VIII	20%	1

Grifols continues to expand its *in-vitro* diagnostics sector through the Diagnostics Division. The company is an international player in blood and plasma analysis systems (transfusional diagnostics), a market estimated at USD 4,000 million[2]. The company leads the segment in nucleic acid technology (NAT) processing systems, with a 55%[2] global market share. Grifols is also a global reference in the manufacture of antigens for immunoassays and in the blood typing and immunohematology segment.

The Hospital Division leads the Spanish market as an IV solutions provider. The division recently continues to offer a broad portfolio of hospital pharmacy solutions in Spain and Latin America, while expanding its business in the U.S.

[1] *Source: Marketing Research Bureau (MRB) and internal information, 2017.*
[2] *Source: Internal information.*

2

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report REVENUE PERFORMANCE Grifols reported EUR 4,486.7 million in revenues at the close of 2018, growing by 9.2%3 cc (3.9% taking into account exchange rate variations). The company reported growth in all of its divisions and geographic regions where it operates. Bioscience drives corporate growth: EUR 3,517 million in revenues and 8.0% cc growth The division grew by 8.0% cc in 2018 (2.5% taking exchange rate fluctuations into account), to EUR 3,516.7 million. Robust sales of the main plasma proteins – immunoglobulin, albumin and alpha-1 antitrypsin – were the main drivers of revenue growth throughout the year. Of note are higher sales and price points of immunoglobulin in some markets. Sales growth of these plasma proteins, together with certain specialty immunoglobulins, offset the decline in sales of factor VIII. The renewal processes of certain licenses in China suffered delays in the last quarter of 2018, impacting sales. The demand for immunoglobulin remains strong in Grifols’ core markets, especially in the U.S. and main EU countries led by Spain, Germany and the United Kingdom. Sales also grew in Turkey, Brazil and Australia, where, in addition to primary immunodeficiencies, immunoglobulins are also used to treat secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD), a market segment that Grifols leads. Grifols achieved double-digit growth in immunoglobulin sales in 2018 and plans on launching a 20% subcutaneous immunoglobulin in the second half of 2019 that will expand its immunoglobulin franchise. Albumin sales grew markedly in the U.S. and in several European countries including Italy, the United Kingdom and Turkey. China is a market with significant underlying demand and remains a core focus in Grifols’ global sales strategy. Grifols continues to lead in alpha-1 antitrypsin sales. Market penetration of this plasma protein grew in the U.S. and main EU markets thanks to effective sales strategies and an increase in the number of diagnosed patients. Also of note is Grifols’ FDA-approved genetic test for alpha-1 deficiency and Prolastin®-C Liquid, recently introduced in the U.S. This liquid formulation enhances Grifols’ respiratory franchise and offers a new treatment alternative for patients. Sales of factor VIII dropped notably in 2018 due to their declining use to treat patients with inhibitors. The company positions factor VIII as the best treatment for Hemophilia A patients, concentrating its efforts in the U.S. and emerging markets. Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Two new formulations helped boost sales in the specialty hyperimmunoglobulins segment: an anti-rabies immunoglobulin (HyperRAB®), with a twice the potency (300 IU/mL) of currently available rabies immune globulin options; and GamaSTAN®, an intramuscular immunoglobulin for patients exposed to hepatitis A or measles. Both products earned FDA approval in the first half of 2018. Diagnostic remains stable: 0.7% growth cc leads to EUR 702 million in revenues The Diagnostic Division reported EUR 702.3 million in revenues, a 0.7% cc year-on-year increase and -4.1% considering exchange rate variations. Grifols is the worldwide leader in transfusional diagnostics, the division’s main engine for growth in 2018. This business area includes NAT donor-screening diagnostics (Procleix® NAT Solutions), blood-typing solutions and the production of antigens for immunoassays. Higher NAT solutions sales were driven mainly by a greater volume of plasma donations and increasing use of the Zika-virus screening test (Procleix® Zika Virus). The company also broadened its product portfolio with 3 Operative or constant currency (cc) excludes exchange rate variations of the year. 3

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report newly FDA-approved reagents to detect HIV, hepatitis B and C virus (Procleix® Ultrio Elite), and the West Nile virus (Procleix® WNV), among others. In addition to the U.S., sales of this leading-edge technology were also strong in Latin America, Poland and Indonesia. The company continues its efforts to raise its presence in the Middle East. The blood-typing line notably contributed to the division’s overall performance, particularly in the U.S., core markets in Latin America, Europe and Saudi Arabia. European sales of Erytra Eflexis® gained traction, with more than 200 units sold since its launch in June 2017. Grifols already introduced the product in the U.S. in 2019 after earning FDA approval. Also of note in 2018 was the release of a new line of conventional antiserums, which broadened the product portfolio after earning FDA approval. The company further consolidated its line of antigens to produce immunoassays in 2018. Revenues in specialty diagnostics remained stable and are expected to rise as Grifols widens its clinical diagnostics offerings. In 2018, the FDA approved two diagnostic products designed to detect autoimmune diseases. Both were developed by AESKU and distributed by Grifols on the Helios platform. The company is committed to developing new diagnostic tests for personalized medicine through Progenika Biopharma. Its molecular diagnostic ID CORE XT for genotyping blood groups recently earned FDA approval. Hospital grows 16% cc to EUR 120 million in revenues, fueled by strong U.S. sales The Hospital Division earned EUR 119.5 million in revenues in 2018, growing 16% cc and 13.1% taking into account exchange rate variations. Sales of all business lines grew, especially its Pharmatech line in the U.S. market. A key strategic area for future growth, this business line offers integral services to hospital pharmacies for IV compounding, including MedKeeper and Kiro Oncology products. The division also reported stronger IV solutions sales, especially the physiological saline solution manufactured in the Murcia (Spain) plant. The product was introduced in the U.S. market after obtaining FDA approval and is also used in Grifols’ own network of plasma centers. These milestones allowed the division to bolster its presence in the United States and support the group’s global expansion strategy. Sales of the Nutrition and Medical Devices lines also increased, accompanied by an increase in third-party manufacturing services. Bio Supplies Division: Kedrion manufacturing agreement and third-party plasma sales drive growth This division oversees three main areas: sales of biological products for non-therapeutic uses, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest, which represent EUR 80.3 million. Bio Supplies earned EUR 167.0 million in revenues in 2018, a substantial increase from the EUR 66.8 million reported in 2017. 4

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES

Consolidated Directors' Report

Revenues by division:

In thousands of euros	12M 2018	% of Net Revenues	12M 2017	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,516,704	78.4%	3,429,785	79.4%	2.5%	8.0%
DIAGNOSTIC	702,265	15.6%	732,369	17.0%	(4.1%)	0.7%
HOSPITAL	119,454	2.7%	105,649	2.4%	13.1%	16.0%
BIO SUPPLIES	167,004	3.7%	66,791	1.6%	150.0%	154.9%
OTHERS	22,451	0.5%	18,263	0.4%	22.9%	29.6%
INTERSEGMENTS	(41,154)	(0.9%)	(34,784)	(0.8%)	18.3%	24.8%
TOTAL	**4,486,724**	**100.0%**	**4,318,073**	**100.0%**	**3.9%**	**9.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*

Revenues by region:

In thousands of euros	12M 2018	% of Net Revenues	12M 2017	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,974,429	66.3%	2,896,505	67.1%	2.7%	8.7%
EU	800,274	17.8%	686,983	15.9%	16.5%	16.7%
ROW	712,021	15.9%	734,585	17.0%	(3.1%)	4.0%
TOTAL	**4,486,724**	**100.0%**	**4,318,073**	**100.0%**	**3.9%**	**9.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*

- **Underlying EBITDA[4] ascends to EUR 1,218 million**

Underlying EBITDA[4] rose to EUR 1,218.4 million, representing a 27.7% margin. Gross margin continues impacted by higher plasma procurement costs related to the company's efforts, both organic and inorganic, to increase its plasma supply and meet the solid demand of its plasma-derived therapies.

Grifols operates the largest plasma collection network in the world, with 256 centers. This network includes the acquisition of six Kedplasma centers; 24 Biotest US centers in the U.S.; 35 Haema centers in Germany; and a newly inaugurated center, also in Germany, as part of its joint venture with Plasmavita Healthcare.

The last quarter of the year saw a significantly higher demand for immunoglobulin, especially in the United States, where Grifols works on the launch of 20% subcutaneous immunoglobulin. This upturn has affected the utilization of liters of plasma. Gross margin was also affected by temporary albumin sales restriction in China; by the geographic mix of factor VIII sales, tender volatility; and the product mix of the Diagnostic Division, which reported stronger demand for antigens used to produce immunoassays and transfusion-medicine diagnostic instruments.

In terms of operating expenses, Grifols decided to increase its R+D+i investment in certain projects, specifically those related to albumin, in light of the positive results of the AMBAR trial and trials on liver diseases (PRECIOSA and APACHE studies). Corporate operations, including Haema and Biotest acquisitions, as well as the negotiations with Shanghai RAAS, caused related operating expenses to rise.

- **Net profits reach EUR 597 million**

Grifols' annual financial results totaled EUR 257.2 million. This figure includes an influx of EUR 32.0 million following the expected divestment in Tigenix executed in the second quarter of 2018. The effective tax rate was 18.1%. The decline from previous years owes mainly to the U.S. tax reform approved in December 2017.

[4] *Underlying EBITDA excludes the impact derived from Haema and Biotest third-party sales.*

5

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Excluding non-recurrent expenses5 recognized at the end of 2017, Grifols’ net profit increased by 1.5% to EUR 596.6 million, compared to EUR 587.9 million in 2017. Net profits represent 13.3% of revenues. BALANCE SHEET Grifols’ solid performance and positive cash flow trend helped reinforce the balance sheet. Consolidated assets as of December 2018 totaled EUR 12,477.0 million (EUR 10,920.3 million in 2017). This upturn was fueled primarily by the Bioscience Division, which grew both organically and via corporate transactions, and capital investments carried out. Optimized management of working capital Optimizing working capital remained a priority to strengthen the company’s financial position. Inventory levels increased to EUR 1,949.4 million, with a turnover of 292 days compared to 275 days in December 2017 after the implementation of several initiatives to better anticipate and meet the solid demand for plasma-derived products. The average collection period improved to 22 days (24 days in 2017), reflecting the success of these measures. The average payment period is 65 days, a slight increase from the 53-day period in 2017. With regard to the group’s Spanish subsidiaries, the average payment period to suppliers was 72.6 days, reflecting a similar trend as last year’s average of 72.9 days. Strong cash flow position Grifols’ cash position was EUR 1,033.8 million (EUR 886.5 million in 2017) on December 31, 2018. The company maintained a high and sustainable operational cash-flow generation in view of the current context of growth and investment increases. The EUR 737.4 million cash flow from operating activities allows the firm to effectively assume its planned investments. In 2018, Grifols allocated EUR 252.2 million (EUR 271.1 in 2017) toward CAPEX and EUR 291.4 million (EUR 266.3 million in 2017) of net investments toward R+D+i. The company remains firmly committed to future growth and its long-term strategic vision. At the close of 2018, Grifols agreed to sell Haema AG and Biotest US Corporation to Scranton Enterprises, B.V. for USD 538 million to monetize earlier these investments and reinforce its financial structure. Grifols maintains operational control of the plasma centers and holds an exclusive and irrevocable call option for both companies. Equity The company’s equity was EUR 4,696.6 million as of December 31, 2018. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share Grifols’ ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the Ibex-35, while its non-voting shares (Class B) are traded on both the Spanish Stock Exchange (GRF.P) and the U.S. NASDAQ exchange (GRFS) via ADRs (American Depositary Receipts). Two dividend payments totaling EUR 278.8 million were distributed in 2018. A second dividend, charged against 2017 earnings, was paid out as a final dividend in the second quarter and an interim dividend was paid in December 2018. Grifols remains committed to compensating its shareholders with dividend payouts. 5 It relates to the Hologic acquisition; the Aradigm assets reassessment; and the U.S. tax reform. 6

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report LIQUIDITY AND CAPITAL RESOURCES The group’s main liquidity and capital resources requirements aim to cover operating costs, capital expenditures, including the maintenance and construction of manufacturing facilities; direct and indirect R+D+i investments; and debt service. Historically, the company has met its liquidity and capital requirements using resources generated from its operating activities and long-term external financing. As of December 2018, Grifols’ cash position was EUR 1,033.8 million and its liquidity position was roughly EUR 1,400 million. Cash flows from operating activities Cash flows from operating activities remained robust in 2018, reaching EUR 737.4 million as a result of the following initiatives: - Positive impact of EUR 33.3 million thanks to improvements in accounts receivable. The average collection period dropped to 22 days, compared to 24 days in 2017. - Improved payment management led to a positive impact of EUR 117.1 million. - Increased inventory levels had a positive impact of EUR 231.7 million due to higher volumes of plasma collected to meet the rising demand of the main plasma proteins. Grifols’ inventory management aims to anticipate the growing demand reflected in growth forecasts. Cash flows from investment activities Cash flows from investment activities reached EUR 781.9 million derived mainly from actions to optimize and monetize earlier specific investments made during the fiscal year: - Acquisition of 100% share capital of Haema, the largest independent network of plasma centers, for EUR 220 million. The transaction included the Haema business; 35 centers and three under construction; a 24,000-square-meter building that houses Haema’s corporate headquarters in Leipzig (Germany); and a central laboratory in Berlin (Germany). - Acquisition of 24 plasma centers in the U.S. from Biotest for USD 286 million, in addition to two centers under construction and other assets. - Capital expenditures totaling EUR 252.2 million, allocated largely to opening new plasma centers; expanding, renovating and relocating existing centers; expanding manufacturing facilities; and opening new corporate headquarters. Cash flow for financing activities Cash flows for financing activities totaled EUR 152.5 million in 2018. This comprises dividend payouts of EUR 278.8 million and the subsequent sale of Haema and Biotest on the same terms and conditions as their acquisition. Grifols maintains operating control of the plasma centers and holds an exclusive and irrevocable call option for both companies. Capital resources and credit ratings Grifols’ net financial debt was EUR 5,343.1 million, including EUR 1,033.8 million (EUR 886.5 million in 2017) in cash. The company has nearly EUR 400 million in undrawn lines of credit, which increase its liquidity position to nearly EUR 1,400 million. The group’s net financial debt over EBITDA ratio was 4.32x as of December 2018. This figure drops to 4.19x excluding the impact of exchange rate variations. 7

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Leverage management remains among the company’s top priorities. To this end, Grifols maintains high, sustainable levels of operational activities and strong cash flow generation. The EUR 737.4 million cash flow from operating activities allows the firm to effectively assume its planned investments in view of the current context of growth and investment increases. In 2018, Grifols signed a new loan for EUR 85 million with the European Investment Bank (EIB) to support its R+D+i investments. The financial terms included a fixed interest rate, maturity in 2028 and a two-year grace period. This is Grifols’ third agreement with BEI within the framework of the Investment Plan for Europe. The credit ratings issued by Standard and Poor’s and Moody’s remained unchanged in 2018. 3.-INVESTMENT ACTIVITIES: R+D+i, CAPEX AND ACQUISITIONS RESEARCH, DEVELOPMENT AND INNOVATION Strategic focus Grifols advocates an integrated R+D+i strategy that comprises both in-house initiatives and external projects in investee companies whose research complements its core business. This dual approach and long-term vision earned Grifols the distinction as one of the top 1,000 global firms that dedicate the most resources to R+D in “2018 Global Innovation 1000” by Strategy&, the consulting arm of PwC. The company’s integrated R+D+i strategy is managed through the Grifols Innovation Office, which evaluates and expedites research projects, and promotes the on-going development and marketing of innovative treatments, products and services. It also aims to promote the continuous improvement of existing products and activities, and foster collaboration in the company’s innovation ecosystem, including academic and research institutions. Grifols intensified its net R+D+i investments in 2018 by 9.4% to EUR 291.4 million, taking into account net investments for both internal and external research initiatives. This investment represents 6.5% of 2018 revenues. Preliminary results on the effectiveness of AMBAR Grifols presented the top-line results of the phase IIb/IIII of its AMBAR (Alzheimer Management By Albumin Replacement) clinical trial in October 2018 at the Clinical Trials on Alzheimer’s Disease Congress. AMBAR is an international, multicenter and double-blind clinical trial designed to evaluate the efficacy and safety of plasma exchange – a procedure combining periodic extractions of plasma through plasmapheresis and its replacement with albumin – to slow down the progression of Alzheimer’s disease (AD) in patients in mild to moderate stages. The trial results demonstrated a statistically significant 61% slowdown in the disease’s progression among patients with moderate AD and fulfillment of its primary endpoints: improvement in cognitive function (measured on the ADAS Cog scale) and ability to carry out daily activities (measured on the ADCS-ADL scale). These results mark an important milestone in Alzheimer’s research and inspire the company to continue its research on the benefits of plasma exchange with Grifols albumin toward slowing down the progression of AD. Ebola Project: a non-profit initiative to produce anti-Ebola immunoglobins In 2014, Grifols launched a non-profit initiative to produce anti-Ebola immunoglobulin to treat afflicted populations in West African countries. The project’s research forms part of a long-term clinical trial to evaluate 8

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report whether plasma from healthy Ebola survivors can boost the immune response in afflicted patients and help them overcome the disease. Grifols fully financed the project, which included the collaboration of the Liberian government, the FDA, World Health Organization (WHO) and various NGOs. The initiative centered on three main efforts: the construction of a modular convalescent-plasma center in Liberia similar to other Grifols plasma centers; the construction of an isolated plant to fractionate and purify anti-Ebola immunoglobulin at the Clayton complex, authorized by the FDA under its “import for export” provision; and specific training in Grifols Academies to equip staff with the necessary tools to help in the plasma-collection process and offer support to local communities. Grifols began processing the first batch of plasma from Ebola survivors at the end of 2018 and anticipates delivering the first anti-Ebola immunoglobulins to the Republic of Liberia in the first quarter of 2019. Main research lines Immunoglobulins Grifols successfully completed the clinical research phase of a new 20% subcutaneous immunoglobulin to treat patients with primary immunodeficiencies. The product has been submitted to the FDA for marketing authorization. The company also developed a new predictive model for population pharmacokinetics (PopPK) to administer subcutaneous immunoglobulin in patients with primary immunodeficiencies, which would inform the proper dosing of this plasma-derived product and guide its treatment usage. Grifols continues its research on Gamunex® as maintenance therapy for myasthenia gravis (MG), a chronic autoimmune neuromuscular disease. The company plans to submit the application for EMA marketing authorization in 2019. Albumin Research continues on the phase III PRECIOSA study on the potential benefits of albumin to treat liver cirrhosis, as well as the phase III APACHE trial on its use to treat acute-on-chronic liver failure (ACLF). Additionally, the product’s new flexible packaging format is presently in the registration stage. Diagnostic Grifols’ blood test to detect the babesiosis parasite (Procleix® Babesia) was submitted for FDA approval, expected in the first quarter of 2019. The product is currently available as an IND (Investigational New Drug). Clinical trials also continue in China on the Procleix® Ultrio Elite line. The FDA approved Erytra Eflexis®, a new medium-sized and totally automated analyzer. The company continues to expand its portfolio of recombinant proteins. Intravenous solutions Grifols presented two new products for FDA approval: a physiological saline solution in a needle-free Fleboflex® container, which, in addition to enhancing the product portfolio, can be utilized in Kiro-Grifols robotics; and an anti-coagulant in a bag format that will be used in Grifols’ plasma centers and expand the third-party product portfolio. Patents and trademarks Grifols protects the intellectual property of its main products through ownership, co-proprietorship and patent licenses. An international department manages the company’s patents and trademarks, supervises their maintenance and monitors any possible breaches. 9

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The following tables summarize the total number of patents, applications, and patents in the final approval process, as well as a geographic overview of patents and trademarks completed in 2018.

	2018
Total number of patents and applications	2,965
Patents in the final authorization phase	600

	Patents	Trademarks
USA	258	162
Europe	1,615	1,029
RoW	1,092	1,997
Total	**2,965**	**3,188**

CAPEX AND MANUFACTURING OPERATIONS

Grifols invested EUR 252.2 million in 2018 as part of its continuous efforts to expand and enhance its manufacturing facilities. This figure is stipulated in the 2016-2020 Capital Investment Plan, endowed with EUR 1,200 million to ensure the company's long-term sustainable growth. The main investments include:

- **Investment to increase access to plasma**

As of December 2018, Grifols operated the largest plasma network in the world, with 256 centers. Thanks to its capital investments, the company increased its average number of daily donations to 39,000 and total volume of plasma obtained for fractionation to nearly 12 million liters. This volume is a 30% increase compared to 2017.

- **Bioscience Division: greater capacity to fractionate and purify plasma proteins**

Construction on a new plasma fractionation plant at Grifols' **North Carolina (USA) complex** continues according to plan. The facility will have a fractionation capacity of 6 million liters per year, double its current volume. Construction is also underway on a new purification, dosing and sterile filling plant of immunoglobulin in flexible containers. The facility will have an annual capacity of 6 million equivalent liters of plasma per year.

The **industrial complex in Los Angeles** (California, USA) obtained FDA approval for a second immunoglobulin (Gamunex®) purification, dosing and sterile filling line. This addition will enable the facility to double its annual production capacity to 5.1 million equivalent liters of plasma per year. Also worth noting is the sterile filling plant of albumin in flexible containers, whose validation process finalized in 2018. The plant has an annual production capacity of 1.5 million equivalent liters of plasma per year.

The construction of a new albumin purification, dosing and sterile filling plant in Dublin (Ireland) continues as planned. The plant will have an annual production capacity of 6 million equivalent liters of plasma per year and incorporate state-of-the-art filling technology to boost productivity.

The **Barcelona industrial complex** completed the validation process of the alpha-1 antitrypsin purification, dosing and sterile filling plant. The site is equipped with Grifols' next-generation filling technology and has an annual production capacity of 4.3 million equivalent liters of plasma per year.

This complex is also moving forward on the construction of a manufacturing plant to produce fibrin sealant and topical thrombin. The facility will have a production capacity of 1.7 million units per year.

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GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Diagnostic Division: Emeryville plant earns FDA approval The Emeryville (California, USA) plant received FDA approval for its new installations to manufacture recombinant proteins and a recombinant antigen for hepatitis C. The company plans to submit additional FDA applications in 2019 to relocate the production of 21 antigens to its new facilities. The validation process of the San Diego (California, USA) installation is underway, following renovations to consolidate production of the NAT product line. The Brazil plant, dedicated to the manufacture of collection, separation, storage and transfusion bags for blood components, is nearing the end of the validation stage. The installation currently has a production capacity of 2 million units per year, scalable to 4 million units. Hospital Division: production increase of IV solutions The division’s capital investments were dedicated to expanding the capacity and productivity of its intravenous lines at its Barcelona and Murcia (Spain) complexes in order to meet the expected growth of this segment. ACQUISITIONS AND CORPORATE TRANSACTIONS Haema and Biotest Grifols strengthened its leadership position in global plasma supply following the 100% acquisitions of Haema AG, headquartered in Germany, and Biotest US Corporation. The Haema acquisition has enabled Grifols to operate its first plasma centers outside the U.S. The transaction included 35 centers and three under construction; a 24,000-square-meter building in Leipzig which houses Haema’s corporate headquarters; and a central laboratory located in Berlin. For its part, the Biotest US Corporation acquisition included 24 U.S.-based plasma centers and two under construction, as well as diverse assets. Subsequent to these acquisitions, Grifols sold both companies under the same terms and conditions to strengthen its financial structure. The company holds an exclusive and irrevocable call option to be executed at any time for both Haema and Biotest, and maintains operating control of their plasma centers. Boya Bio-Pharmaceutical In 2018, Grifols signed an agreement with Boya Bio-Pharmaceutical, a producer of plasma-derived medicines in China, to build and manage plasma centers in the country. The plasma obtained from these centers will be used for Boya Bio-Pharmaceutical, although Grifols will be able to access up to 50% of the total collected when the applicable Chinese legislation allows. Kedrion plasma centers Grifols acquired six plasma centers from Kedplasma in 2018. MedKeeper In line with the Hospital Division’s strategic growth plan, Grifols acquired a 51% stake in MedKeeper, a U.S. technology firm that develops and markets mobile and web-based software applications to optimize the efficiency and safety of hospital pharmacies. The agreement includes a call option to acquire the remaining 49% interest within a three-year timeframe. 11

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 6.-NON-FINANCIAL INFORMATION STATEMENT Grifols’ mission is to ethically and responsibly provide life-saving treatments and essential, leading-edge diagnostic and hospital solutions for patients and healthcare professionals around the world. It aspires to continually advance its current commitments while staying true to its corporate values: Grifols’ Corporate Responsibility Policy is guided by its corporate values, which underpin its identity, operational principles and commitment to stakeholders. The objectives and norms in the Corporate Responsibility Policy are inspired by an ethos of integrity and transparency; legal compliance and prevention of unlawful actions; staunch commitment to the environment; safety and health; and a commitment to society as a whole. Grifols has carried out a materiality analysis to identify the most significant economic, environmental and social impacts of Grifols’ value chain as defined by its business model. This analysis is updated on an annual basis. As a result of this report, Grifols has identified 18 of the most noteworthy material issues that stem from its corporate commitments. Detailed information is available in “Basis for the preparation of the Non-Financial Information Statement”. GEOGRAPHIC SCOPE - - - Grifols’ global reach includes operations in more than 100 countries. The company has 30 subsidiaries and 6 production plants. Global headquarters in Barcelona (Spain). 12 Corporate values Commitments Safety Effort Com m itm ent Team work Innovation and im provem ent Pride Excellence Safety and quality throughout the value chain Econom ic perform ance Social outreach Em ploym ent R+D+i Ethical approach, trans parency and legal com pliance Environem ntal m anagem ent

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report GRIFOLS’ BUSINESS MODEL Grifols promotes a vertically integrated business model in its divisions to maximize involvement and control of the various phases of its value chain. Bioscience Division Grifols exercises complete control of the division’s value chain, controlling all strategic activities and processes, from plasma collection to the finished product. Plasma proteins are specialty medicines that require long, complex and extensive production processes to guarantee their quality and safety. Complete control of the value chain ensures product quality and safety, as well as complete traceability. The demand for plasma proteins has increased as a result of improved healthcare coverage, longer life expectancies, new indications, and enhanced diagnostics for certain rare diseases treated with plasma proteins. Within this context, Grifols’ lines of action in 2018 aimed to generate growth opportunities and bolster the projection of this division, centering its efforts in the following areas: - Increasing and diversifying its plasma supply. Grifols is the worldwide leader in plasma centers. As of December 31, 2018, Grifols operated a global network of 256 centers that allow the company to guarantee and diversify its access to its main raw material in order to increase production of its plasma-derived medicines. - Expansion of its manufacturing facilities. Capital investments to boost production of the main plasma proteins continue according to the 2016-2020 Capital Investments Plan. - Development of new formulations and indications to better address the needs of patients and healthcare professionals. The division earned several approvals in 2018: -FDA approval for a new alpha-1 antitrypsin liquid formulation (Prolastin®-C Liquid) -FDA approval for a new intramuscular immunoglobulin formulation (GamaSTAN®) for immediate protection against hepatitis A and measles -FDA approval for a new anti-rabies immunoglobulin formulation (HyperRAB®) to treat patients exposed to the rabies virus - Development of clinical trials associated with new plasma protein indications. Among them, the top-line efficacy results from the AMBAR clinical trial to treat Alzheimer’s disease (AD) through plasma exchange and its replacement with Grifols’ albumin. Results demonstrated a significant slowdown in patients with moderate AD and encourage the company to conduct further AD research. - Improve the diagnosis of diseases associated with diverse plasma proteins: - Alpha-1 antitrypsin deficiency. A rare genetic disorder caused by low levels of alpha-1 antitrypsin protein. Grifols strives to improve its diagnosis rate by developing clinical diagnostics and spearheading patient-outreach initiatives. Chronic inflammatory demyelinating polyneuropathy (CIPD). A neurological disorder characterized by progressive weakness and impaired sensory function. The company promotes the use of immunoglobulin in this field of neurology. Immunodeficiencies. Grifols promotes diagnostic programs around the world to identify patients with immunodeficiencies. - - - Market inroads in several countries in the Middle East, Asia Pacific and Latin America. In 2018, Grifols began operations India and explored further market opportunities in China. To this end, the company entered talks with Shanghai RAAS Blood Product for a potential corporate transaction. It also reached an agreement with Boya Bio-Pharmaceutical to open plasma centers in China. 13

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Diagnostic Division Grifols controls all of the strategic operations and processes that make up the Diagnostic Division’s value chain, including the development, production and marketing of its products. The division’s business model reinforces its value chain through a diversification strategy based on distributing and marketing third-party products complementary to its product portfolio. In 2018, the company focused its efforts on the following areas to bolster the division’s growth opportunities and market expansion: - Ongoing innovation to expand the product portfolio resulted in 6 FDA approvals, including a test used to detect RNA specific for the Zika virus (Procleix® Zika Virus); a test to detect HIV and hepatitis B and C (Procleix® Ultrio Elite); and a West Nile virus detection test (Procleix® WNV). In the blood-typing line, of note is the FDA approval for the conventional antiserums line and the diagnostic ID CORE XT, used to genotype blood groups. - Internationalization and expansion in strategic markets: the U.S. remains the division’s most important market for its line blood-typing solutions and NAT donor-screening systems. Grifols has also become an important supplier of NAT technology in the Middle East. Other strategic growth regions include China and the Asia Pacific. - Potential to lead transfusional diagnostics in the future: Given its strength in the three technologies, Grifols is the only company with the potential to lead the transfusional diagnostics sector, a position that would offer differential value and enhance its image as an industry beacon. The genomic amplification possible with NAT technology is a global reference. The company promotes the on-going development of the ultrasensitive technology SMC™ (Simple Molecular Counting) through its investee company Singulex. Hospital Division The company also controls the strategic operations of the Hospital Division’s value chain, including the development, production and marketing of its product and services. International expansion, particularly its marketing positioning in the U.S. market, forms the basis of the division’s growth strategy. The most noteworthy initiatives to growth-generation opportunities include: - Agreement with Henry Schein for the U.S. distribution of the physiological saline solution produced in Grifols’ Murcia (Spain) plant. This product is also used in Grifols’ network of plasma centers in the U.S. This milestone reinforces the company’s vertical integration and ensures the product’s quality and supply. - Acquisition of MedKeeper to enhance the Pharmatech line (which includes systems to automate hospital pharmacy services), expanding Grifols’ portfolio. - Leverage of legislative changes that affect U.S. hospital pharmacy operations and control of compounding preparations. These changes could represent a unique market opportunity for Grifols as a supplier of a broad range of innovative hospital pharmacy operations. CORPORATE GOVERNANCE For a global company like Grifols, a reliable and robust corporate governance structure is vital to creating long-term value. Integrity, honesty, transparency and compliance with the highest ethical standards are the core values that guide Grifols’ corporate culture and governance. Grifols S.A., as incorporated in Spain and listed on the Spanish stock market, complies with the Spanish Companies Act and other relevant Spanish regulations. Furthermore, as a foreign private issuer of securities listed in the United States, Grifols complies with the requirements established by the U.S. Securities and 14

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Exchange Commission, the NASDAQ Corporate Governance Rules, and the U.S. Sarbanes-Oxley law of 2002.

For Grifols, mere legal compliance is not enough. The company has built a corporate governance based on integrity, honesty and transparency, which, in practical terms, translate into the following corporate policies:

Corporate Responsability	Corporate Responsibility guidelines: integrity and transparency, compliance with regulations and prevention of unlawful conducts, commitment with the environment, security and health, social commitment
Communication with Financial Markets	General principles: transparency, veracity, equality, symmetry in information disclosure, compliance with applicable legislation
Internal code of conduct for matters relating to stock markets	Determines conduct and action criteria, must be followed by the affected person, covers the handling, use and disclosure of confidential insider and Relevant Information
Tax compliance and best practices	Corporate tax policy principles: responsible taxation, prudence, collaboration with competent tax authorities, no presence in tax havens, compliance with the strictest legal framework applicable in each legislation, aligned with OECD and EU principles
Risk control and Management Policy	Established on: a zero-tolerance risk framework, leadership of senior management to allocate the necessary resources, integration of strategic and planning management processes, segregation of duties, holistic and harmonized management approach, continuous improvements through periodic reviews
Director's remuneration policy	The Directors' Remuneration Report was approved by the Ordinary General Shareholders Meeting held on May 26, 2017 and will be valid for the next three years unless amended by the Grifols General Shareholders Meeting.

- **General Shareholders' Meeting**[6]

The General Shareholders' Meeting serves as Grifols' governing body and represents all shareholders on matters within its competence. Grifols welcomes all shareholders, with no minimum number of shares required to attend.

- **Board of Directors**[7]

The Board of Directors is Grifols' highest decision-making body, with the exception of matters that fall under the competence of the General Shareholders' Meeting. Grifols Board of Directors is responsible for approving the company's corporate strategy and execution. To this end, it guides and controls the actions of Grifols management to ensure it achieves established objectives and satisfies stakeholder expectations.

The company has an Audit Committee and Appointments and Remuneration Committee that both include a secretary and three members appointed based on their knowledge, skills and experience in committee matters. All committee members are non-executive directors and at least two must be independent directors. Committee presidents are independent directors.

[6] *Information on the powers granted to the Grifols General Shareholders' Meeting and other issues regarding the last meeting and published on www.grifols.com*
[7] *Detailed information on the responsibilities of Grifols Board of Directors and Board Committees are available on www.grifols.com*

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Beyond legal requirements, and in alignment with best practices in corporate governance, Grifols' Board of Directors has a lead independent director who coordinates the independent directors and safeguards ensures independence between the company's governance and management functions.

Board of Directors' profile:

- A well-balanced and diverse board in terms of gender, age and experience
- More than 50% of board members are independent
- 31% of board members are women, exceeding Spain's *Comisión Nacional del Mercado de Valores recommendation*, which aims to increase female participation on executive boards by 2020

Name	Board of Directors
Victor Grifols Roura	Non-executive Chairman / Proprietary
Raimon Grifols Roura	Co-CEO / Executive
Victor Grifols Deu	Co-CEO / Executive
Ramón Riera Roca	Director/ Other external
Tomás Dagá Gelabert	Director and Vice Secretary/ Other external
Thomas Glanzmann	Non-Executive Vice Chairman/ Other external
Anna Veiga Lluch	Director/ Independent
Steven F. Mayer	Director/ Independent
Luis Isasi Fernández de Bobadilla	Director/ Independent
Belén Villalonga Morenés	Director/ Independent
Marla E. Salmon	Director/ Independent
Iñigo Sánchez- Asiain Mardones	Lead Independent Director / Independent
Carina Szpilka Lázaro	Director/ Independent
Nuria Martín Barnés	Secretary/Non member

RISKS AND UNCERTAINTIES

Grifols' risk management system applies to all companies that make up the group, including investees.

The company's risk control and management policy aims to provide greater security to patients, donors, employees, shareholders, clients, suppliers and other stakeholders by anticipating, controlling and managing risks that could prevent Grifols from achieving its objectives. It comprises specific risk policies that are formulated within a risk control and assurance framework.

Grifols' Board of Directors is responsible for approving the company's risk control and management policy.

For its part, the Audit Committee supervises the efficiency of the risk control and management system, including periodic evaluations. The Internal Audit Department supports the committee in these functions. At the same time, the senior management team oversees the risk management process by identifying and evaluating relevant risks and determining appropriate responses, taking into account the potential business impact, costs and benefits.

The primary risk factors that Grifols is subject to are outlined, in general terms, in its risk control and assurance policy[8] . These include:

- **Regulatory risks:** arising from regulatory changes or from changes in social, environmental or tax regulations.

[8] http://www.grifols.com/documents/10180/14422120/risk-control-and-management-policy-2017-es/362de5d6-8f36-4c3c-aedd-10811f8dd3ec

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GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Market risks: relating to the exposure of the results and Grifols' equity to changes in market prices and variables, such as exchange rates, interest rates, prices of raw materials, prices of financial assets and others. - Credit risks: the possibility that counterparty fails to perform its contractual obligations and produces an economic or financial loss for the company. - Business risks: uncertainty regarding the performance of key variables inherent in the Grifols’ business: demand, supply of raw materials and new competitive products. - - Operational risks: resulting from inadequate internal procedures, technical failures, human error or as a consequence of certain external events, including legal risks, fraud, and those related to information technologies, cybersecurity. Reputational risks: potential negative impact resulting from changes in the perception of Grifols among various stakeholders. - - Penal risks At the date of formal preparation of these consolidated financial statements, Grifols adopted measures to mitigate any possible effects arising from the aforementioned events. Grifols’ risk control and management system is grounded on the following principles: - A tolerance framework, which reflects the levels of risk that the company deems acceptable and consistent with its corporate objectives. Leadership of senior management to allocate the necessary resources. Integration in management processes, especially strategic and planning processes. Separation of functions among business areas and supervision and quality assurance mechanisms. Integrated approach and corporate alignment to ensure all risks adhere to the same identification, assessment and treatment process. Ongoing improvements through periodic reviews of the system’s strength and effectiveness, as well as risk-related best practices and recommendations. - - - - - By establishing and enforcing these norms and control procedures, the group aspires to cultivate an atmosphere of strict and constructive control throughout the organization in which all employees fully understand their roles and obligations. More information on Grifols’ risk control and management policy may be found in the annex, in Note 5 of its annual consolidated financial statements. 17

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ENVIRONMENTAL GRIFOLS' GENERAL FRAMEWORK FOR ENVIRONMENTAL ACTION

- **Environmental management**

Grifols minimizes the potential impact of its operations on the environment. In alignment with its commitment to sustainable development, the company has diverse policies and standard guidelines in place to ensure efficient resources management. Communicated across the organization at the behest of Grifols' top management, they define and articulate the company's environmental management efforts:

Environmental Policy	Defines organization-wide guidelines, principles and commitments to control and improve Grifols' environmental impact
Energy Policy	Defines organization-wide guidelines and operational principles to optimize the use of energy resources
Corporate Environmental Manual	Manual applicable for most manufacturing centers and others certified with the international ISO 14001 standard. It serves as an organization-wide reference for environmental behavior.
Environmental Programs	Includes specific lines of action for each business area to reach overall objectives. The 2017-2019 ENVIRONMENTAL PLAN is currently in force.
Environmental Committees	- Participation of senior management of each ISO 14001-certified company (or in the certification process) and of Grifols Committee, S.A., which encompasses the environmental management of all companies. - Control and follow-up of the environmental management system - Proposal, follow-up and supervision of environmental programs. - Review of follow-up indicators, application of corrective measures and compliance of the current legal framework - Identification of areas for improvement.

- **Efficient environmental management: key considerations**

Grifols' environmental management includes a range of initiatives to optimize its resource management and mitigate any potential environmental impact caused by its operations. These include:

Ecoefficiency	Integration of environmental criteria in the design systems of projects, products and services in order to incorporate adequate prevention and eco-efficiency measures that minimize the environmental impact. The R+D, Engineering and Grifols Engineering Departments study and apply the most eco-efficient alternatives from a life cycle perspective.
Prevention	- Periodic review of preventive measures to minimize the potential impact of environmental risks identified by the company. - Perform periodic simulations in manufacturing plants to evaluate the reaction capacity in case of emergencies or incidents with environmental impact. - Specific training for employees.
Development of specific self-protection plans for each installation	Define action plans in case of emergencies with environmental implications and appoint teams responsible for their implementation.
Legal compliance	Legislative monitoring systems allow identifying the legal requirements that each facility must comply with and periodic compliance assessments.
Communication	Internal and external communication procedures to guarantee an adequate response for each type communication received within a stipulated timeframe.

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- ### Environmental certifications

Grifols' environmental management system is certified by the international ISO 14001 standard, which ensures the company has procedures in place to prevent environmental risk and minimize the environmental impact of its operations.

The company aspires to obtain ISO 14001 certification in all of its manufacturing facilities. Grifols' plants in Spain have been ISO-14001-certified since 2004 and 2005, while the Clayton (North Carolina, USA) hemoderivatives plant was certified in 2016. In 2018, the company worked to earn certification for the Diagnostic Division's Emeryville plant (obtained in June) and initiated the certification process for the Bioscience Division plant in Los Angeles. All certified plants have adopted the new ISO 14001:2015 standard. To date, 75% of Grifols' total production is manufactured in ISO-14001-certified installations.

In 2018, the Clayton plant was also distinguished with the Leadership in Energy and Environmental (LEED) for its sustainable design. The Grifols facility became the first to receive this distinction in Johnston County.

- ### Provisions and safeguards for environmental risks

Grifols has civil responsibility insurance to cover accidental contamination of the environment, understood as the disturbance of the natural state of air, groundwater, flora or fauna (or any other situation legally deemed as environmentally harmful), caused by emissions from Grifols installations due to accidental, sudden and unforeseen consequences. Grifols' responsibility extends to all of its companies, manufacturing facilities and sales offices in all of the countries where it operates.

In 2018, Grifols received no fines or economic sanctions related to its environmental management.

EVOLUTION AND ACTION LINES IN 2018

- ### Resource allocation to prevent environmental impacts

Grifols carried out notable investments in 2018 to improve its environmental performance and meet its 2017-2019 Environmental Program Policy objectives.

In 2018, investments focused primarily on reducing water consumption and emissions from refrigerant gases. Corporate investment in environmental assets reached EUR 2.7 million (EUR 8.5 million in 2017). Costs rose to EUR 15.5 million, compared to the EUR 13.6 million reported in 2017.

The difference in comparison with previous years derives from a change in accounting criteria for this type of investments. In previous years, only the portion of the project carried out during the year was listed for accounting purposes; starting in 2018, the entire investment is recorded in the year the project is finalized. The main environmental costs related to waste management and the treatment of wastewater.

On the whole, including costs and investments, 63% of resources were allocated toward waste management; 32% were related to managing the water cycle; and the remaining 5% were allocated to reducing atmospheric emissions, energy and others.

Expenses

In thousands of euros	2016	2017	2018
Waste management	9,073.5	9,621.9	11,419.2
Water cycle	3,195.8	3,636.6	3,718.2
Reducing atmospheric emissions, energy	186.1	54.7	74.2
Others	262.5	241.1	290.3
Total	**12,717.9**	**13,554.3**	**15,501.9**

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Investments

In thousands of euros	2016	2017	2018
Waste management	389.2	420.8	52.6
Water cycle	2,064.4	4,002.2	2,084.6
Reducing atmospheric emissions, energy	2,600.3	3,723.6	121.5
Others	96.8	347.9	474.0
Total	**5,150.7**	**8,494.5**	**2,732.7**

- ### 2017-2019 Environmental Program: progress in 2018

Grifols' 2017-2019 Environmental Program outlines its environmental goals and targets for this two-year period. Specific action items are attached to all objectives, which are carried out in Grifols' various manufacturing facilities.

The following table details the overall objectives of the 2017-2019 Environmental Program. The degree of fulfillment refers to the extent to which the objectives have been implemented.

2017 - 2019 OBJECTIVES	DEGREE OF FULFILLMENT OF OBJECTIVES (2018 OVERVIEW)
ENERGY	
Reduction of electrical consumption by 2.06 million kWh per year in specific installation	15.1%
Reduction in electrical demand in new installations by 6.2 million kWh per year	44.9%
Decrease in the consumption of heat energy by 19.7 million kWh per year in specific buildings	99.4%
Reduction in natural gas consumption in the construction of new installations by 0.92 million kWh per year	25.3%
WATER	
Reduction in water consumption by 265,000 m3 per year in specific installations	36.0%
WASTE	
Reduction in the volume of waste by 450 T per year in specific installations	79.5%
Increase in waste recycling by 270 T per year in specific installations	100% - COMPLETED
CONSUMPTION	
Reduction in the consumption of raw materials in specific installations	16.7%
OTHERS	
Standardization of the environmental management system in specific installations	78.0%
Reduction of atmospheric gas emissions in specific installations	38.0%
Environmental awareness in specific installations	100% - COMPLETED

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New objectives and targets for 2018:

ENERGY	
Continuity on projects aimed to decrease electrical consumption by more than 800,000 kWh in current installations	Increase in number of energy audits in manufacturing centers (Ireland) and subsidiaries (Germany and France) Decrease electrical consumption in cooling capacity systems in Bioscience Division installations (Barcelona) Modelling for electrical consumption of air conditioning in headquarters (Barcelona)
Projects to decrease natural gas consumption by 4.1million kWh per year in existing installations	Enhance efficiency of heaters and condensation recovery systems in the Bioscience Division installations (Barcelona and Clayton)
Optimization of natural gas consumption	Installation of a high-efficiency heater in the Bioscience Division's installations in Ireland. Estimated savings of 1.12 million kWh per year compared to a conventional heater
WATER	
Reducción del consumo anual de agua en 6.500 m3	Installation of water and condensation recovery systems in Bioscience Division installations (Clayton)
ATMOSPHERIC EMISSIONS	
Incorporation of new cold gas refigerant installations with lower GWP or GWP=0 (Global Warming Potential) Study on installation of solar-energy plants in Hospital Division (Murcia) and Bioscience Division (Clayton) installations	

Like all Program objectives, these targets are supported by concrete metrics, execution deadlines, human and financial resources, as well as deadlines for implementation.

KEY METRICS IN 2018

- **Emissions**

Grifols calculated its carbon footprint to identify greenhouse gas emissions generated by its operations and their impact on the environment. Calculations follow the Greenhouse Gas Protocol (GHG Protocol) methodology, the international standard used to measure and report greenhouse gas emissions.

Total emissions in 2018 were 296,000 tons of CO2 equivalent, 0.4% higher than the previous year. Broken down by scopes according to the GHG, as follows:

Emissions by source 2018 (t CO2e)

Scope 1	Scope 2	Scope 3
Direct emissions generated by the activity itself, mainly through consumption of natural gas and other fuels, and fugitive emissions such as refrigerant leaks.	Indirect emissions from electricity consumption.	Other indirect emissions: business travel, employee commuting and transportation, as well as emissions resulting from waste treatment and recovery.
Fuel (Gasoline and Diesel) 2,512	Electricity 120,493	Transportation (Imports and exports managed from Grifols International) 8,665
Fugitive emissions 19,975		Waste management 16,112
Natural Gas 75,556		Business travel 12,535
		Employee commuting 40,076
TOTAL Emissions 295,924		

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Refrigerant gas leaks (absolute value, T)

	2016	2017	2018
HCFC (T)	1.68	0.28	0.34
HFC (T)	6.18	7.93	5.75
Otros (T)	0.01	0.01	0.01

Other significant air emissions

	2016	2017	2018
NOx (T)	68.0	68.3	66.5
CO (T)	11.5	58.5	58.5
SO2 (T)	1.0	1.2	1.4

- ## Waste

Grifols' waste management strategy prioritizes preventing and minimizing waste and encouraging recovery whenever possible, as opposed to landfill or incineration. Grifols' commitment to optimize waste management includes recycling, anaerobic digestion and energy recovery.

Waste generated by type and disposal method

		2016	2017	2018
Total weight of hazardous waste (T)	Energy recovery and by-products	1,476	1,707	2,093
	Reused and recycled	2,440	2,706	2,963
	Disposed of	3,935	4,275	5,007
Total weight of non-hazardous waste (T)	Energy recovery and by-products	3,971	5,138	4,762
	Composted	394	29	50
	Reused and recycled	4,407	5,494	7,402
	Other	869	*0	*0
	Disposed of	14,258	15,974	18,947
Other (non-hazardous/hazardous waste) (T)	Disposed of	2,135	2,648	*0
Total		**33,885**	**37,971**	**41,224**

**Waste classified as "Other" in previous years has been reclassified with greater detail into other categories.*

- ## Sustainable use of resources

Water consumption

In 2018, water consumption totaled 3,320,383 m3, a 1.8% increase compared to 2017.

		Total	By source		% of consumption on water-stressed regions*
			Groundwater	Third-party water	
Water consumed (m3)	Bioscience	3,059,184	175,817	2,883,367	17.9%
	Diagnostic	177,106		177,106	84.7%
	Hospital	84,093	79,612	4,481	0.1%
	Total	**3,320,383**	**255,429**	**3,064,954**	**21.0%**

**High and high-hazard risk areas according to World Resource Institute.*

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Grifols operates in geographic regions where controlling water consumption is a necessity. To this end, the company applies preventive measures when it designs new facilities and modifies existing facilities to reduce water consumption. Among the measures implemented are recovering clean water used in production processes for auxiliary uses and using automated CIP cleaning systems to reduce the amount of water used to clean reactors.

Wastes

Grifols complies with all relevant regulations and authorizations applicable to the elimination of wastewater in its facilities. Wastewater is managed in proprietary or municipal treatment systems. In 2018, 2,647,969 m^3 of wastewater was discharged into the public sewer system. Of the water consumed, 79.7% is transformed into wastewater, while the remaining 20.3% is used in auxiliary processes that do not involve discharge, such as the cooling towers, or incorporated into the product during the manufacturing process. The Bioscience Division's facilities in Barcelona and Clayton treat wastewater with biological systems prior to discharge.

		By destination	By treatment		By region
		Total (Public sewer system)	No treatment	Biological systems prior to discharge	% of consumption on water-stressed regions*
Water discharged (m3)	Bioscience	2,408,593	1,415,348	993,245	11.7%
	Diagnostic	182,955	182,955		75.3%
	Hospital	56,421	56,421		0.1%
	Total	**2,647,969**	**1,654,724**	**993,245**	**15.9%**

**High and high-hazard risk areas according to World Resource Institute.*

Raw materials consumption (by divisions)

Main materials consumed Bioscience - Absolute value (T)	2016	2017	2018	Variation
Sorbitol	1,672	1,420	1,994	40.4%
Ethanol	3,024	2,953	2,781	-5.8%
Polyethylene glycol	1,635	1,914	2,245	17.3%
Glass packaging	253	262	325	24.0%
Total	**6,584**	**6,549**	**7,345**	**12.2%**

Main materials consumed Diagnostic - Absolute value (T)	2016 (*)	2017 (*)	2018	Variation
Circuit boards (units)	31,680	30,115	31,991	6.2%
PP Plastic Cards	192	177	248	40.1%
Glass packaging	19	17	20	17.6%
Plastic reagent packaging	25	22	23	4.5%
Red cell reagents (liters)	254,836	249,205	274,034	10.0%
PVC pellets, flat tubes and sheets	623	429	573	33.5%
Total	**859**	**645**	**864**	**34.0%**

(*) Figures updated according to new consolidation criteria. Starting in 2018, all types are consolidated into a single PCV category.

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Main materials consumed Hospital - Absolute value (T)	2016	2017	2018	Variation
PP, pellets and flat tubes	219	522	618	18.4%
Glucose	79	254	206	-18.9%
Sodium chloride	165	176	212	20.5%
Glass packaging	1,355	1,117	800	-28.4%
Total	**1,818**	**2,069**	**1,836**	**-11.3%**

Energy consumption

In 2018, Grifols consumed a total of 384.0 million kWh, compared to 353.6 million kWh in 2017. The Bioscience Division represents 87% of Grifols' total energy consumption. Higher consumption in absolute values stems from production increases and expansion of the plasma donation network. The Diagnostic Division's electricity usage was 34.3 million kWh, a 5% increase compared to 2017. The Hospital Division accounts for the remaining 4.2% of electricity consumed. Its energy consumption in absolute values was 16.3 million kWh, a 7% increase compared to 2017 despite a 16% increase in productive output. The Division improved its energy efficiency by relocating most of its manufacturing operations from the oldest plant in Murcia to a newer, more modern and efficient plant.

In terms of renewable energy, 4,905,592 kWh were consumed in Spain, Ireland and Italy.

Electricity consumption by division (kWh)

	2016	2017	2018
Bioscience	303,698,495	305,509,272	333,293,034
Diagnostic	24,020,385	32,816,148	34,367,035
Hospital	14,371,821	15,296,445	16,380,793
Total	**342,090,701**	**353,621,865**	**384,040,862**
Aigües de Vilajuïga			6,716
TOTAL			**384,047,578**

Cogeneration

Cogeneration figures	2016	2017	2018
Natural gas consumed (kwh)	101,044,947	85,979,380	89,417,050
Total electricity generated (kwh)	37,802,940	35,024,990	32,984,680
Useful heat recovered (kwh)	27,335,440	23,134,790	25,266,980
Global output	71.5%	68.0%	71.6%
Primary energy saving (pes)	18.9%	17.0%	17.6%
Co2 emissions (t)	18,101	15,612	16,315
Co2 emissions savings (t)	3,416	3,277	3,492

Natural gas

The consumption of natural gas in 2018 totaled 415 million kWh, a 6% increase over the previous year. Most consumption derives from the Bioscience Division, which represented 87% of the total in 2018. The division increased its usage by 5% due to higher production output and expansion of the plasma center network. The Diagnostic Division also increased its consumption following validations for the Emeryville plant. The Hospital Division's consumption remained stable despite increasing its yearly manufacturing output. The division relocated most of its operations to a newer, more energy-efficient plant in Murcia, Spain.

In terms of geographic regions, 62% is consumed in the United States.

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Natural gas consumption by division (kWh)

	2016	2017	2018
Bioscience	336,692,316	342,916,221	358,704,138
Diagnostic	13,347,316	28,247,569	35,149,360
Hospital	19,761,841	20,451,580	20,886,079
Total	**369,801,473**	**391,615,370**	**414,739,577**

Other combustibles

The Bioscience Division also consumes other fuels including diesel, gasoline and propane, which are used in its own generators, equipment and vehicles. In 2018, 8,306 MWh were consumed, a 6% increase compared to the previous year due mainly to greater diesel consumption.

- **Climate change**

Grifols implements preventive pollution strategies to mitigate the environmental impact of its operations and the effects of climate change.

The company participates in the *Carbon Disclosure Project* (CDP), an annual program that evaluates the organization's strategy and performance with respect to climate change. The company received the CDP2018 participation questionnaire in June. Grifols obtained a "B Management" grade in 2018, the same score as last year. This rating indicates the company's strides to minimize atmospheric emissions by assessing its impacts, risks and opportunities, as well as the effectiveness of its policy and strategy framework toward reducing the negative impact of climate change.

SOCIAL AND PERSONNEL

PERSONNEL MANAGEMENT AT GRIFOLS

Grifols' success resides in the dedication and commitment of its workforce, which the company considers among its most important assets.

The company advocates an equal-opportunity policy in its selection processes, training initiatives, remuneration, promotions and professional development efforts, and fosters a culture of diversity, inclusion, equal opportunities and non-discrimination. To this end, Grifols has a range of standard, organization-wide of policies and guidelines:

- **Selection processes** follow Grifols Recruiting Policy to guarantee systematic hiring procedures that comply with current legal frameworks and support corporate values. As part of this commitment, Grifols bases its talent search on criteria including professional profile, functional profile, motivation and growth potential.

- In alignment with its **remuneration policy**, Grifols offers competitive pay packages and compensates employees who support the company's ongoing development and demonstrate solid individual and professional performance. As established in its corporate policies, each country offers remuneration and benefit systems adapted to their region.

- The company utilizes a Grifols Performance System (GPS) to promote the **professional development** of its talent pool. All employees are invited to carry out an annual performance review using this systematic process, which assesses their attitudes, performance and behaviors within the framework of Grifols' corporate values. The GPS allows employees to examine their strengths and areas for growth and co-create individual growth tracks and professional development plans.

- **Employee education** is an essential component of Grifols' professional development. Grifols strives to continuously train its talent pool with the necessary skills and competencies to successfully perform their jobs and prepare them for roles of greater responsibility in the future. The company established the

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GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report “Grifols Academy” in 2009 to enhance the skillset and leadership potential of its talent pool and cultivate dynamic forums for learning and knowledge-sharing. Every role at Grifols requires specific skillsets, competencies and attitudes that align with the company’s values. Grifols places a high value on teamwork, honesty, integrity, ethics and compliance at all levels of the organization. The Board of Directors and top-level executive team actively promote these values as mainstays of the corporate culture through: The Code of Conduct9 establishes guidelines for all Grifols employees when performing their diverse functions, as well as in their professional relationships. - Grifols Anti-Corruption Policy10 defines the standards of conduct for all employees, including executives and top-decision bodies. It applies to all subsidiaries and investees worldwide. Available for all employees, the policy advocates a “zero-tolerance approach” regarding any acts of corruption or bribery. - Diversity, inclusion, equal opportunity and non-discrimination: core aspects The diversity in Grifols’ workforce is grounded on a respect for individual differences including ethnicity, race, color, gender, age, physical appearance and ability/disability, and underlying characteristics like attitudes, religion and beliefs, education, nationality and personal trajectories. Diversity also encompasses sexual orientation, marriage and civil partnerships, gender identity and/or expression and other personal aspects. Grifols is proud of the diverse talents and abilities in its global talent pool. The sum of employees’ individual differences, life experiences, knowledge, singular abilities and talents undoubtedly enhance Grifols’ corporate culture and organizational outcomes. As a result of the company’s efforts to maintain a discrimination-free workplace, only 33 incidents of discrimination were reported in 2018 out of a total of 21,230 employees, compared to 48 incidents out of 18,296 employees in 2017 and 25 incidents out of 14.877 employees in 2016. Grifols thoroughly reviewed these claims, and although none was considered discriminatory in legal terms, there were actions taken including admonition, counseling and training to guarantee a discrimination-free environment. Diversity includes labor integration of persons with disabilities The company is committed to hiring individuals with disabilities. Grifols adopts alternative measures when accommodating a disabled individual is not possible for technical or organizational reasons, as established in the General Law on Persons With Disabilities, applicable to private and public-sector firms in Spain. As of 2018, 461 people with some type of disability form part of Grifols’ talent pool (61 in Spain and 400 in the U.S.11). Grifols promotes universal access to people with disabilities. Its accessibility principles include the removal of architectural barriers and pledge of equal opportunities for persons with disabilities. The company’s new buildings and installations comply with current legislation and necessary structural reforms are carried out when necessary. 9 See https://www.grifols.com/documents/51507592/51526483/internal-code-of-conduct-2016-en.pdf/d03bff73-e6cc-481a-bdfa-32eb6efb6ac9 10 Available at https://www.grifols.com/en/corporate-policies 11 This indicator scope excludes Biotest USA and Goetech companies. 26

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Equal opportunities Grifols makes no distinction between men and women in its hiring practices, compensation or benefits packages. In accordance with the Grifols Equal Opportunities philosophy, salaries for new incorporations are the same regardless of gender. The company has equal-opportunity programs in place in alignment with its policy of non-discrimination and equal opportunity, and in compliance with the Equality Act 3/2007 of 22 March. As outlined in Grifols’ Equality Program, the Equality Committee is responsible for monitoring the system, including periodical and objective evaluations. Among the actions included since it was set in 2014 are: - - - Distribution of Equal Treatment and Opportunities Program. Incorporation of training activities on equality issues, as part of Grifols’ Professional Development Plans Consolidation of the positive action measures outlined in Art. 11 and 18 of the XVII Chemical Industry General Agreement regarding recruitment and hiring practices, by which candidates of the under-represented sex in the professional area or segment in question are given preference, all other issues being equal, i.e. competencies, skill and suitability. Increase awareness to prevent sexual and gender-based harassment throughout the organization and roll-out of a harassment prevention protocol. Flexible working arrangements and work-life balance initiatives. Training initiatives to raise awareness and encourage the use of inclusive language. - - - These actions align with the core principles established in Grifols Code of Conduct and Code of Ethics for Executives. The company continues to focus on a range of areas of intervention. These include actions to advance equalitarian organizational management; increase female representation in management bodies; contribute to eliminating pay gaps in positions of equal value; promote flexible work and work-life balance policies; and ensure internal and external communications use inclusive language and convey a gender-neutral approach, as established in the company’s official information channels on equal opportunities and the importance of language. Work organization and work-life balance Effective equality is promoted through work-life balance measures that allow employees to reconcile their professional and personal commitments. Grifols continues to integrate work-life balance policies in the organization. In 2018, the company rolled out two important measures: A Friday workday of 8 a.m.-3 p.m. in Grifols’ centers in Spain for employees with standard business hours; and the option of dividing up one vacation day per year. In the U.S., all vacation days may be divided into half-day allotments. Grifols does not have “right to disconnect” policies. Anti-discrimination policy in the U.S. The company complies with the Office of Federal Contract Compliance Programs (OFCCP) of the U.S. Department of Labor, which requires employers like Grifols to take active steps to ensure equal-opportunity employment and prevent discrimination based on race, gender and disability, among others. These Affirmative Action Plans (AAPs) to promote the employment of women and legally protected minority groups apply to companies with more than 50 employees. In 2018, Grifols’ AAPs led to 96 concrete action plans, a 40% increase compared to 2017 (57 action plans). 27

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- **Grifols' workforce**

In 2018, Grifols' workforce included 21,230 employees, growing more than 16% compared to the previous year (18,296 employees in 2017). The number of women increased in all professional categories, especially in occupational positions (+37%), to 1,379 women; management (+25%) to 590 women; and top management (+24%) to 172 women.

The evolution of Grifols' workforce in 2018 and the positive impact of its proactive talent management strategies are summarized in the following data:

- 59% women and 41% men.
- 98.3% permanent contracts overall and 98.7% in the case of women.
- More than 51.7% of employees are between 30 and 50 years old.
- 93.8% of employees work full time: 92.4% in the case of women.
- Women comprise 32% of top management positions.

Distribution of employees by country

	Employees	%
Spain	3,858	18.2%
USA	15,299	72.1%
Rest of the World	2,073	9.8%
Total	**21,230**	**100.0%**

Distribution of employees by gender and type of contract

	2016			2017			2018		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	7,889	176	**8,065**	10,329	186	**10,515**	12,402	164	**12,566**
Men	6,577	235	**6,812**	7,548	233	**7,781**	8,464	200	**8,664**
Total	**14,466**	**411**	**14,877**	**17,877**	**419**	**18,296**	**20,866**	**364**	**21,230**
%	97.2%	2.8%	**100.0%**	97.7%	2.3%	**100.0%**	98.3%	1.7%	**100.0%**

Distribution of employees by region and type of contract

	2016			2017			2018		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
North America	10,553	3	**10,556**	13,670	1	**13,671**	15,330	0	**15,330**
Europe	3,540	385	**3,925**	3,829	386	**4,215**	5,119	348	**5,467**
Rest of the world	373	23	396	378	32	410	417	16	433
Total	**14,466**	**411**	**14,877**	**17,877**	**419**	**18,296**	**20,866**	**364**	**21,230**

Distribution of employees by age

	2016	2017	2018
<30	3,871	5,503	6,528
30-50	8,378	9,754	10,988
>50	2,628	3,039	3,714
Total	**14,877**	**18,296**	**21,230**

Distribution of employees by gender and workday

	2016			2017			2018		
	Full-time	Part-time	Total	Full-time	Part-time	Total	Full-time	Part-time	Total
Women	7,477	588	**8,065**	9,861	654	**10,515**	11,610	956	**12,566**
Men	6,625	187	**6,812**	7,571	210	**7,781**	8,306	358	**8,664**
Total	**14,102**	**775**	**14,877**	**17,432**	**864**	**18,296**	**19,916**	**1,314**	**21,230**
%	94.8%	5.2%	**100.0%**	95.3%	4.7%	**100.0%**	93.8%	6.2%	**100.0%**

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Distribution (%) by professional category and gender

	2017			2018		
	Women	Men	Total	Women	Men	Total
Top management	29.0%	71.0%	472	32.0%	68.0%	542
Senior management	40.0%	60.0%	490	41.0%	59.0%	495
Management	44.0%	56.0%	1,074	48.0%	52.0%	1,224
Senior professional	45.0%	55.0%	1,631	47.0%	53.0%	1,816
Professional	51.0%	49.0%	1,978	56.0%	44.0%	2,474
Administratives/ Manufacturing operators	63.0%	37.0%	12,651	64.0%	36.0%	14,679
Total	**57.0%**	**43.0%**	**18,296**	**59.0%**	**41.0%**	**21,230**

Distribution (%) by professional category and age

	2017				2018			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Top management	0.0%	46.0%	54.0%	472	1.0%	40.0%	59.0%	542
Senior management	0.0%	63.0%	37.0%	490	0.0%	59.0%	41.0%	495
Management	2.0%	68.0%	30.0%	1,074	2.0%	63.0%	35.0%	1,224
Senior professional	6.0%	70.0%	24.0%	1,631	6.0%	69.0%	25.0%	1,816
Professional	15.0%	68.0%	17.0%	1,978	15.0%	67.0%	18.0%	2,474
Administratives/ Manufacturing operators	40.0%	48.0%	12.0%	12,651	41.0%	46.0%	13.0%	14,679
Total	**30.0%**	**53.0%**	**17.0%**	**18,296**	**31.0%**	**52.0%**	**17.0%**	**21,230**

The U.S. and Spain represent 90.2% of Grifols' workforce. In these countries, there were 1,255 dismissals in 2018: 25 in Spain and 1,230 in the United States[6]

Breakdown by gender[6]

	2018		
	Women	Men	Total
SPAIN	13	12	25
USA	840	390	1,230
Total	**853**	**402**	**1,255**
%	68.0%	32.0%	**100.0%**

Breakdown by age[6]

	2018			
	<30	30-50	>50	TOTAL
SPAIN	3	16	6	25
USA	590	515	125	1,230
Total	**593**	**531**	**131**	**1,255**
%	47.3%	42.3%	10.4%	**100.0%**

Breakdown by professional category[6]

2018	SPAIN	USA
Top management	1	8
Senior management	4	4
Management	3	10
Senior professional	5	16
Professional	4	31
Administratives/ Manufacturing operators	8	1,161
Total	**25**	**1,230**

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- **Gender pay gap**

The gender pay gap refers to the difference between men's and women's wages and salaries, calculated as the differential between the average salary of both divided by the average salary of men.

Grifols provides gender pay gap information per professional category of its workforce in Spain and the U.S., which together represent more than 90% of the group's workforce.

The last report of the World Economic Forum (WEF) places the gender pay gap at 68%. This means that, on average, there is still a gap of 32% to close. To date, no country has reached parity and only seven countries have closed at least 80% of the gap. In Spain, the latest available data from Eurostat[12] places the gender pay gap adjusted per hour at 14.2%.

In the United States, the U.S. Census Bureau reported that full-time female employees receive, on average, 80% of salaries paid to male employees. The OECD[13], on the other hand, data places the gender pay gap at 18.2%.

Grifols is committed to effective equality, which includes equal pay for work of equal value. The data reported in 2018 highlight the company's efforts to gradually reduce the gap across all professional categories:

Gender pay gap by job category in Spain

Job Category	Gender gap 2018	Gender gap 2017
Top management	13.8%	27.1%
Senior management	5.4%	9.3%
Management	9.7%	12.3%
Senior professional	9.0%	9.7%
Professional	6.3%	8.5%
Admin./Manuf. Operators	2.8%	3.3%

Gender pay gap by job category in the U.S. – plasma centers

Job Category	Gender gap 2018	Gender gap 2017
Top management	3.0%	11.6%
Senior management	1.2%	3.9%
Management	9.5%	1.1%
Senior professional	3.3%	1.5%
Professional	6.8%	6.0%
Admin./Manuf. Operators	0.0%	-1.5%

Gender pay gap by job category in the U.S. – rest of activities

Job Category	Gender gap 2018	Gender gap 2017
Top management	11.3%	15.8%
Senior management	1.6%	2.9%
Management	4.5%	4.7%
Senior professional	2.6%	2.2%
Professional	5.2%	3.1%
Admin./Manuf. Operators	4.7%	4.2%

Salary differences between men and women are often indicative of the company's organizational structure. Grifols has proportionally more women than men in its plasma collection centers and, proportionally, with

[12] *Source: Eurostat 2016.* https://ec.europa.eu/eurostat/web/equality/overview
[13] *Source: Organisation for Economic Co-operation and Development. Gender Wage Gap OECD, 2017*

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more men in its senior leadership team. Most of the gender pay gap is attributable to this organizational profile.

The company is committed to gradually improving this situation and plans to deepen its understanding of its root causes in 2019. Based on this analysis, the action plan will be updated to implement solutions that are practical and beneficial for Grifols' talent pool.

- **Average wage[14] by category and gender**

Spain

Job Category		Fixed Wage-average 2018	Fixed Wage-average 2017
Top management	Women	134,008.0 €	107,557.8 €
	Men	155,492.2 €	150,585.0 €
Senior management	Women	76,002.9 €	72,133.4 €
	Men	80,315.1 €	77,055.0 €
Management	Women	51,989.7 €	49,121.8 €
	Men	57,588.3 €	55,165.6 €
Senior professional	Women	39,644.6 €	37,733.9 €
	Men	43,565.1 €	41,302.0 €
Professional	Women	34,304.5 €	32,889.7 €
	Men	36,628.8 €	35,895.2 €
Admin./Manuf. Operators	Women	25,558.4 €	24,834.2 €
	Men	26,290.0 €	25,621.2 €

USA – plasma center

UNITED STATES DONOR CENTERS			
Job Category		Fixed Wage-average 2018	Fixed Wage-average 2017
Top management	Women	$221,983.7	$200,139.7
	Men	$228,951.5	$226,335.0
Senior management	Women	$122,292.4	$165,157.7
	Men	$123,810.3	$171,934.4
Management	Women	$97,009.0	$102,137.6
	Men	$107,175.5	$103,319.9
Senior professional	Women	$85,205.8	$88,640.2
	Men	$88,145.0	$90,029.1
Professional	Women	$63,334.0	$62,199.8
	Men	$67,937.4	$66,202.0
Admin./Manuf. Operators	Women	$34,075.4	$33,722.4
	Men	$34,060.5	$33,228.4

[14] To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events.

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USA – rest of activities

UNITED STATES OTHER ACTIVITIES			
Job Category		Fixed Wage-average 2018	Fixed Wage-average 2017
Top management	Women	$208,103.9	$208,363.0
	Men	$234,554.7	$247,426.3
Senior management	Women	$159,042.8	$155,342.7
	Men	$161,570.1	$159,904.8
Management	Women	$121,734.5	$118,288.1
	Men	$127,429.6	$124,162.7
Senior professional	Women	$100,294.3	$97,407.7
	Men	$102,983.8	$99,616.8
Professional	Women	$71,395.5	$70,395.3
	Men	$75,281.2	$72,612.4
Admin./Manuf. Operators	Women	$53,490.9	$53,461.9
	Men	$56,142.5	$55,777.4

- **Average wage by age**[6]

Spain

Age	Fixed Wage-average 2018	Fixed Wage-average 2017
<30	27,513.1 €	28,310.4 €
30-50	36,491.9 €	37,174.0 €
>50	53,363.3 €	53,587.2 €

USA

Age	Fixed Wage-average 2018	Fixed Wage-average 2017
<30	$32,877.5	$31,022.7
30-50	$57,849.5	$56,864.3
>50	$84,747.4	$86,057.3

- **Average retribution of board members and executives by gender**

In Euros	Women	Men	Total
Average total wage	222,289.4	279,777.4	261,371.2
Directive employees and BoD members	146	310	456
Gender Gap			20.5%

- **Contributions to long-term savings systems**

In Spain, retirement savings form part of a public social protection system. The U.S. model offers a very limited range of basic services, transferring pension coverage to the private sector and individuals' own initiative.

Considering the characteristics of each country's model and current legislation, Grifols' contributions toward pension plans in 2018 may be summarized as follows[6]:

In thousands of euros	Men	Women	Total
SPAIN	437.2	339.9	**777.1**
USA	9,301.2	8,135.4	**17,436.6**
Total	**9,738.4**	**8,475.3**	**18,213.7**
%	53.5%	46.5%	100.0%

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HEALTH AND SAFETY

- **Health and safety management**

Grifols' Health and Safety Policy advocates a rigorous system of occupational health, safety and risk-prevention in the workplace. The policy guarantees that all of the group's companies, as well as collaborating companies, act in accordance with country-specific regulations, rules, provisions and legislation, as well as with Grifols' own health and safety standards.

The Occupational Health and Safety Department establishes corporate objectives and each center determines its annual safety and health initiatives. The department also monitors the Occupational Health and Safety Systems of Grifols subsidiaries through corporate audits. International subsidiaries employ their own individual systems in line with their specific markets and corporate policies.

Grifols employees actively participate in the company's occupational health and safety teams and committees to help identify and control risks, and promote new ideas surrounding the issue.

Grifols' centers in Spain are OHSAS 18.001:2007-certified. International subsidiaries employ their own systems in accordance with their corporate policies and specific countries.

Grifols' risk-prevention department offers guidance to the entire group, monitoring the occupational safety and health program on three distinct levels:

- Monthly monitoring of key performance indicators
- Advisory visits in all companies and follow-up of preventive plans
- Corporate audits

Identification of risks	Integrated during the design phase of new installations, modification of production processes and acquisition of new equipment.
Training and awareness programs on occupational health and safety	Guarantees that all employees receive information and training on risk prevention. Offered to new hires, employees with new job responsibilities and in the case of operational changes. Training is adapted to function and workplace.
Employee health and well-being initiatives	Grifols has various programs to promote the wellbeing of its employees in the main countries where it operates. In this U.S., this includes a personal health advisor, biometrics, etc. In Spain, health programs are reinforced with medical teams and physiotherapists in the field. In addition, during a week is foccus on health and safety where sports activities are supported.

- **Progress in 2018**

Grifols' employees in Spain and the U.S. represent 90,2% of its workforce. The accident rate[15] in 2018 is as follows:

	USA 2018		Spain 2018		Formula
	Women	Men	Women	Men	
No. of work accidents with sick leave* (LTI) without sick leave (NLTI) and first aids (FA)	532	232	96	143	Total no. of work-related accidents with sick leave (non itinere); without sick leave and first aids
Total number of work-related accidents resulting in sick leave* (LTI)	39	27	28	51	No. of work accidents with sick leave (non itinere)
Accident frequency rate	2.8	2.5	10.7	15.1	No. of work accidents with sick leave (non itinere)/no. total hours of real hours worked *10^6
Degree of severity	0.08		0.4	0.4	No. of days not worked for work accidents with sick leave (non itinere)/no. Total real hours worked *10^3 No. of lost days is calculated as the difference between calendar days (not including weekends and holidays) between the leaving date and the entry date
** Within the accidents calculation, occupational diseases occurring in Spain are included: 1 for men and 1 for women*					

[15] *The severity index breakdown by gender is not available in this reporting period in the US.*

33

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Grifols investigates all accidents, both with and without sick leave, minor incidents and accidents on work commutes in countries where it is regulated as part of its on-going efforts to improve its prevention systems. In 2018, Grifols launch a corporate program Behavioral Based Safety (BBS) to encourage managers to support safety behaviors amongst its teams. This program has been implemented in productive companies and is scheduled to be implemented in Ireland and Spain in 2019. In Grifols’ manufacturing plants, plasma-related processes follow strict protocols. Technical, organizational and personal prevention measures are adhered to at all times, resulting in a low frequency of occupational disease. Plasma centers pose a potential risk of contagion from contact with blood at the time of extraction. For this reason, Grifols has implemented an exposure control program to foresee and efficiently act in case of an incident. Absenteeism The occupational health, safety and wellbeing of Grifols’ employees have a direct impact on absentee rates. The company works with an absenteeism management model with established benchmarks to quantify its cost impact. Grifols implemented several measures to foster the integrated health management of its workforce in order to address the root causes of absenteeism. These measures include complementing accident insurance and corporate medical services with physiotherapy sessions to prevent musculoskeletal injuries. The company also carries out awareness sessions, return-to-work interviews after extended sick leaves, and communication protocols for employee absences. Breakdown of absenteeism hours in Spain16: PROFESSIONAL DEVELOPMENT AND TRAINING Grifols recognizes the importance of professional development to remain competitive in today’s dynamic international environment. In 201817, Grifols employees collectively received 2.5 million training hours. Women received 65.9% of total training hours and men received the remaining 34.1%. In terms of areas of focus in 2018, the company concentrated its efforts on promoting Grifols’ corporate culture, developing leadership competencies, and maintaining its trademark high standards of quality, safety and technical excellence. Grifols Academy offers ongoing educational opportunities in Spain and the United States focused along three main lines: professional development, plasmapheresis and immunohematology. In 2018, roughly half of Grifols managers took part in at least one leadership development offering. The company also runs an executive development program in collaboration with ESADE (Barcelona) and Georgetown University’s McDonough School of Business, now in its second year. The program enables Grifols employees to enhance their strategic thinking, better anticipate change and elevate their leadership potential. The company offers other leadership-competency programs that explore emotional intelligence, problem resolution and decision-making. 16 Due to regulatory differences between countries, only the absenteeism rate is reported in Spain, where it set a material issue. 17 In 2018 there was a change in the reporting criteria, including as of this year the total number of hours of on-job training in the USA plasma centers. This figure is therefore not comparable to that reported in 2017. 34 Illness Illness. Hospit. Work accident Maternity/Paternity Paid Leave Unpaid Leave TOTAL Women Men 114,632 12,153 11,041 54,978 27,582 1,334 221,720 87,196 24,282 9,764 14,719 26,001 3,636 165,598 Total 201,828 36,435 20,805 69,697 53,583 4,970 387,318

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Consolidated Directors' Report

Breakdown in training hours by professional category

	2018		
	Women	Men	Total
Top management	5,574	11,901	**17,475**
Senior management	7,853	12,157	**20,010**
Management	17,151	24,455	**41,606**
Senior professional	41,691	60,673	**102,364**
Professional	46,262	53,488	**99,750**
Administratives/ Manufacturing operators	1,556,125	705,134	**2,261,259**
Total	**1,674,656**	**867,808**	**2,542,464**

EMPLOYEE VALUE PROPOSITION (EVP)

In 2018, Grifols' Human Resources and Corporate Communications finalized the design of the Employee Value Proposition (EVP). This initiative reinforces Grifols' branding and market position as a top employer.

The EVP communication campaign targeting employees and job candidates will launch in 2019 using a multi-channel approach to bolster Grifols' position as an outstanding employer.

COLLECTIVE LABOR RELATIONS

The Spanish labor system establishes two classifications of employee representatives: union representatives and unit representatives, who serve as members of employee committees and personnel delegates.

Grifols has corporate committees in several of the group's companies and union delegates that oversee specific duties in accordance with current legislation. The company advocates an open and transparent flow of communication with employee representatives. To the extent possible, Grifols strives to centralize cross-cutting issues that require collective bargaining. For this reason, Grifols created a forum in 2018 aimed at encouraging dialogue among committee members.

- **Collective labor agreements**

Employees in some of Grifols' subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are covered under collective agreements. In 2018, 4,246 employees were covered under this type of agreement, representing 20% of Grifols' workforce.

In 2018, in the framework of the collective labor agreement in Spain, the "variable remuneration agreement" was signed, in which it was included three specific points related to health.

- **Employee representation in formal joint management-worker health and safety committees**

In Spain, Chile and Germany, where labor committees are required by law, Grifols has employees designated on occupational health and safety risk prevention committees. OHS meetings ensure regular communication in these countries.

In 2018, 66% of employees in Spain have been represented by a joint occupational health and safety committee. In Chile and Germany, 100% of employees have been represented in these meetings. In

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subsidiaries with no formal representation, Grifols regularly communicates and consults with its workers, who establish committees that encourage employees participation and input. Each subsidiary decides on the frequency of these meetings and establishes follow-up plans, action items and concrete measures that stem from them.

HUMAN RIGHTS

Protecting and respecting human rights forms an intrinsic part of Grifols, guided by its mission to enhance the health and wellbeing of people worldwide and it staunch commitment to promote the wellbeing of residents in the communities where it operates.

Using international frameworks as reference points (United Nations Global Compact, UN Guiding Principles on Business and Human Rights, OECD guidelines for multinational companies, ILO declaration on multinational enterprises), the company does its utmost to support and promote human rights in everything it does. The company takes concrete actions to avoid infringing on the rights of third parties and prevent any potential adverse impacts.

Grifols' Code of Ethics applies to all activities and operations carried out by employees and collaborators on the company's behalf to ensure strict compliance with current legislation. This commitment also includes protecting human rights. To this end, the company offers a Grifols Ethics Helpline open to employees and third parties to report any concerns regarding human rights violations or cases of ethical misconduct. All allegations follow a standard operating procedure to ensure that all claims are properly investigated and resolved, and that corrective actions are taken, if necessary.

The Grifols Ethics Helpline received 230 calls in 2018 (170 calls in 2017). The company actively encourages people to use the helpline in all of its countries of operation.

Breakdown of helpline calls in 2018:


2.3
9.2
37.4
71.3
4.6
4.6
11.5
32.2
50
General concern
Workplace harassment
Misconduct or inappropriate behavior
improper employment or disciplinary action
Discrimination
Conflict od interest
Safety, health and environment

COMBATTING CORRUPTION AND BRIBERY

Grifols is a global company committed to strict compliance with all applicable laws and norms in the countries where it operates. Supervised by the International Compliance Review Board, the compliance program includes policies and procedures to foster ethical conduct and fulfillment of anti-corruption norms throughout the organization (Ethics & Compliance). Promoting integrity and transparency regarding data processing, money laundering, conflicts of interest and third-party interactions are among its main priorities.

The Grifols Code of Ethics for Directors and Senior Executives, the Grifols Code of Conduct, and the Grifols Anti-Corruption Policy form the foundation of the company's compliance program. Other policies and

36

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report procedures related to explicit legal domains, compliance risks and country-specific requirements complement this program. Among this area’s achievements in 2018 was the approval of the crime-prevention policy. Crime prevention policy In 2018, Grifols’ Board of Directors approved the crime prevention policy, aimed at reinforcing the company’s unequivocal rejection of the commission of crimes, criminal acts or any other type of unethical behavior, and its steadfast determination to prevent and combat these actions. The Crime Prevention Policy is available to all employees and third parties on the Grifols corporate website. This policy was developed through the roll-out of the Crime Risk Management System, or CRSM. The objective of the CRMS is to assure public administrations, judicial and administrative ,and third parties that Grifols effectively exercises the requisite supervision, monitoring and control over board members, executives, employees, subsidiaries and other individuals by establishing measures to prevent crime or reduce their risk of commission. In accordance with current legislation, an independent expert annually reviews the CRMS to ensure an effective crime-prevention system is in place, with appropriate crime-detection and prevention control measures, both in terms of design and operative efficiency. Anti-corruption policy Approved by the Board of Directors’ Audit Committee, Grifols’ Anti-Corruption Policy establishes appropriate standards of behavior for executives, employees and third parties that collaborate in the company’s day-to-day operations. Grifols reinforces compliance through various review processes. The leadership teams in Grifols’ subsidiaries and other members of the executive team ensure that the policy is implemented in their areas of responsibility. Grifols Anti-Corruption Policy is available to all employees on the corporate website. Specific training is offered to Grifols employees and members of its corporate governance board whose roles make them more likely to witness ethical breaches. Grifols enforces a “zero-tolerance” approach to acts of bribery and corruption by any and all members of the company and third parties. Violations of Grifols Anti-Corruption Policy may lead to disciplinary actions including termination of employment. In 2018, Grifols had no confirmed incidents of corruption in where it operates. To guarantee compliance with anti-corruption policies and procedures, Grifols’ business associates are subject to a thorough process of due diligence prior to any authorization or completion of commercial transactions. Similarly, contracts include an annex on Grifols’ current anti-corruption policy and international distributors carry out mandatory annual online training on the Foreign Corrupt Practices Act (FCPA). Distributors are also required to provide annual certifications of compliance with Grifols’ anti-corruption policy, signed by the general manager or similar. Distributor contracts include clauses that grant Grifols the right to perform audits on an as-needed basis. These clauses stipulate the termination of business relationships if Grifols determines any breach of its anti-corruption rules. Money laundering Grifols has established mechanisms, procedures and policies to prevent money laundering and respond to any possible breaches detected in the course of their business dealings. Prevention: The Code of Ethics, Code of Conduct and Anti-Corruption Policy include measures for the prevention of money laundering applicable all Grifols’ employees and activities. 37

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Detection: Some of the aforementioned policies and procedures also permit taking concrete actions to detect the risk of money laundering. The company has a communication channel open to employees and third parties to anonymously report any concerns of possible ethical misconduct (Grifols Ethics Helpline).

Reaction and response: Grifols has a reaction and response protocol, as well as a sanctions system, to amend any claims of unethical behavior or irregularities using all means possible, and if necessary, take corrective actions to prevent them from happening in the future. Grifols also collaborates with the competent authorities in each country to combat money laundering and the financing of terrorist activities. To this end, it is committed to providing all information requested in accordance with current legislation and reporting any suspicious transactions.

SOCIAL COMMITMENT

As a global healthcare company, patients and medical professionals are at the very heart of Grifols' activities. For this reason, the company ensures that all of its processes integrate the highest standards of quality and safety. Each division adheres to rigorous policies and procedures to guarantee the safety and quality of Grifols' products throughout the value chain. The firm's vertically integrated business model permits even greater control over its production processes.

SUPPLIER RELATIONS

- ### Supply management

Each Grifols division has qualified suppliers whose technical, management and control capabilities have been previously evaluated and approved by the corresponding control overseers. The company subjects all suppliers of materials or services that could impact the quality of Grifols' products to a prior authorization process. Qualifications are granted for a specific material or service.

Grifols carries out on-going evaluation procedures for suppliers that vary depending on the level of risk their material or service and its impact on the value chain. The company conducts routine audits to evaluate and monitor new suppliers. The following audits were conducted in 2018:

DIVISION / AREA	TYPE OF SUPPLIER	NO. OF QUALITY AUDITS IN 2018	RESULTS
Bioscience Division	Raw material suppliers	179	174 Favorable 1 NoT Favorable Rest pending evaluation and final report
	Service suppliers (cleaning services, analysis, warehouse, transport, CROs for clinical trials)	63	57 Favorable 1 No Favorable Rest pending evaluation and final report
Diagnostic Division	Raw material suppliers	15	15 Favorable
	Service suppliers (manufacturers of semi-finished or finished goods, warehouses, etc.)	4	4 Favorable
Hospital Division	Raw material suppliers	8	8 Favorable
	Service suppliers	2	2 Favorable
Grifols global subsidiaries	Distributors	73	56 Favorable Rest pending evaluation and final report
	Transport companies	18	12 Favorable 2 No Favorable Rest pending evaluation and final report
	Service suppliers (warehouse, courier services, analytical labs, etc.)	25	21 Favorable 1 No Favorable Rest pending evaluation and final report
Others (Grifols Engineering, GWWO,Kiro)	Service suppliers (engineering firms, transport companies, etc.)	35	35 Favorable
TOTAL		**422**	**384 Favorable 5 Not Favorable 33 pending evaluation and final report**

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Consolidated Directors' Report

The audits conducted on raw material and service providers focus on the quality and safety of the products and services supplied. Some Grifols companies require their suppliers to have environmental certifications such as ISO 14000 (for environmental management systems) ad OSHAS (for occupational health and safety management).

- **Plasma as a raw material**

Plasma is the main raw material used by the Bioscience Division. The generosity of donors allows the company to produce life-saving medications for patients.

Grifols only uses plasma from qualified donors collected in centers that have been approved by the competent health authorities. Donors undergo annual medical exams and routine health screenings before every donation. Eighteen (18) analyses certify the safety and quality of the plasma collected.

Grifols does not discriminate on the basis of race, gender or socioeconomic status. The company only accepts healthy donors who are committed to the donation process, have proof of a permanent local residence and meet rigorous health and safety criteria.

CONSUMER RELATIONS: PATIENTS AND HEALTHCARE PROFESSIONALS

The manufacture of medicines and medical devices is regulated. Rigorous legislation, both in Europe and globally, ensures proper patient protection. Furthermore, the company is exceptionally transparent with regard to its interactions with healthcare professionals and healthcare organizations.

- **Safety and health measures**

Grifols has a pharmacovigilance system to monitor adverse reactions from the administration of its plasma-derived medicines and a surveillance system to control adverse reactions arising from the use of its medical devices.

All activities and requirements of the Pharmacovigilance System and Medical Device Surveillance System are described in Grifols Standardized Operating Procedures, which are periodically updated to adapt to current legislation.

Grifols also conducts periodic internal audits on both systems as part of its quality-control compliance framework. These systems are subject to external inspections by the competent health authorities.

Breakdown of its application by division:

DIVISION / AREA	TYPE OF PRODUCT	PHARMACOVIGILANCE SYSTEM	MEDICAL DEVICE SURVEILLANCE SYSTEM
Bioscience	Medicines	Applicable	Not applicable
Diagnostic	Medical devices	Not applicable	Applicable
Hospital	Medicines and medical devices	Applicable	Applicable

- **Pharmacovigilance system for medications**

Pharmacovigilance encompasses all activities related to the detection, evaluation, understanding and prevention of adverse effects or other problems arising from the use of medicinal products. Grifols has a robust and consolidated pharmacovigilance system. Each division has a manager responsible for establishing and maintaining the system. In this role, they also guarantee 24/7 availability to attend health inspections requested by the competent authorities and respond to issues regarding the safety of Grifols' medicines or pharmacovigilance. Grifols complies with all applicable legislation

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- **Surveillance System for Medical Devices**

Manufacturers of medical devices are required to establish and maintain procedures to identify and monitor any adverse effects resulting from the use of these products. The divisions subject to this system each have a trained professional or technical director in charge of its maintenance. Grifols Medical Device Surveillance Systems complies with all legislation in force.

Grifols does not outsource its core Pharmacovigilance or Medical Device Surveillance activities to third parties.

- **Labels and package leaflets**

The information contained in product leaflets and labels complies with the standards and regulations applicable in each country where Grifols' products are marketed, including EU Medicines Directive 2001/83/EC and the U.S. 21 CFR Chapter 1, Subchapters C, D, F.

The possible adverse effects and contraindications described in the leaflets are based on data obtained from clinical studies conducted prior to the product's commercialization. These studies are approved and evaluated by the competent health authorities.

For medical devices, the information contained in the leaflets and labels is established in accordance with the standards and regulations applicable in each country.

The labeling and prospectus also include any mitigating effects identified by risk analyses, carried out in accordance with the application of risk management to medical devices (EN ISO 14971: 2012 Medical Devices), or those requirements communicated by health authorities following the review of the product licensing process.

- **Claims system**

Grifols' three divisions have claims systems established to register and review all notifications received from healthcare centers, patients and users with consumer appraisals regarding possible defects in product quality.

In each division, a trained professional or technical director is appointed to evaluate all claims received, including carrying out the appropriate inquiries and implementing corrective and preventative measures, if necessary.

DIVISION / AREA	CLAIMS RECEIVED / NO. OF UNITS PRODUCTS DISTRIBUTED
Bioscience Division (Medicines)	1 claim for every 34,592 units distributed
Hospital Division (Medicines)	1 claim for every 1,831,402 units distributed
Hospital Division (Medical Devices)	1 claim for every 84,087 units distributed
Diagnostic Division (Medical Devices)	N/A*

**Ratio not applicable for the type of product manufactured by the Diagnostic Division.*

40

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Product Recall System Each division has a Product Recall System to address confirmed critical defects in the quality or safety of products. The trained individual or technical director is responsible for managing the product withdrawal, including relevant communication with healthcare authorities. The claims and product withdrawal systems are outlined in the Standard Operating Procedures. The company internally audits them to verify their effectiveness and adaptation to current legislation. In addition, they are inspected by the competent health authorities. Transparency in interactions with healthcare professionals Interactions between the healthcare sector and healthcare professionals have an undeniably positive impact to advance patient care and research, creating tangible value and furthering the efforts of everyone involved. Grifols voluntarily adopted the European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code in 2015. In 2018, for the third consecutive year, the company disclosed all payments and other transfers of value made in 2017 to healthcare professionals and organizations in 33 European countries, including Spain. Grifols publishes a Methodology Note, as well as the country-specific reports on transfers of value made by Grifols to healthcare professionals and organizations during 201718. Transfers of value made in 2018 will be published on Grifols’ website on July 1, 2019: www.grifols.com. Although the EFPIA Code applies to medicines, Grifols voluntarily decided to extend this transparency initiative to transfers unrelated to medicines and to its three divisions: Bioscience, Diagnostic and Hospital. In the U.S., the PPS Act or Open Payment Program Law obliges manufacturers of biological products and medical devices to disclose all the information related to payments and transfers of value made to certain professionals and organizations, including doctors and health professionals and university hospitals. Grifols applies this transparency policy in the U.S.19 as stipulated by the competent authority (Centers for Medicaid and Medicare Services, or CMS). In addition to the U.S. and Europe, the company plans to implement transparency initiatives in other countries, including Australia and Japan. COMMUNITY CONTRIBUTIONS AND SPONSORSHIP “Educate, advocate, engage and support” are the four values that underline Grifols’ social engagement, which extends to its diverse stakeholders, including patients, donor communities, medical and scientific communities, clients, employees and local communities. In 2018, the company allocated EUR 33.3 million toward community outreach initiatives including EUR 2.1 million to the Ebola Project. In line with Grifols’ commitment to patients and patient organizations, the company develops and actively promotes educational, awareness and patient-protection programs and services. It also supports patient advocacy groups through product-donation programs and facilitating access to its treatments. These collaborations adhere to the principles of transparency and country-specific regulations, which define the types of information that must be publicly disclosed. In 2018, Grifols donated 25 million international units (IU) of factor VIII to the WFH Humanitarian Aid Program as part of its commitment to donate 140 million IU over a five-year timeframe. The donation will 18 Information available at https://www.grifols.com/documents/51507592/51526521/methodology-note-en-2017.pdf/17101a4c-0cf8-4567-be5c-638d5a8ac852 19 Information on transfer of value to healthcare professional in the U.S. in conformity with the Open Payments Program is available at www.cms.gov/OpenPayments/index.html according to local regulations 41

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report provide an average of 10,300 doses to treat 6,000 patients every year until 2021 in emerging markets, where access to adequate treatment is frequently lacking or non-existent. Grifols’ commitment to plasma donors extends to the communities where its centers are located. Plasma centers create added value for communities by generating employment, contributing taxes and stimulating the local economy. Grifols organizes community engagement events and gives back through charitable donations and volunteer programs. The active involvement of Grifols’ workforces in supporting local communities has been extremely significant. Collectively, Grifols’ employees have participated in hundreds of initiatives, including collecting supplies for U.S. schools, organizing Open Days and supporting communities affected by Hurricane Florence in North Caroline. The company also channels its social commitment through its two foundations: Víctor Grífols i Lucas Foundation and the Probitas Foundation. Detailed information on the scope of Grifols’ social engagement initiatives is available on the corporate website in the Corporate Responsibility Report: www.grifols.com Grifols is member in the following industry associations20: • FENIN: Federación Española de Empresas de Tecnología Sanitaria • MedTech Europe: European Trade Association representing the medical technology industries, Diagnosis and Medical Devices manufacturers. • EURORDIS: non-profit alliance of 826 rare disease patient organisations from 70 countries that work together to improve the lives of the 30 million people living with a rare disease in Europe. • The United States-Spain Council: an organization in which the US and Spanish leaders promote stronger ties between two countries • EUCOPE: Trade Association representing Small to Medium-Sized Companies Active in Pharmaceuticals & Medical Technologies in Europe • PPTA: Plasma Protein Therapeutics Association • ASEBIO: Asociación Española de Bioempresas • American Chamber of Commerce in Spain • AEF: Asociación Española de Farmacología • AES: Asociación de la Economía de la Salud • SESPAS: Sociedad Española de Salud Pública y Administración Sanitaria • SEFH: Sociedad Española de Farmacia Hospitalaria • SIGRE: Sistema Integrado de Gestión de Residuos de la Industria Farmacéutica • ISPE: International Society for Pharmaceutical Engineering • WHC: Wildlife Habitat Council • ESI: Environmental Stewardship Initiative of the North Carolina Department of Environmental and Natural Resources • ACS: American Chemical Society • Farmafluid: Asociación Española de Laboratorios Farmacéuticos de Fluidoterapia y Nutrición Parenteral • National Health Council (EEUU) • Biotechnology Innovation Organization (BIO) • AENE: Asociación Española de Fabricantes y Distribuidores de Productos de Nutrición Enteral • SENPE: Sociedad Española de Nutrición Parenteral y Enteral 20 It includes the most relevant organizations in which Grifols is a member. 42

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Consolidated Directors' Report

VALUE GENERATION: CREATION AND DISTRIBUTION

Grifols focuses its strategy on long-term profit and value creation. Toward this end, the company strives to create wealth for its various stakeholder groups by generating stable employment opportunities, promoting research, fostering the economic development in regions where it operates, and gaining the trust of stakeholders and investors to guarantee sustainable growth in line with its overriding mission to improve the health of patients.

Grifols' value creation in 2018 reached EUR 4,501.2 million, a 4% increase over the previous year. Nineteen percent (21%) of the value generated was allocated to its global talent pool, which grew by 15% in 2018 to 21,230 employees. Resources channeled to innovation totaled EUR 197.5 million and represent 5% to total generated value, while community investments totaled more than EUR 33,3 million. This figure includes research awards, educational programs and scholarships to promote global research; donations to foundations and NGOs; and a range of social outreach activities aimed at patients and local communities. The company contributed EUR 624.3 million in taxes, which represents 16% of total value generated.

The following tables offer an overview of Grifols' creation and distribution of economic value. As a whole, they highlight the company's efforts to ethically and responsibly manage its resources in strict compliance with the legislation in the countries where it operates:

Thousands of euros	2018
Value generated	4,501.2
Value distributed	4,023.8
Value retained	477.4

Ninety percent (90%) of Grifols' generated value in 2018 was distributed by the company:

Thousands of euros	Amount	% over total
Remunerations	849.4	21.1%
Tax contributions*	624.3	15.5%
Financial creditors***	360.2	9.0%
Dividends****	242.6	6.0%
Community investments	33.3	0.8%
Innovation**	197.5	4.9%
Purchase of raw materials and others	1,716.5	42.7%
TOTAL	4,023.8	

* Direct taxes, indirect taxes and taxes collected on behalf of third parties in Spain and the U.S. These include employee income taxes and taxes on shareholder dividends, among others.
** Innovation investments exclude personnel costs recorded in the "Worker retributions" section.
*** Payments to financial creditors include interest and capital.
**** Net dividend paid.

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2018 FISCAL OVERVIEW: CONTRIBUTIONS, PRINCIPLES AND BEST PRACTICES

- **Tax contributions**

Grifols upholds its commitment to contributing toward economic, social and industrial development through rigorous compliance with the tax laws in force in each jurisdiction and in line with OECD Guidelines for Multinational Enterprises.

Its diverse operations generate direct and collected taxes that are paid to tax authorities.

The company's direct tax contributions for the 2018 fiscal year totaled approximately EUR 372 million. This amount includes direct taxes such as corporate income tax, social security payments and taxes on products and services, as well as environmental taxes, which are paid in the countries where Grifols operates.

Grifols also contributes by collecting taxes derived from its operations on behalf of governmental authorities. In 2018, the company withhold EUR 252.2 million in third-party taxes, which were paid to the corresponding governmental authorities in the U.S. and Spain. These amounts primarily include income taxes and dividend taxes. Value added tax (VAT) and other taxes are not included in the tax contribution for 2018.

The principles that underpin the group's tax strategy are manifest in its contributions.

- **Tax contribution by region**

Grifols is taxed on the profits generated in the territories where it operates. Spain and the United States account for approximately 70% of the group's global revenues and the main industrial and R+D+i complexes are mainly located in these countries.

Thousands of euros	Profit*	Taxes paid**
Spain	9.7	1.8
United States	462.3	102.7
Ireland	40.3	14.7
Rest of the world	25.0	8.7

* *After-tax profits in 2018 excluding dividends.*
** *Net tax payable related to fiscal year 2018.*

In Spain, during fiscal year 2018, EUR 24 million were refunded as a result of anticipated tax payments above the net tax payable corresponding to previous years.

- **Grifols Fiscal Policy**

- Business decisions are tied to the payment of required taxes in all jurisdictions where the Group operates. For Grifols, tax compliance is a core element of its Corporate Social Responsibility policy, as well as a pillar of its economic contribution and social commitment.

- Grifols has no operations in territories qualified as tax havens. Its commercial operations with third parties based in such territories, or any others, are carried out as part of its ordinary industrial or commercial activity.

- In line with international taxation principles and recommendations by the OECD Committee on Tax Matters, Grifols rejects artificially shifting results to such territories or taking advantage of the information opacity that these territories may offer. Transparency in tax-related matters is a cornerstone of Grifols' tax policy.

- Grifols' system of internal information and control procedures significantly mitigates fiscal risk.

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- Grifols' tax policy is guided by a reasonable and prudent interpretation of the tax regulations in force in each jurisdiction.
- The company consults with reputable independent tax advisors before making business decisions that could have a tax impact.

- Grifols follows a transfer pricing policy for all operations with related parties that aligns with the principles of the main competent international organizations. This policy is reviewed on an annual basis.

- Grifols understands and supports tax contributions that adequately correlate with the structure and location of its activities, resources, human resources, and materials and business risks assumed.

- Grifols does not use artificial structures unrelated to its activity to reduce the tax burden or for profit shifting.

- Grifols fosters a cooperative and fluid relationship with tax authorities based on respect for the law, trust, good faith, reciprocity and cooperation.

- Grifols collaborates with the competent tax authorities to detect fraud and seek solutions to address fraudulent fiscal practices that may arise in markets where the company operates.

- In alignment with its commitment to transparency, Grifols does its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible.

On October 26, 2018, the Board of Directors of Grifols adhered to the Code of Good Tax Practices.

PUBLIC GRANTS

Thousands of euros	**Subsidies**
Spain	448.0
United States	1,624.0
Rest of the world	603.0

The grants received in Spain correspond mainly to initiatives related to the training of workers.

BASES FOR THE PREPARATION OF THE NON-FINANCIAL INFORMATION STATEMENT

In compliance with Law 11/2018, of December 28, regarding non-financial information and diversity, Grifols includes its Non-Financial Information Statement (EINF, for its initials in Spanish) in the Consolidated Management Report for the period January 1 to December 31, 2018. This EINF has been prepared taking into account the standards of the Global Reporting Initiative (GRI). For this, Grifols has defined its content taking into account the inclusion of stakeholders, the context of sustainability and the principles of materiality and completeness.

In order to examine Grifols' most significant non-financial aspects, the company performs an annual materiality analysis to identify the most relevant non-financial risks and issues which could impact its stakeholders. The detail on the followed methodology and the results of the materiality analysis are included annually in Grifols' Corporate Responsibility Report. The topics cited by Law 11/2018 of December 28 regarding non-financial information and diversity which the company has identified as material are outlined in the following table.

For the purposes of this consolidated EINF, Grifols S.A. and all its subsidiaries are considered as "Grifols". The reporting scope coincides with that of the financial statement and the consolidated management report taking into account the following considerations:

45

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report - Due to the complexity and global distribution of Grifols’ business operations, the scope of some of the non-financial indicators may differ from the established standard. In cases in which reported indicators have exceptions to the scope, these have been adequately identified and reasoned in each case. The selected and reported indicators cover, at least, 90% of the scope. - In the section related to environmental issues, all the quantitative data reported by Grifols represents both its production and commercial activity, except for the commercial subsidiaries with less than 10 employees and the acquisitions done after August 2018. The non-financial indicators selected by Grifols comply with the principles of comparability, materiality, relevance and reliability and the information is accurate, comparable and verified by an independent provider of verification services. The independent assurance report, which includes the objectives and scope of the process, as well as the review procedures used a nd their conclusions, is attached as an annex to this report. 46

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Consolidated Directors' Report

Index of contents required by Law 11/2018, of December 28, regarding non-financial information and diversity.

Law 11/2018 contents		Materiality	Placement in this report	Assurance on law 11/2018 contents	Reporting framework*
General information	Brief description of the group's business model (business environment and organization)	Material	Grifols' Business Model	✓	GRI 102-2 GRI 102-6
	Geographic presence	Material	Geographic presence	✓	GRI 102-3 GRI 102-4 GRI 102-6
	Objectives and strategies of the organization	Material	Grifols' Business Model	✓	GRI 103
	Main factors and trends that may affect its future evolution	Material	Risks and uncertainties	✓	GRI 102-15 GRI 103
Environmental issues	Management approach	Material	Grifols' General framework for environmental action	✓	GRI 103
	Environmental management	Material	Grifols' General framework for environmental action Evolution and action lines in 2018	✓	GRI 103
	Pollution	Material	Emissions	✓	GRI 305-6 GRI 305-7
	Circular economy and waste prevention and management	Material	Waste Sustainable use of resources	✓	GRI 306-1 GRI 306-2
	Sustainable use of resources	Material	Sustainable use of resources	✓	GRI 301-1 GRI 302-1 GRI 302-4 GRI 303-1 (2016)
	Climate change	Material	Emissions Climate change	✓	GRI 201-2 GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-5
	Protection of biodiversity	No material	Not reported because it is a non-material topic for the company.		Not applicable (non-material topic)
Social and employee related issues	Management approach	Material	Personnel management at Grifols	✓	GRI 103
	Employment	Material	Personnel management at Grifols Grifols' workforce Gender Pay Gap Average wage by category and gender Average wage by age Average retribution of board members and executives by gender Contributions to long-term savings systems Absenteeism	✓	GRI 102-8 GRI 103 GRI 201-3 GRI 405-1 GRI 405-2
	Work organization	Material	Work organization and work-life balance Collective labor relations	✓	GRI 103 GRI 403-2 (2016)
	Health & safety	Material	Health and safety	✓	GRI 103 GRI 403-2 (2016) GRI 403-3 (2016)
	Social relations	Material	Work organization and work-life balance	✓	GRI 103 GRI 102-41 GRI 102-43
	Training	Material	Professional development and training	✓	GRI 103 GRI 404-1
	Universal accessibility for people with disabilities	Material	Diversity includes labor integration of persons with disabilities	✓	GRI 103
	Equality	Material	Diversity, inclusion, equal opportunity and non-discrimination: core aspects	✓	GRI 103 GRI 405-1 GRI 406-1
Respect for human rights	Management approach	No material	Human Rights	✓	GRI 103
	Human Rights	No material	Human Rights	✓	GRI 102-16 GRI 102-17 GRI 103
Fight against corruption and bribery	Management approach	Material	Combatting corruption and bribery	✓	GRI 103
	Corruption and bribery	Material	Combatting corruption and bribery Community contributions and sponsorship	✓	GRI 102-16 GRI 102-17 GRI 103 GRI 205-1
Information related to society	Management approach	Material	Social commitment	✓	GRI 103
	Company's commitment with sustainable development	Material	Community contributions and sponsorship	✓	GRI 102-43 GRI 103 GRI 413-1
	Subcontracting and suppliers	Material	Supplier relations	✓	GRI 102-9 GRI 103
	Consumers	Material	Consumer relations: patients and healthcare professionals	✓	GRI 103 GRI 416-1 GRI 416-2
	Fiscal information	Material	Fiscal overview: contributions, principles and best practices 2018 Public grants	✓	GRI 103 GRI 201-4

** In the case in which the GRI standard or GRI specific content does not cover the entire Law 11/2018 requirement, the reporting criteria selected by Grifols has been followed in order to comply with the provisions of the aforementioned Law*

47

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 7.-TREASURY STOCK The operations carried out in 2018 with treasury stock are described in the annual accounts included as an annex to this report. 8.-SUBSEQUENT EVENTS No relevant subsequent events took place after the year-end 2018. 9.-FORESEEABLE DEVELOPMENTS OF THE GROUP Raimon Grífols Roura and Víctor Grífols Deu concluded their second year as co-CEOs, building on the track record of solid growth and consolidation as a diversified and profitable firm. True to its mission, Grifols aspires to grow and evolve as a global company capable of leveraging its wealth of collective knowledge and innovative spirit to improve patient care and support healthcare professionals. To reach this overriding objective, the company centers its efforts on business optimization, globalization, innovation, digitalization, talent development, and outstanding customer service. The company is committed to a path of sustainable growth. The cornerstones of its five-year strategic plan are innovation, to continue developing a differential product portfolio; enhanced customer centricity, to successfully address the evolving needs of global healthcare professionals and patients; global expansion, especially in the U.S. as a key market and emerging markets like China; corporate growth, via organic growth and corporate transactions amid in an increasingly competitive market; a robust human resources strategy focused on employee retention, talent development and on-going training; and promotion of the “One Grifols” philosophy to cultivate the continuous quest for knowledge and innovation through value-creating activities and transversal teams. More details on the trends and opportunities of the company’s diverse business areas and divisions may be found in “Non-Financial Information Statement” as part of the 2018 Consolidated Directors’ Report. 10.-ANNUAL CORPORATE GOVERNANCE REPORT The Grifols 2018 Annual Corporate Governance Report forms part of this Consolidated Directors’ Report. From the date of publication of Grifols’ consolidated financial statements, it is available on Grifols’ corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) website. Section E of the aforementioned report includes an analysis of the company's risk controls and management systems, and section F includes details of the internal control and risk management systems in relation to the financial information issuing process (“SCIIF”). 48

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ANNEX - NON-GAAP MEASURES RECONCILIATION

Reconciliation between recurring and reported Income Statement

In thousands of euros	2018	2017[1]	% Var
NET REVENUES	**4,486,724**	**4,318,073**	**3.9%**
COST OF SALES	(2,437,164)	(2,164,762)	12.6%
GROSS MARGIN	**2,049,560**	**2,153,311**	**(4.8%)**
% Net revenues	*45.7%*	*49.9%*	
R&D	(240,661)	(223,742)	7.6%
SG&A	(814,775)	(839,480)	(2.9%)
OPERATING EXPENSES	*(1,055,436)*	*(1,063,222)*	*(0.7%)*
OPERATING RESULT (EBIT)	**994,124**	**1,090,089**	**(8.8%)**
% Net revenues	*22.2%*	*25.2%*	
FINANCIAL RESULT	(257,244)	(269,251)	(4.5%)
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(11,038)	(14,051)	(21.4%)
PROFIT BEFORE TAX	**725,842**	**806,787**	**(10.0%)**
% Net revenues	*16.2%*	*18.7%*	
INCOME TAX EXPENSE	(131,436)	(220,236)	(40.3%)
% of pre-tax income	*18.1%*	*27.3%*	
CONSOLIDATED PROFIT	**594,406**	**586,551**	**1.3%**
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(2,236)	(1,386)	61.3%
GROUP PROFIT	**596,642**	**587,937**	**1.5%**
% Net revenues	*13.3%*	*13.6%*	
NON-RECURRING ITEMS			
Non-recurring items related to the Hologic acquisition	-	*(22,168)*	
Non-recurring items related to the Aradigm assets reassessment	-	*(88,897)*	
Non-recurring items related to the U.S. tax reform and tax related to other non-recurring items	-	*185,828*	
REPORTED GROUP PROFIT	**596,642**	**662,700**	**(10.0%)**

[1] Relates to the "2017 Recurrent P&L". The details of the non-recurrent items are disclosed below.

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Net revenues reported by division at constant currency

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED NET REVENUES	4,486,724	4,318,073	3.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	226,534		
NET REVENUES AT CONSTANT CURRENCY	**4,713,258**	**4,318,073**	**9.2%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED BIOSCIENCE NET REVENUES	3,516,704	3,429,785	2.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	186,084		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**3,702,788**	**3,429,785**	**8.0%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED DIAGNOSTIC NET REVENUES	702,265	732,369	(4.1%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	35,079		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**737,344**	**732,369**	**0.7%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED HOSPITAL NET REVENUES	119,454	105,649	13.1%
VARIATION DUE TO EXCHANGE RATE EFFECTS	3,137		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**122,591**	**105,649**	**16.0%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED BIO SUPPLIES NET REVENUES	167,004	66,791	150.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	3,272		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**170,276**	**66,791**	**154.9%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED OTHERS NET REVENUES	22,451	18,263	22.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,226		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**23,677**	**18,263**	**29.6%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED INTERSEGMENTS NET REVENUES	(41,154)	(34,784)	18.3%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(2,264)		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(43,418)**	**(34,784)**	**24.8%**

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Net revenues reported by region at constant currency

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED U.S. + CANADA NET REVENUES	2,974,429	2,896,505	2.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	173,578		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**3,148,007**	**2,896,505**	**8.7%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED EU NET REVENUES	800,274	686,983	16.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,119		
EU NET REVENUES AT CONSTANT CURRENCY	**801,393**	**686,983**	**16.7%**

In thousands of euros	12M 2018	12M 2017	% Var
REPORTED ROW NET REVENUES	712,021	734,585	(3.1%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	51,837		
ROW NET REVENUES AT CONSTANT CURRENCY	**763,858**	**734,585**	**4.0%**

Reconciliation of other figures

In millions of euros	12M 2018	12M 2017	% Var
R&D RECURRENT EXPENSES IN P&L	240.6	223.2	
R&D CAPITALIZED	55.4	43.3	
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(19.8)	(14.7)	
R&D CAPEX FIXED ASSETS	4.9	3.4	
R&D EXTERNAL	10.3	11.0	
R&D NET INVESTMENT	**291.4**	**266.2**	**9.5%**

In thousands of euros	12M 2018	12M 2017	% Var
PP&E ADDITIONS	240,938	260,347	
SOFTWARE ADDITIONS	20,252	19,626	
INTEREST CAPITALIZED	(8,955)	(8,839)	
CAPEX	**252,235**	**271,134**	**(7.0%)**

In millions of euros except ratio	12M 2018	12M 2017
NET FINANCIAL DEBT	5,343.1	5,170.4
EBITDA EXCL. NON-RECURRING ITEMS	1,236.0	1,305.6
NET LEVERAGE RATIO	**4.32 x**	**3.96 x**

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In thousands of euros	12M 2018	12M 2017	% Var
EBIT REPORTED	994,124	1,003,343	
D&A	228,609	215,490	
NON-RECURRING ITEMS[1]	13,243	86,746	
EBITDA EXCL. NON-RECURRING ITEMS	**1,235,976**	**1,305,579**	**(5.3%)**

[1] *Non-recurring items related to acquisitions; the Aradigm assets reassessment and the U.S. tax reform and tax related to other non-recurring items in 2017*

In thousands of euros	12M 2018	12M 2017	% Var
EBIT REPORTED	994,124	1,003,343	(0.9%)
D&A	228,609	215,490	
IMPACT OF PLASMA SOLD TO THIRD PARTIES	(4,323)	-	
EBITDA UNDERLYING	**1,218,410**	**1,218,833**	**(0.0%)**
% Net revenues	*27.7%*	*28.2%*	

52

KPMG Asesores, S.L. Torre Realia Plaça d'Europa, 41-43 08908 L'Hospitalet de Llobregat Barcelona Independent Assurance Report on the Consolidated Non-Financial Information Statement of Grifols, S.A. and its Subsidiaries for the year 2018 (Free translation from the original in Spanish. In case of discrepancy, the Spanish language version prevails.) To the shareholders of Grifols, S.A.: Pursuant to article 49 of the Spanish Code of Commerce, we have provided limited assurance on the consolidated Non-Financial Information Statement (hereinafter NFIS) for the year ended 31 December 2018, of Grifols S.A. (hereinafter the Parent Company) and its subsidiaries (hereinafter the Group) which forms part of the Group's 2018 consolidated Directors’ Report. The contents of the consolidated Directors’ Report includes additional information to that required by prevailing mercantile legislation on non-financial information which it is not possible to provide assurance. In this regard, our assurance work was limited only to providing assurance on the information contained in table “Index of contents required by Law 11/2018, of December 28, regarding non-financial information and diversity”. Directors’ responsibilities The Parent Company’s Board of Directors is responsible for the preparation and presentation of the NFIS included in the Group’s Consolidated Directors’ Report. The NFIS has been prepared in accordance with prevailing mercantile legislation and selected Sustainability Reporting Standards of the Global Reporting Initiative (GRI Standards), in accordance with that mentioned for each subject area in table “Index of contents required by Law 11/2018, of December 28, regarding non-financial information and diversity” of said Consolidated Directors’ Report. This responsibility also encompasses the design, implementation and maintenance of internal control deemed necessary to ensure that the NFIS is free from material misstatement, whether due to fraud or error. The Parent Company’s Directors are also responsible for defining, implementing, adapting and maintaining the management systems from which the information necessary for preparing the NFIS was obtained. KPMG Asesores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Paseo de la Castellana, 259C – Torre de Cristal – 28046 Madrid Reg. Mer Madrid, T. 14.972, F. 53, Sec. 8 , H. M -249.480, Inscrip. 1.ª N.I.F. B-82498650

2 Our independence and quality control We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants (IESBA), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. Our firm applies International Standard on Quality Control 1 (ISQC1) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. The engagement team was comprised of professionals specialised in reviews of non-financial information and, specifically, in information on economic, social and environmental performance. Our responsibility Our responsibility is to express our conclusions in an independent limited assurance report based on the work performed that refers exclusively to the year 2018. The data for previous years were not subject to the assurance foreseen in the mercantile legislation in force. We conducted our review engagement in accordance with International Standard on Assurance Engagements, “Assurance Engagements other than Audits or Reviews of Historical Financial Information” (ISAE 3000), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and with the Performance Guide on assurance engagements on the Non-Financial Information Statement issued by the Spanish Institute of Registered Auditors (ICJCE). The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement, and consequently, the level of assurance provided is also lower. Our work consisted of making inquiries of management, as well as of the different units and responsible areas of the Group that participated in the preparation of the NFIS, in the review of the processes for compiling and validating the information presented in the NFIS and in the application of certain analytical procedures and sample review testing described below: – Meetings with the Group’s personnel to gain an understanding of the business model, policies and management approaches applied, the principal risks related to these questions and to obtain the information necessary for the external review. – Analysis of the scope, relevance and completeness of the content of the NFIS based on the materiality analysis performed by the Group and described in the section “Bases for the preparation of the non-financial information statement”, and considering the content required in prevailing mercantile legislation. – Analysis of the processes for compiling and validating the data presented in the Non-Financial Information Statement for 2018. – Review of the information relative to the risks, policies and management approaches applied in relation to the material aspects presented in the NFIS.

3 – Corroboration, through sample testing, of the information relative to the content of the NFIS for 2018 and whether it has been adequately compiled based on data provided by internal and external information sources or third party reports. – Procurement of a representation letter from the Directors and management. Conclusion Based on the assurance procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the NFIS of Grifols, S.A. and its subsidiaries for the year ended 31 December 2018 has not been prepared, in all material respects, in accordance with prevailing mercantile legislation and the content of the selected GRI Standards, in accordance with that mentioned for each subject area in the table “Index of contents required by Law 11/2018, of December 28, regarding non-financial information and diversity” included in the Consolidated Directors’ Report. Use and distribution This report has been prepared in response to the requirement established in prevailing mercantile legislation in Spain, and thus may not be suitable for other purposes and jurisdictions. KPMG Asesores, S.L. (Signed) Patricia Reverter Guillot 27 February 2019

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 22 February 2019, pursuant to legal requirements, the Directors of Grifols, S.A. authorised for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2018 to 31 December 2018. The consolidated annual certification. accounts comprise the documents that precede this Victor Grifols Roura (signed) President – Board member Víctor Grifols Deu (signed) Chief Executive Officer Raimon Grifols Roura (signed) Chief Executive Officer Carina Szpilka Lázaro (signed) Board member Tomás Dagà Gelabert (signed) Board member Thomas Glanzmann (signed) Vice-Chairman Iñigo Sánchez-Asiaín Mardone (*) Board member Anna Veiga Lluch Luis Isasi Fernández de Bobadilla (signed) Board member (signed) Board member Steven F. Mayer Belen Villalonga Morenés (signed) Board member Marla E. Salmon (signed) Board member (signed) Board member Ramón Riera Roca Nuria Martín Barnés (signed) Board Member (signed) Secretary to the Board (*) Absent on a business trip, attended the meeting by conference call and did not express any disconformity with the documentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 28, 2019